As filed with the Securities and Exchange Commission on October 31, 2003.

Subject to Amendment.

Registration No. 333-109799

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE

AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

(Exact name of each registrant as specified in its charter)

Bermuda (State or other jurisdiction of incorporation or organization)	6411 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification No.)

American Safety Insurance Holdings, Ltd.

44 Church Street

P.O. Box HM2064

Hamilton HM HX, Bermuda

(441) 296-8560

(Address, Including Zip Code, and Telephone Number, Including Area Code of Each Registrant’s Principal Executive Offices)

Fred J. Pinckney

American Safety Holdings Corp.

1845 The Exchange

Atlanta, Georgia 30339

(770) 485-4346

FAX: (770) 485-5892

(Address, Including Zip Code, and Telephone Number, Including Area Codes of Agent For Service)

With Copies to:

W. Brinkley Dickerson, Jr. Troutman Sanders LLP 600 Peachtree Street, Suite 5200 Atlanta, Georgia 30308 (404) 885-3000 FAX: (404) 962-6743	Paul D. Freshour Arnold & Porter 1600 Tysons Boulevard, Suite 900 McLean, Virginia 22102 (703) 720-7008 FAX: (703) 720-7399

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title Of Shares To Be Registered	Amount To Be Registered (1)	Proposed Maximum Aggregate Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (2)(3)
Common Shares, par value $.01 per share.	2,070,000	$12.30	$25,461,000	$2,062

(1)	Includes 270,000 Common Shares issuable upon exercise of the underwriters’ over-allotment option.
(2)	Estimated solely for purposes of calculating the registration fee which is calculated pursuant to Rule 457(o) under the Securities Act of 1933.
(3)	Previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

Information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion, dated October 31, 2003

PROSPECTUS

1,800,000 Shares

American Safety Insurance Holdings, Ltd.

Common Shares

All 1,800,000 Common Shares, $.01 par value, are being offered by American Safety Insurance Holdings, Ltd.

Our Common Shares are quoted on the New York Stock Exchange under the symbol “ASI.” On October 30, 2003, the last reported sale price of our Common Shares was $12.41 per share.

You should carefully review the “ Risk Factors” section beginning on page 7 in connection with this offering and an investment in the Common Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to American Safety Insurance (2)
Per Share
Total (3)

(1)	American Safety Insurance has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See “Underwriting.”
(2)	Before deducting expenses of the offering payable by us estimated at $ .
(3)	This is a firm commitment underwriting. We have granted the underwriters the right to purchase up to an additional 270,000 Common Shares to cover over-allotments. The underwriters expect to deliver the shares to purchasers on or about . For further discussion, see “Underwriting.”

Morgan Keegan & Company, Inc.	Advest, Inc.
Book-Running Manager	Co-Lead Manager

The date of this Prospectus is                     , 2003

PROSPECTUS SUMMARY

This summary highlights information from this prospectus that we believe is the most important regarding this offering. It may not contain all of the information that is important to you. You should read the entire prospectus carefully before investing in the Common Shares.

The terms “we,” “our,” “us,” and “American Safety Insurance” refer to American Safety Insurance Holdings, Ltd. and, unless the context requires otherwise, include our subsidiaries.

Who We Are. We are a specialty insurance holding company which, through our subsidiaries, develops, underwrites, manages and markets property and casualty insurance and reinsurance to targeted niche markets for environmental remediation, contracting and other specialty risks. We have demonstrated expertise in developing specialty insurance coverages and custom designed risk management programs not generally available in the standard insurance market. We believe the portion of the market for specialty and alternative insurance that we serve is approximately $28.5 billion in annual gross written premiums. For the year ended December 31, 2002, and the six months ended June 30, 2003, our gross written premiums were $156.6 million and $91.2 million, respectively. For the same periods, our net income was $2.5 million, or $0.51 per diluted share, and $5.0 million, or $1.05 per diluted share, respectively. At June 30, 2003, we had total shareholders’ equity of $67.6 million, or $14.25 per share.

We were formed in 1986 as a group captive insurance company in Bermuda to provide stable, long term insurance protection for the asbestos abatement and environmental remediation industries in the United States, which had suffered from disruptive market cycles in the standard insurance market. In March 2000, we acquired American Safety Indemnity Company to target additional underserved specialty or alternative niche insurance risks. We now provide specialty insurance coverages and services in all 50 states and market through approximately 205 independent brokers and insurance agencies.

Our Market. We provide insurance primarily to three markets in which standard insurers do not actively participate:

•	Our environmental insurance coverages provide complete insurance programs for the environmental risks of environmental contractors, consultants, storage tank owners, commercial real estate owners, manufacturing facilities and hazardous waste facilities. In 2002 we had gross written premiums of $23.4 million and net written premiums of $11.6 million. Through June 30, 2003, we had gross written premiums of $15.8 million and net written premiums of $8.9 million.

•	Our excess and surplus coverages consist primarily of general liability for construction risks and a mix of habitational and products liability risks. In 2002 we had gross written premiums of $51.0 million and net written premiums of $43.6 million. Through June 30, 2003, we had gross written premiums of $35.4 million and net written premiums of $30.0 million.

•	Our specialty programs include customized insurance for varying specialty niche and homogeneous groups of risks, including commercial packages for small businesses, dry cleaning operators, pest control operators, lawyers’ professional liability, rural taxicab operators and bail bonds. In 2002 we had gross written premiums of $72.5 million and net written premiums of $17.4 million. Through June 30, 2003, we had gross written premiums of $35.7 million and net written premiums of $7.1 million.

We have targeted these markets because (i) they are less sensitive to competitive pricing pressure, (ii) our expertise in underwriting, loss control and claims management—expertise that generally is unavailable for these coverages in the standard insurance market—can be utilized to provide better designed and priced policies, and (iii) our size enables us to provide customized terms, thereby providing a competitive advantage relative to less flexible insurers.

We insure and place risks primarily through our two U.S. insurance subsidiaries and our non-subsidiary U.S. risk retention group affiliate. We reinsure a portion of these risks through our Bermuda reinsurance subsidiary and other third party reinsurers. Our Bermuda reinsurance subsidiary facilitates the allocation of risk among our insurance subsidiaries and generally provides us with greater flexibility in managing our business.

Our Strategy. We have succeeded through identifying insurable risks not identified in the standard insurance market. For these markets, we are able to offer a broad array of innovative insurance products and services. Our strategy has been to enter underserved markets where our expertise provides us with competitive advantages, and we have the ability to quickly reduce our coverages or exit these markets when results do not meet our expectations as a result of pricing, claims experience or other factors. Management has demonstrated its ability to execute on opportunities and at the same time exercise underwriting judgment and discipline. This strategy is most clearly demonstrated through management’s willingness to exit or reduce business lines—such as surety or workers’ compensation—when they generate unacceptable claims experience or do not meet our profitability goals. A significant portion of our new business comes through independent brokers and agencies who are aware of our interest and ability to offer insurance to underserved markets and who have identified a market that they believe provides both them and us with a potentially profitable opportunity. We plan to continue to expand our insurance lines and services. We believe that we are well positioned for continued success as we continue to implement our business and growth strategies. A component of our strategy includes pursuing acquisitions that can increase our written premiums or our ability to issue new coverages.

Ratings. A.M. Best, an independent nationally recognized insurance industry rating service and publisher, has assigned a rating of “A (Excellent)” on a group basis to American Safety Insurance, including our two U.S. insurance subsidiaries, our Bermuda reinsurance subsidiary and our non-subsidiary risk retention group affiliate, American Safety Risk Retention Group, Inc. (“American Safety RRG”). A rating of “A (Excellent)” is the third highest of A.M. Best’s 16 letter ratings. A.M. Best’s ratings are an independent opinion of an insurer’s ability to meet its obligations to policyholders, which opinion is of concern primarily to policyholders, insurance brokers and agents and should not be considered an investment recommendation.

Real Estate Development Project. We own, and are in the process of completing development of, a residential condominium, marina, par 3 golf course and beach club project known as the Harbour Village Golf and Yacht Club in Ponce Inlet, Florida. We acquired the property through foreclosure in April 1999. We anticipate development of Harbour Village will be completed in 2005. We do not plan to engage in any other real estate development activities.

Offices. Our Bermuda offices are located at 44 Church Street, Hamilton, Bermuda, and the telephone number is (441) 295-5688. The offices of our U.S. subsidiaries are located at 1845 The Exchange, Atlanta, Georgia 30339, and the telephone number is (770) 916-1908.

THE OFFERING

Common Shares Offered by American Safety Insurance	1,800,000 shares(1)

Price	$ per share

Common Shares to be Outstanding after the Offering	6,549,266 shares(1)(2)

Use of Proceeds	To increase the capital base and surplus in our insurance subsidiaries and for general corporate purposes. See “Use of Proceeds.”

NYSE Market Symbol	ASI

(1)	This number does not include the 270,000 shares that the underwriters have the option to purchase to cover over-allotments.
(2)	Excludes 1,013,300 Common Shares that are subject to stock options.

SELECTED FINANCIAL DATA

The following consolidated financial data presented below, as of or for each of the years in the five-year period ended December 31, 2002, are derived from our audited consolidated financial statements. The summary data presented below as of or for the six-month periods ended June 30, 2002, and 2003, are derived from our unaudited consolidated financial statements. This data is qualified in its entirety by reference to and, therefore, should be read together with, the detailed information and financial statements appearing elsewhere in this prospectus.

YEAR ENDED DECEMBER 31,	SIX MONTHS ENDED JUNE 30,
(In thousands, except per share data and ratios)
1998	1999	2000	2001	2002	2002	2003
Statement of operations data:
Gross premiums written	$14,670	$23,405	$86,873	$158,017	$156,606	$72,984	$91,219
Gross premiums earned	13,114	18,140	54,078	146,765	140,006	67,224	82,054
Net premiums earned	9,120	12,125	26,705	62,969	65,949	28,448	44,038
Net investment income	2,847	2,878	2,605	3,650	4,016	1,875	2,259
Net realized gains (losses)	443	174	(518)	652	710	(466)	3,040
Real estate sales	—	—	—	27,561	51,780	33,936	22,597
Total revenue	17,370	21,487	35,979	100,532	123,967	64,447	72,487
Losses and loss adjustment expenses incurred	5,177	6,896	18,506	43,986	38,274	17,531	25,977
Acquisition expenses	1,192	894	3,693	10,431	12,545	4,685	8,436
Real estate expenses	—	—	542	25,126	48,527	29,154	22,877
Earnings (loss) before income taxes	5,755	6,003	(2,520)	5,315	3,403	5,754	6,632
Net earnings (loss)	$5,954	$5,920	$(1,363)	$4,154	$2,484	$3,899	$5,034
Net earnings (loss) per share:
Basic	$1.05	$0.99	$(0.25)	$0.87	$0.52	$0.83	$1.06
Diluted	$1.04	$0.98	$(0.25)	$0.84	$0.51	$0.80	$1.05
Common shares and common share equivalents used in computing net basic earnings (loss)	5,662	6,006	5,496	4,797	4,736	4,724	4,740
Common shares and common share equivalents used in computing net diluted earnings (loss)	5,738	6,032	5,497	4,933	4,871	4,876	4,802
Balance sheet data (at end of period):
Total investments, excluding real estate	$51,048	$59,648	$91,247	$83,578	$104,417	$83,358	$111,064
Total assets	86,147	104,017	207,298	297,261	365,407	311,652	416,010
Unpaid losses and loss adjustment expenses	14,700	20,413	50,509	121,423	160,629	138,592	185,982
Unearned premiums	3,895	9,159	41,953	53,206	69,806	59,218	79,025
Loan payable	—	—	11,435	16,403	22,182	11,211	23,330
Trust preferred payable	—	—	—	—	—	—	7,705
Total liabilities	26,878	42,978	149,495	237,281	302,955	248,396	348,456
Total shareholders’ equity	59,269	61,039	57,803	59,980	62,452	63,256	67,554
GAAP ratios:
Loss and loss adjustment expense ratio	56.8%	56.9%	69.3%	69.9%	58.0%	61.6%	59.0%
Expense ratio	50.7%	53.2%	47.1%	35.3%	42.3%	39.1%	36.5%
Combined ratio (1)	107.5%	110.1%	116.4%	105.2%	110.3%	100.7%	95.5%
Net premiums written to equity	0.2	x	0.2	x	0.7	x	1.3	x	1.3	x	0.9	x	1.5	x

(1)	See combined ratio discussion on page 37.

RECENT DEVELOPMENTS

Our reported net earnings for the third quarter ended September 30, 2003 increased 187% to $3.0 million, or $0.58 per diluted share, as compared to $1.0 million, or $0.21 per diluted share in the third quarter of 2002. Third quarter net earnings are detailed as follows (in thousands):

	Three Months Ended September 30, 2003	Three Months Ended September 30, 2002
Insurance operations	$1,768	$1,248
Real estate operations	1,173	679
Other, including realized gains and (losses)	21	(893)

Net earnings	$2,962	$1,034

The increase in net earnings for the third quarter of 2003 was due to strong increases from both insurance and real estate operations. Net premiums earned for the third quarter of 2003 increased 45% to $26 million from the same quarter of 2002 due to growth in our core environmental, excess and surplus, and program business. Total revenues for the third quarter of 2003 increased 47% to $44 million as compared to the same quarter of 2002 primarily as a result of increased net premiums earned, net investment income and real estate income. Net cash flow generated from operations increased 27% to $28 million for the third quarter of 2003 from $22 million in the same quarter of 2002.

Net earnings for the first nine months of 2003 were $8.0 million, or $1.65 per diluted share, an increase of 62% as compared to $4.9 million, or $1.01 per diluted share for the same period of 2002. Nine months net earnings are detailed as follows (in thousands):

	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002
Insurance operations	$4,993	$2,846
Real estate operations	998	3,560
Other, including realized gains and (losses)	2,005	(1,474)

Net earnings	$7,996	$4,932

The increase in net earnings for the nine months ended September 30, 2003 was due to strong underwriting results from insurance operations and net realized gains from the sale of investments of $2.1 million. Net premiums earned for the nine months ended September 30, 2003 increased 51% to $70 million from the same period of 2002. This increase was due to growth in net premiums earned in our core lines of business. Total revenues for the nine months ended September 30, 2003 increased 23% to $116 million as compared to the same period of 2002 primarily as a result of increased net premiums earned, net investment income and net realized gains from the sale of investments. Net cash flow from operations increased to $60 million for the nine months ended September 30, 2003 from $29 million in the same period of 2002.

Our book value per share increased 12% to $14.73 at September 30, 2003 from $13.18 at December 31, 2002. This increase in book value per share is due primarily to our net earnings during the nine months ended September 30, 2003 offset, in part, by a decrease in unrealized gains on investments.

American Safety Insurance Holdings, Ltd. and Subsidiaries

Financial and Operating Highlights

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Statement of operations data:
Revenues:
Direct and assumed premiums earned	$45,236,887	$35,530,891	$127,291,031	$102,754,848
Ceded premiums earned	(19,357,205)	(17,679,881)	(57,373,690)	(56,456,260)

Net premiums earned	25,879,682	17,851,010	69,917,341	46,298,588
Net investment income	1,308,856	973,320	3,568,093	2,848,195
Management fees from related party	313,346	246,563	835,498	739,744
Net realized gains (losses)	35	(56,183)	3,039,718	(521,885)
Real estate income	16,280,674	10,723,526	38,877,894	44,659,187
Other income	83,346	64,548	114,619	255,698

Total revenues	43,865,939	29,802,784	116,353,163	94,279,527

Expenses:
Losses and loss adjustment expenses	15,723,008	10,648,265	41,700,351	28,178,777
Acquisition expenses	4,923,888	3,139,299	13,359,502	7,823,886
Payroll and related expenses	2,339,400	2,300,400	6,660,651	6,604,500
Real estate expenses	14,400,544	9,626,848	37,277,178	38,781,328
Other expenses	2,638,106	1,723,424	6,738,449	4,418,676
Expense due to rescission	45,112	1,152,876	189,624	1,506,468

Total expenses	40,070,058	28,591,112	105,925,755	87,313,635

Earnings before income taxes	3,795,881	1,211,672	10,427,408	6,965,892
Income taxes	833,831	178,143	2,431,089	2,033,436

Net earnings	$2,962,050	$1,033,529	$7,996,319	$4,932,456

Net earnings per share:
Basic	$0.62	$0.22	$1.69	$1.04

Diluted	$0.58	$0.21	$1.65	$1.01

Average number of shares outstanding:
Basic	4,749,266	4,746,695	4,743,048	4,731,822

Diluted	5,099,421	4,864,450	4,836,454	4,876,659

GAAP combined ratio	94.6%	97.2%	95.2%	99.3%

Balance sheet data (at end of period):			September 30, 2003	December 31, 2002
Total investments, excluding real estate			$157,359,140	$104,416,529
Total assets			441,722,167	365,082,338
Unpaid losses and loss adjustment expenses			196,054,242	160,628,579
Total liabilities			371,768,645	302,630,489
Total shareholders’ equity			69,953,522	62,451,849

Book value per share			$14.73	$13.18

RISK FACTORS

An investment in the Common Shares involves a number of risks, some of which relate to our Common Shares and this offering and others which relate to American Safety Insurance and its business. You should carefully review the following information about these risks together with other information contained in this prospectus before purchasing any Common Shares.

Risk Factors Relating to American Safety Insurance and the Casualty Insurance Industry

Our financial results could suffer if our A.M. Best ratings are downgraded.

Increased public and regulatory scrutiny of the financial stability of insurance companies have resulted in greater emphasis by policyholders upon insurance company ratings, which has resulted in a potential competitive advantage for insurance companies with higher ratings. In September 2003, A.M. Best reaffirmed its rating of “A (Excellent)” with a “stable” outlook on a group basis to American Safety Insurance (including its insurance subsidiaries and its non-subsidiary risk retention group affiliate). Because A.M. Best continually monitors companies with regard to their ratings, our ratings could change at any time, and any downgrade of such rating could adversely affect our business, financial condition and operating results. A.M. Best’s ratings represent an independent opinion of an insurer’s ability to meet its obligations to policyholders, that is of concern primarily to policyholders, insurance brokers and agents and should not be considered an investment recommendation.

Due to cyclicality in our industry, our financial results are subject to potential fluctuations.

The financial results of casualty insurance companies historically have been subject to significant fluctuations and may vary significantly in the future. Operating results may fluctuate due to a variety of factors, including competitive conditions in the industry, levels of new and renewal insurance business, unpredictable developments in loss trends, adequacy and changes in liabilities established by insurers and reinsurers to reflect the estimated costs of claims payments (which are known as loss reserves) according to their insurance or reinsurance contracts, collectibility of reinsurance receivables, market acceptance of new coverages or enhancements, changes in operating expenses, fluctuations in interest rates and other changes in investment markets which affect market prices of investments and income from such investments, and changes in levels of general business activity and economic conditions. We experienced increased competitive pricing pressures in our business lines in the late 1990’s. Since 2000, however, the insurance industry has progressed from a “soft market” (where insurers could not charge higher premiums) to a “hard market” (where insurers can charge higher premiums). These markets are cyclical and may change at any time.

In addition, insureds are eligible for renewal of their policies on different anniversary dates, subject to underwriting and loss control criteria that we apply. If a large number of insureds were to decline to renew their policies or if their policies were not renewed in a given calendar quarter, our operating results could be materially adversely affected in the renewal quarter and subsequent quarters.

Because we significantly concentrate in certain industries, we are inherently subject to specialty business risks.

Due to our focus on insuring specialty risks, such as environmental remediation and contracting, our operating results could be more exposed than our more diversified competitors to the effects of changes in economic conditions, regulations and legal precedents affecting such specialty industries. These changes may include, but are not limited to, economic downturns that may adversely impact the building and real estate development industry and the degree of enactment and enforcement of federal and state environmental regulations that encourage or require environmental remediation actions.

Our continued viability depends, in part, upon the availability of obtaining and retaining reinsurance.

Our business depends significantly upon our ability to limit our risk exposure by ceding (i.e., transferring to other reinsurers) parts or significant portions of the potential liability arising from risks insured or reinsured by us. The availability, amount and cost of reinsurance are subject to prevailing market conditions that are beyond our control and that affect our business, financial condition and operating results. It is unclear if reinsurance will continue to be available and, if available, at an affordable cost. If we were unable to maintain or replace our reinsurance treaties upon their expiration, either our exposures would increase or, if we were unwilling to bear such increase in exposures, we would be required to reduce the level of our underwriting commitments. Although we place our reinsurance with reinsurers we believe to be financially stable, a significant reinsurer’s inability or unwillingness to make payments under the terms of a reinsurance treaty could have a material adverse effect on our business, financial condition and operating results.

We cannot guarantee that our reinsurers will pay in a timely fashion, if at all, and, as a result, we could experience losses.

We transfer part or a significant portion of the potential liability we have assumed to reinsurers in exchange for part of the premiums we receive in connection with the risk. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred, it does not relieve us of liability to our policyholder(s). Our reinsurers may not pay the reinsurance recoverables that they owe to us, or they may not pay such recoverables on a timely basis either because of an inability or unwillingness to pay. If our reinsurers fail to pay us or fail to pay us on a timely basis, our business, financial condition and operating results would be adversely affected.

Our loss reserves may prove to be inadequate to cover certain potential claims.

The establishment of appropriate loss reserves is an inherently uncertain process, particularly in the environmental remediation industry, contracting industry, other specialty and business lines, where claims that have occurred may not be reported to an insurance company for long periods of time. Due to these uncertainties inherent in our business lines, the possibility exists that ultimate losses could materially exceed our loss reserves. Insurance companies are required to maintain loss reserves to cover their estimated ultimate liability for losses and loss adjustment expenses with respect to reported and incurred but not reported claims. Loss reserves are estimates at a given time involving actuarial and statistical projections of what we expect to be the cost of the ultimate settlement and administration of claims. These estimates are based on facts and circumstances then known, predictions of future events, estimates of future trends, claims frequency and severity, potential judicial expansion of liability precedents, legislative activity and other factors, such as inflation. A full actuarial analysis is performed to provide reserve studies, rate studies, and regulatory opinions. To the extent that loss reserves prove to be inadequate in the future, we would have to increase the reserves and incur charges to earnings in the periods such reserves were increased, which would cause fluctuations in operating results and could have a material adverse effect on our business, financial condition and operating results.

We rely on independent insurance brokers and agencies to market our products and their inability to successfully market our products could impact our business, financial condition and operating results.

The failure or inability of independent insurance brokers and agencies to market our insurance programs successfully could have a material adverse effect on our business, financial condition and operating results. We market most of our insurance programs through approximately 205 independent insurance brokers and agencies. These brokers and agencies are not obligated to promote our insurance programs and may also sell competitors’ insurance programs. As a result, our business depends in part on the marketing efforts of these brokers and agencies and on our ability to offer insurance programs and services that meet the requirements of the clients and customers of these brokers and agencies. Furthermore, as of June 30, 2003, approximately 90% of our premiums written for our excess and surplus business line (or approximately 35% of our aggregate premiums written) were produced through six brokers, and the loss of one or more of these brokers going forward could have a material adverse effect on our business, financial condition and operating results.

Our ability to expand the insurance products that we offer and the markets in which we operate is dependent on several factors. Impairment of any one of these factors may adversely affect our ability to expand the insurance products that we offer and the markets in which we operate.

Our growth strategy includes continued internal growth, particularly of our specialty business lines and the development of new insurance coverages. In order to establish this growth, we depend on the following factors:

•	identifying insurable risks not served adequately by the standard insurance market;

•	the availability of adequate capital;

•	our ability to obtain necessary regulatory approval; and

•	our ability to maintain our financial strength ratings.

The impairment of any of these factors could affect our internal growth, which may cause our business, financial conditions and operating results to suffer.

Our insurance operation subsidiaries are subject to various regulations that may change at any time, and our inability to successfully comply with any changed regulations may adversely affect our business, financial condition and operating results.

Insurance Regulation. Our primary insurance and reinsurance subsidiaries, as well as our non-subsidiary risk retention group affiliate, are subject to regulation under applicable insurance statutes of the jurisdictions in which they are domiciled or licensed and write insurance. Such regulation may limit our ability to, or speed with which we can, effectively respond to market opportunities and may require us to incur significant annual regulatory compliance expenditures. Insurance regulation is intended to provide safeguards for policyholders rather than to protect shareholders of our insurance companies. Insurance regulation relates to authorized business lines, capital and surplus requirements, types and amounts of investments, underwriting limitations, trade practices, policy forms, claims practices, mandated participation in shared markets, loss reserve adequacy, insurer solvency, transactions with related parties, changes in control, payment of dividends and a variety of other financial and nonfinancial components of an insurance company’s business. Any changes in insurance laws and regulations could materially adversely affect our business, financial condition and operating results. We are unable to predict what additional laws and regulations, if any, affecting our business may be promulgated in the future or how they might be interpreted.

Dividend Regulation. We rely to a significant degree on dividends from our insurance subsidiaries to be able to pay dividends to our shareholders. The payment of dividends by these subsidiaries is subject to regulatory restrictions and will depend on the surplus and future earnings of these subsidiaries. As a result, we may not be able to receive dividends from our subsidiaries at times and in amounts sufficient to pay dividends to our shareholders our board of directors may wish to declare. However, we do not intend to pay cash dividends on our Common Shares in the foreseeable future.

Environmental Regulation. Environmental remediation activities and other environmental risks are highly regulated by both federal and state governments. Environmental regulation is continually evolving and changes in the regulatory patterns at federal and state levels may have a significant effect upon potential claims under our policies. Such changes may also affect the demand for the types of insurance offered by and through us and the availability or cost to us of reinsurance. We are unable to predict what additional laws and regulations, if any, affecting environmental remediation activities and other environmental risks may be promulgated in the future or how they might be interpreted.

We may expand the insurance programs that we offer and the markets in which we operate by acquiring other companies. There are risks associated with acquisitions that we may be unable to control. If we are unable to control these risks, our business, financial condition and operating results could be materially adversely affected.

Our growth strategy includes potential strategic acquisitions. Although we are not currently engaged in negotiations with respect to any acquisition, any future acquisition would be accompanied by risks commonly encountered in acquisitions of companies. Such risks include, among other things, the difficulty in assimilating the operations and personnel of an acquired company; potential disruption of our ongoing business; inability to successfully integrate acquired systems and insurance programs into our operations; maintenance of uniform standards, controls and procedures; and possible impairment of relationships with employees and insureds of an acquired business as a result of changes in management. If a future acquisition is impacted by these risks, we may not be able to fully achieve the anticipated growth in existing and new insurance lines, which may cause our business, financial condition and operating results to suffer.

Our Bermuda operations could be subject to United States taxation.

Both American Safety Insurance and our reinsurance subsidiary, American Safety Reinsurance, are organized under Bermuda law. Bermuda’s tax laws are more favorable to American Safety Insurance and American Safety Reinsurance than the United States’ tax laws because Bermuda companies are not obligated to pay any taxes in Bermuda based upon income or capital gains. If our Bermuda-based operations were determined to be subject to United States taxation, our operating results could be materially adversely affected. The United States Internal Revenue Code of 1986, as amended (the “Code”), does not contain a definitive identification of activities that constitute being engaged in a United States trade or business, and the possibility exists that the Internal Revenue Service could take the position that our Bermuda-based operations are engaged in a United States trade or business and, therefore, are subject to United States income taxation. Our U.S. subsidiaries, however, are subject to United States taxation.

Interest rate fluctuations could impact the value of our investment portfolio.

Our investment portfolio is comprised mostly of fixed-income securities. The value of these investments is subject to fluctuations depending on changes in prevailing interest rates. We do not hedge our investments against interest rate risks and, accordingly, changes in interest rates may result in fluctuations in the value of our investments. The result of changes in interest rates could affect our unrealized gains or losses in our fixed income portfolio.

The trading market for the Common Shares is thin, which could result in illiquidity of your investment in the Common Shares.

The Common Shares currently trade on the New York Stock Exchange. The average daily trading volume of the 52 weeks ended October 30, 2003 was approximately 4,420 shares. While the Common Shares to be sold in the offering will increase the number of shares available for trading, a more active trading market may not develop and, if developed, it may not be maintained, which could result in illiquidity of your investment in the Common Shares.

Sales at the Harbour Village real estate development project may be not generated in a timely manner and, thus, our financial results may be adversely impacted.

Our real estate development subsidiary, Ponce Lighthouse Properties, Inc., is developing residential condominium units and related amenities in Ponce Inlet, Florida, which property we acquired through foreclosure. The development is large—an estimated 676 condominium units—and has attendant to it all of the risks that typically accompany a large real estate development project. These may include:

•	the need to finance construction activities in a difficult capital market environment;

•	the costs and risks of complying with environmental, land use, zoning and other regulatory requirements;

•	the risk of design and construction flaws;

•	the risk that buyers of pre-sold units will default;

•	the risk that we will not have buyers for units that are not pre-sold; and

•	the general economic risks attendant to developing real estate for primary or secondary homes and retirement homes in the current economy.

Any of these risks, or any other unforeseen risks, could cause our results from the development of the Harbour Village project to not meet our expectations for profitability.

Risk Factors Relating to the Common Shares

Shares Eligible for Future Sale.

Future sales, or the availability for future sales, of substantial amounts of the Common Shares could adversely affect the market price of the Common Shares. Several members of our board of directors hold a significant portion of the outstanding Common Shares, and a decision by one or more of these shareholders to sell their shares could adversely affect the market price of the Common Shares. All Common Shares offered hereby (including any shares issued upon exercise of the Underwriters’ over-allotment option) will have been registered under the Securities Act of 1933, as amended and will be freely tradable without restriction or further registration under the Securities Act, except for shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares beneficially owned by our affiliates may not be sold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, such as Rule 144. Common Shares held by our executive officers, directors and principal shareholders are subject to lock-up agreements for a period of 180 days after the date of this prospectus. See “Underwriting.”

Limitations in our Bye-Laws on share ownership and voting rights might prevent a third party from acquiring us.

Our Bye-Laws provide that no United States shareholder may own more than 9.5% of the outstanding Common Shares other than Frederick C. Treadway or Treadway Associates, L.P., one of our founders. Under the Bye-Laws, we are required to decline to register any transfer of Common Shares that would result in a United States shareholder directly, indirectly or constructively owning, within the meaning of Section 958 of the Code, shares constituting more than 9.5% of the outstanding Common Shares. Similar restrictions apply to our ability to issue new shares. We also may, in our absolute discretion, decline to register the transfer of any Common Shares if they have reason to believe (i) that such transfer would expose us, any subsidiary or any shareholder to adverse tax, legal or regulatory treatment or would be in breach of any applicable law or regulatory requirement in any jurisdiction, or (ii) that registration of such transfer under the Securities Act, or under any or under any state securities laws or under the laws of any other jurisdiction is required and such registration has not been duly effected. We are authorized to request information from any holder or prospective acquiror of shares as necessary to give effect to the transfer and issuance limitations referred to above, and may decline to effect any transaction if complete and accurate information is not received as requested.

The Bye-Laws also provide that if we, in our absolute discretion, determine that share ownership by any shareholder may result in adverse tax, regulatory or legal consequences to us, any subsidiaries or any other shareholder, we will have the option, but not the obligation, to repurchase all or part of the shares held by such shareholder to the extent we determine necessary to avoid such adverse consequences.

In addition, the Bye-Laws generally provide that if a United States shareholder is treated as directly, indirectly or constructively owning, within the meaning of Section 958 of the Code, shares having more than 9.5% of the total votes of all the Common Shares, the voting rights attached to the shares such person owns or is treated as owning will be reduced to 9.5%, other than the voting rights of Frederick C. Treadway or Treadway Associates, L.P. As a result of the attribution provisions of the Code, this requirement may have the effect of reducing the voting rights of a shareholder whether or not such shareholder directly holds Common Shares having more than 9.5% of the votes. Further, we have the authority to request from any shareholder certain information for purposes of determining whether such shareholder’s voting rights are to be reduced. Failure to respond to such notice, or the submission of incomplete or untrue information, gives us discretion to disregard all votes attached to such shareholder’s shares. See “Description of the Common Shares.”

Our Bye-Laws contain other provisions that may be viewed as inhibiting a third party from acquiring us. Specifically, our Bye-Laws (i) require the affirmative vote of at least 66 2/3% of the outstanding shares entitled to vote to approve a merger; (ii) require the affirmative vote of at least 66 2/3% of the outstanding shares entitled to vote to amend, repeal or adopt any provision inconsistent with the foregoing provisions of the Bye-Laws; and (iii) provide for a classified or “staggered” board of directors. These provisions could have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempt to acquire us. To the extent that these provisions discourage takeover attempts, they could deprive shareholders of opportunities to realize takeover premiums for their shares or could depress the market price of the Common Shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus contains forward-looking statements. You can identify these statements by the use of forward-looking terminology, such as “may,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “target,” “plan,” “project,” or “continue,” or the negatives or other variations or similar terminology. We have made these statements based on our plans and current analyses of our business and the insurance industry as a whole. These statements also relate to our belief that the insurance market is improving in terms of premium rates.

Some of the risks and uncertainties identified by these forward-looking statements, include, but are not limited to:

•	general economic conditions and other factors, including prevailing interest rate levels, stock market performance and health care inflation, which may affect our ability to sell our insurance products and services, the market value of our investments and the renewal rate and profitability of our business lines;

•	customer response to new insurance products and services, distribution channels and marketing initiatives;

•	the nature and extent of worker injuries and the cost of healthcare related thereto;

•	changes in the U.S. income tax laws and regulations which may affect the relative tax advantages of some of our business operations;

•	increasing competition in the sale of our insurance products and services; and

•	regulatory changes or actions, including those relating to the underwriting of insurance products, regulation of the sale, underwriting and pricing of insurance products and services.

The above factors, in some cases, have affected, and in the future could affect, our financial performance and could cause operating results for fiscal year 2003 and beyond to differ materially from those expressed or implied in the forward-looking statements. These and other material risk factors relating to us and the Common Shares are more fully described under the caption “Risk Factors” beginning on page 7.

You may rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of the Common Shares means that information contained in this prospectus is correct after the date of this prospectus and, except to the extent required by law, we expressly disclaim any obligation to update the information. This prospectus is not an offer to sell or solicitation of an offer to buy the Common Shares in any circumstances under which the offer or solicitation is unlawful.

USE OF PROCEEDS

The net proceeds of the Offering are expected to be $            . We intend to invest the net proceeds from the Common Shares to implement our business and growth strategy by (i) increasing the capital and surplus base of our insurance subsidiaries to take advantage of improving premium rates in the property and casualty insurance market, as needed, and (ii) use the remainder of the balance of the net proceeds for general corporate purposes. The precise amounts and timing of expenditures of the net proceeds will depend on our funding requirements and the availability of other capital resources. Pending application of the net proceeds as described above, we intend to invest the proceeds from the offering in short-term and intermediate-term interest-bearing securities.

The net proceeds of the offering will increase our capital and surplus, which will contribute toward our obtaining a higher financial size rating from A.M. Best. Our financial size rating may be increased by A.M. Best when we achieve capital and surplus of $100 million. Prior to the offering we will have capital and surplus of approximately $67.5 million. Following the offering we expect to have capital and surplus of approximately $             million.

DIVIDEND POLICY

We do not anticipate paying cash dividends on the Common Shares in the near future. In the past, we have paid dividends on the Common Shares. In June 2003, our board of directors decided to suspend paying dividends on the Common Shares so that we could utilize the capital to take advantage of improving premium rates in the property and casualty insurance market. As an insurance holding company, our ability to pay cash dividends to our shareholders depends, to a significant degree, on the ability of our insurance subsidiaries to pay cash dividends to us. The jurisdictions in which we and our insurance subsidiaries are domiciled place limitations on the amount of dividends or other distributions payable by insurance companies in order to protect the solvency of the insurers. Our current policy is for our primary insurance and reinsurance subsidiaries to retain their capital for growth. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” “Business—Regulatory Environment” and Note 8 to our Consolidated Financial Statements regarding the limitations on our regulated insurance subsidiaries with respect to the payment of dividends.

CAPITALIZATION

The following table shows the consolidated capitalization of American Safety Insurance at June 30, 2003, and as adjusted to give effect to the receipt and application of the estimated net proceeds from this offering.

	As of June 30, 2003	As Adjusted for this Offering
	(In Thousands)
Short-term debt(1)	$1,889	$1,889
Long-term debt	21,442	21,442
Trust preferred payable(2)	7,705	7,705

Total debt	31,036	31,036
Shareholders’ equity
Preferred stock, $.01 par value; authorized 5,000,000 shares; no shares issued and outstanding, as of June 30, 2003	—	—
Common stock, $.01 par value; authorized 15,000,000 shares; 6,352,077 shares issued and outstanding, as of June 30, 2003	63	67
Additional paid-in capital	25,874	49,120
Accumulated other comprehensive income	2,953	2,953
Retained earnings	38,664	38,664

Total shareholders’ equity	67,554	90,804

Total capitalization	$98,590	$121,840

(1)	In September 2003, we paid-off a short-term loan of $1,889,000.
(2)	In August 2003, we completed a private placement of $4,800,000 of trust preferred securities.

For additional information regarding our capital resources, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

MARKET FOR OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our Common Shares commenced trading on the Nasdaq on February 13, 1998 as a result of the completion of our initial public offering. On February 5, 1999, our Common Shares were listed and traded on the New York Stock Exchange under the symbol “ASI” and our prior listing on the Nasdaq ceased. As of October 30, 2003, there were approximately 2,200 record holders of our Common Shares.

The following table sets forth the high and low prices per share of our Common Shares for the periods indicated.

Fiscal Year Ended December 31, 2001	High	Low
First Quarter	$9.10	$5.75
Second Quarter	10.25	7.95
Third Quarter	10.35	8.80
Fourth Quarter	9.65	8.80

Fiscal Year Ended December 31, 2002	High	Low
First Quarter	$9.75	$8.65
Second Quarter	9.39	8.08
Third Quarter	8.85	7.74
Fourth Quarter	7.75	5.80

Fiscal Year Ended December 31, 2003	High	Low
First Quarter	$7.33	$6.69
Second Quarter	9.15	6.18
Third Quarter	13.49	9.03
Fourth Quarter (through October 30, 2003)	12.50	11.85

We issued no cash dividends in fiscal year 2001, four quarterly cash dividends of 12 cents per share for each quarter in fiscal year 2002 and no cash dividends in fiscal year 2003. In June 2003, our board of directors decided to cease paying dividends on the Common Shares so that we could utilize the capital to take advantage of improving premium rates in the property and casualty insurance market. As an insurance holding company, our ability to pay cash dividends to our shareholders depends, to a significant degree, on the ability of our insurance subsidiaries to pay cash dividends to us. The jurisdictions in which we and our insurance subsidiaries are domiciled place limitations on the amount of dividends or other distributions payable by insurance companies in order to protect the solvency of the insurers. Our current policy is for our insurance and reinsurance subsidiaries to retain their capital for growth. We do not intend to pay cash dividends on our Common Shares in the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

We are a specialty insurance holding company which through our subsidiaries, develops, underwrites, manages and markets property and casualty insurance and reinsurance to targeted niche markets in all 50 states for environmental remediation, contracting and other specialty risks. We have demonstrated expertise in developing specialty insurance coverages and custom designed risk management programs not generally available in the standard markets. We also own, and are in the process of completing development of, a residential condominium, marina, par-3 golf course and beach club project known as Harbour Village Golf and Yacht Club (“Harbour Village”) in Ponce Inlet, Florida. We anticipate development of Harbour Village will be completed in 2005. We do not plan to engage in any other real estate development activities.

The following information is presented on the basis of accounting principles generally accepted in the United States of America (“GAAP”) and should be read in conjunction with “Risk Factors,” “Business,” “Selected Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. All amounts and percentages are rounded.

The table below sets forth our consolidated revenues:

	Year Ended December 31,			Six Months Ended June 30,		Year Ended December 31,		Six Months Ended June 30,
	2000	2001	2002	2002	2003	2000 to 2001	2001 to 2002	2002 to 2003
Net premiums earned:	(Dollars in thousands)
Reinsurance:
Workers’ compensation	$11,151	$12,657	$1,617	$—	$—	13.5%	(87.2)%	—%
General liability	5,479	9,707	5,988	6,494	3,408	77.2	(38.3)	(47.5)
Program business	—	396	204	—	96	—	(48.5)	—

Total reinsurance	16,630	22,760	7,809	6,494	3,504	36.9	(65.7)	(46.0)

Primary insurance:
Commercial lines	2,638	4,197	772	793	—	59.1	(81.6)	(100.0)
Workers’ compensation	249	6,376	7,365	4,361	2,770	2,460.6	15.5	(36.5)
Surety	4,539	5,916	1,158	652	268	30.3	(80.4)	(58.9)
General liability	845	18,423	42,740	13,791	30,340	2,080.2	132.0	120.0
Program business	1,804	5,297	6,105	2,356	7,156	193.5	15.3	203.7

Total primary insurance	10,075	40,209	58,140	21,953	40,534	299.1	44.6	84.6

Total net premiums earned	26,705	62,969	65,949	28,447	44,038	135.8	4.7	54.8

Net investment income	2,605	3,650	4,016	1,875	2,259	40.1	10.0	20.5
Interest on notes receivable	1,531	767	—	—	—	(49.9)	(100.0)	—
Commission and fee income:
Brokerage commission income	3,292	2,411	143	103	—	(26.8)	(94.1)	(100.0)
Management fees from affiliates	1,425	1,496	1,183	493	522	5.0	(20.9)	5.9

Total commission and fee income	4,717	3,907	1,326	596	522	(17.2)	(66.1)	(12.4)

Net realized gains (losses)	(518)	652	710	(466)	3,040	225.9	8.9	752.4
Real estate income	—	27,561	51,780	33,396	22,597	—	87.9	(33.4)
Other income	939	1,026	186	89	31	9.3	(81.9)	(65.2)

Total Revenues	$35,979	$100,532	$123,967	$64,477	$72,487	179.4%	23.3%	12.4%

The following table sets forth the components of our GAAP combined ratio for the period indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
Insurance operations
Loss & loss adjustment expense ratio	69.3%	69.9%	58.0%	61.6%	59.0%
Expense ratio	47.1	35.3	42.3	39.1	36.5

Combined ratio	116.4%	105.2%	100.3%	100.7%	95.5%

Note: See combined ratio discussion on page 37.

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

Net Premiums Earned.    “Net premiums earned” are that portion of net premiums written which applies to the expired portion of the policy period. Net premiums earned increased 54.8% to $44.0 million in the six months ended June 30, 2003 from $28.4 million in the six months ended June 30, 2002. The principal factors accounting for the increase were a $13.5 million increase in general liability premiums and a $4.8 million increase in program business premiums. Net premiums earned for workers’ compensation, commercial lines, and surety decreased 47.7% to $3.0 million from $5.8 million, which is consistent with our strategy to focus on our more profitable lines of insurance business.

Net Investment Income.    Net investment income increased from $1.9 million in the six months ended June 30, 2002 to $2.3 million in the six months ended June 30, 2003 due to higher levels of invested assets generated from positive cash flows from operations. The average pre-tax yield on investments was 4.5% in the six months ended June 30, 2002 and 4.2% in the six months ended June 30, 2003. The average after-tax yield on investments was 3.3% in the six months ended June 30, 2002 and 3.2% in the six months ended June 30, 2003.

Brokerage Commission Income and Management Fees.    Income from insurance brokerage operations and management fees decreased 12.4% from $596,000 in the six months ended June 30, 2002 to $522,000 in the six months ended June 30, 2003. This decrease is the result of lower brokerage income generated from insurance operations.

Net Realized Gains (Losses).    Net realized gains (losses) increased from a net loss of $(466,000) in the six months ended June 30, 2002 to a net gain of $3.0 million for the six months ended June 30, 2003 due to the sale of bonds in our investment portfolio. We and our professional investment advisers determined it was prudent for us to realize these gains as a result of the current interest rate environment, and also to increase the statutory surplus of our insurance companies.

Real Estate Income.    Real estate income at the Harbour Village project decreased 33.4% to $22.6 million in the six months ended June 30, 2003 from $33.9 million in the six months ended June 30, 2002. This income was realized from the closing of 77 condominium units and 12 boat slips in the six months ended June 30, 2003 as compared to the closing of 115 condominium units and 45 boat slips in the six months ended June 30, 2002. See Page R-1 for further information regarding Harbour Village.

Losses and Loss Adjustment Expenses.    Losses and loss adjustment expenses increased 48.2% from $17.5 million in the six months ended June 30, 2002 to $26.0 million in the six months ended June 30, 2003 due to increases in earned premiums. The loss ratio decreased to 59.0% in the six months ended June 30, 2003 from 61.6% in the six months ended June 30, 2002, as a result of decreased earned premiums in commercial lines, surety, and workers’ compensation lines of business.

Acquisition Expenses.    Policy acquisition expenses increased to $8.4 million for the six months ended June 30, 2003 from $4.7 million for the six months ended June 30, 2002, as a result of increased earned premiums. Premiums tax expense has decreased to $300,000 in the six months ended June 30, 2003 from $1.7 million in the six months ended June 30, 2002 due to lower volumes of direct premiums which are subject to premiums taxes.

Payroll and Other Expenses.    Payroll and other expenses increased 20.3% from $7.0 million in the six months ended June 30, 2002 to $8.4 million in the six months ended June 30, 2003 due to legal expenses associated with the arbitration proceedings with Berkley Insurance Company. See “-Litigation” for further information regarding the Berkley arbitration.

Real Estate Expenses.    Real estate expenses associated with Harbour Village decreased from $29.2 million in the six months ended June 30, 2002 to $22.9 million in the six months ended June 30, 2003. Of the $22.9 million of costs recognized during the six months ended June 30, 2003, $20.6 million were previously capitalized variable costs related to the sale of condominium units and boat slips, and the remaining $2.3 million were fixed costs of the project, which includes advertising and other administration costs. Of the $29.2 million of costs recognized during the six months ended June 30, 2002, $27.5 million was previously capitalized variable costs related to the sale of condominium units and boat slips and the remaining $1.7 million were fixed costs of the project, which includes advertising and other administration costs. See Page R-1 for further information regarding Harbour Village.

Expense Due to Rescission.    Expense due to rescission litigation was $145,000 for the six months ended June 30, 2003 as compared to $354,000 for the six months ended June 30, 2002. All of these expenses were litigation related.

Income Taxes.    Federal and state income taxes decreased to $1.6 million in the six months ended June 30, 2003 from $1.9 million in the six months ended June 30, 2002 due to lower levels of income in our U.S. insurance and real estate operations. The effective tax rate also decreased from 32.2% to 24.1% for the period.

Net Earnings.    Net earnings increased 29.1% to $5.0 million for the six months ended June 30, 2003 from $3.9 million for the six months ended June 30, 2002.

Our net earnings are detailed as follows (in thousands):

	Six Months Ended June 30,
	2002	2003
Insurance operations	$1,599	$3,225
Real estate operations	2,882	(174)
Other, including realized gains (losses)	(582)	1,983

Net earnings	$3,899	$5,034

Year Ended December 31, 2002 to Year Ended December 31, 2001

Net Premiums Earned.    Net premiums earned increased 4.7% from $63 million in 2001 to $65.9 million in 2002. The principal factors accounting for the increase were an increase in general liability primary premiums of $24.3 million and an increase in program business premiums of $808,000. These increases were partially offset by a decrease in net premiums earned for workers’ compensation, general liability reinsurance, commercial lines and surety of 56.5% from $38.9 million in 2001 to $16.9 million in 2002. These results were in line with our strategy to focus on its more profitable lines of insurance business.

Net Investment Income.    Net investment income increased 10.0% from $3.7 million in 2001 to $4.0 million in 2002 due to higher levels of invested assets generated from positive cash flows from operations. The average annual pre-tax yield on investments was 5% in 2001 and 4.3% in 2002. The average annual after-tax yield on investments was 3.7% in 2001 and 3.2% in 2002.

Interest from Notes Receivable.    Interest from notes receivable decreased 100% from $767,000 in 2001 to $0 in 2002 due to the impairment of two loans. During 2001, we ceased accruing interest for accounting purposes on two impaired loans with one borrower in accordance with our accounting policies. See Page F-21 for further information regarding interest from notes receivable. Average notes receivable have decreased to $7.4 million from $8.5 million. The average annual pretax yield on notes receivable was 9% and 0% in 2001 and 2002, respectively.

Brokerage Commission Income and Management Fees.    Income from insurance brokerage operations and management fees decreased 66.1% from $3.9 million in 2001 to $1.3 million in 2002. This decrease is the result of a change in the manner fees are realized from our non-subsidiary risk retention group affiliate. Previously, our risk retention group affiliate paid a fixed management fee plus a commission based on a percentage of the premiums produced. Effective January 1, 2002, our risk retention group pays fees based on its portion of costs allocated against its portion of premiums written. This change was implemented to coincide with the creation of an internal pooling agreement between us and our risk retention group. The result of this change will initially lower the commission income and management fees paid to us by the risk retention group affiliate, but the net premiums earned retained by us will increase, which we will earn as revenue over the life of the underlying policies as opposed to recognizing the commissions and fees as revenue at the time such policies are written.

Net Realized Gains.    Net realized gains from the sale of investments increased from a gain of $652,000 in 2001 to a gain of $710,000 in 2002. These gains were primarily realized from the sale of bonds in our investment portfolio.

Real Estate Income.    Real estate sales at Harbour Village increased 87.9% from $27.6 million in 2001 to $51.8 million in 2002. The sales in 2002 were realized from the closing of 160 condominium units and 62 boat slips and the sales in 2001 were realized from the closing of 102 condominium units and 59 boat slips.

Other Income.    Other income decreased 81.9% from $1 million in 2001 to $186,000 in 2002 as a result of reduced fees earned by our financial services subsidiary. During 2001, we discontinued this financial services business.

Losses and Loss Adjustment Expenses.    Loss and loss adjustment expenses decreased 13% from $44.0 million in 2001 to $38.3 million in 2002 as a result of decreased net premiums earned in commercial lines, surety and workers’ compensation lines of insurance business and a refocusing of our strategy to concentrate on more profitable lines of business, which caused the loss ratio to decrease from 69.9% in 2001 to 58.0% in 2002.

Acquisition Expenses.    Policy acquisition expenses increased from $10.4 million in 2001 to $12.5 million in 2002 as a result of increased net earned premiums in the general liability line of business and a change in the reinsurance arrangement between us and our non-subsidiary risk retention group affiliate.

Payroll and Other Expenses.    Payroll and other expenses increased 30.1% from $15.1 million in 2001 to $19.6 million in 2002 due to higher payroll and legal expenses, a $2.5 million impairment charge to notes receivable, and a $1.1 million expense of reinsurance recoverables. The $2.5 million charge for impairment to notes receivable is the result of an updated appraisal, which shows a decrease in the market value of the property due to current economic conditions, for the collateral supporting the loans. The $1.1 million expense in 2002 of reinsurance recoverables relates to the arbitration dispute with Berkley Insurance Company, and is in recognition of a settlement offer that we made to Berkley. See “—Litigation” with respect to our material arbitration dispute with Berkley.

Real Estate Expenses.    Real estate expenses associated with Harbour Village increased from $25.1 million in 2001 to $48.5 million in 2002. Of the $48.5 million of costs recognized during 2002, $44.1 million of the costs were previously capitalized variable costs related to the sale of condominium units and boat slips, and the remaining $4.4 million were fixed costs of the project, which includes the $0.5 million for the Town of Ponce Inlet as part of the settlement of material zoning litigation described under “—Litigation.” Of the $25.1 million of costs recognized during 2001, $23.5 million of the costs were previously capitalized variable costs related to the sale of condominium units and boat slips, and the remaining $1.6 million were fixed costs of the project.

Expense due to Rescission.    Expense due to rescission litigation was $1.6 million in 2002 as compared to $600,000 in 2001. Of the $1.6 million of expense recognized, $565,000 was for legal fees, and $1 million was related to amounts held in escrow for the acquisition as a result of the Court’s granting of defendants’ summary judgment motions in part of the lawsuit. See “—Litigation” for further discussion of the recission litigation.

Income Taxes.    Federal and state income tax expense was $919,000 in 2002 as compared to $1.2 million in 2001. The effective tax rate increased to 27.0% for 2002 from 21.8% in 2001. This increase is a result of higher levels of taxable income in our U.S. insurance and real estate subsidiaries.

Net Earnings.    Net earnings decreased 40.2% to $2.5 million in 2002 from $4.2 million in 2001. The decrease in net earnings is primarily due to the impairment of notes receivable, reinsurance recoverable expenses relating to the Berkley dispute, and increased rescission expense.

Our net earnings are detailed as follows (in thousands):

	Year Ended December 31,
	2001	2002
Insurance operations	$1,997	$3,618
Real estate operations	1,611	1,900
Other including realized gains (losses), impairment on notes receiveable, and rescission expenses	546	(3,034)

Net earnings	$4,154	$2,484

Year Ended December 31, 2001 to Year Ended December 31, 2000

Net Premiums Earned.    Net premiums earned increased 135.8% from $26.7 million in 2000 to $63.0 million in 2001. The principal factors accounting for the increase were an increase of general liability reinsurance premiums of $4.2 million, an increase in workers’ compensation primary premiums of $6.1 million, an increase in general liability primary premiums of $17.6 million, an increase in commercial lines premiums of $1.6 million, and an increase in program business premiums of $3.9 million.

Net Investment Income.    Net investment income increased 40.1% from $2.6 million in 2000 to $3.7 million in 2001 as a result of increased levels of invested assets generated from increased cash flows from operations. The average annual pre-tax yield on investments was 4.8% in 2000 and 5.0% in 2001. The average annual after-tax yield on investments was 4.0% in 2000 and 3.7% in 2001.

Interest from Notes Receivable.    Interest from notes receivable decreased 49.9% from $1.5 million in 2000 to $767,000 in 2001 principally from repayment of various loans. Average notes receivable have decreased from $10.9 million in 2000 to $8.5 million in 2001. The average annual pretax yield on notes receivable was 14.1% and 9.0% in 2000 and 2001, respectively. We ceased accruing interest on two impaired loans with one borrower in accordance with our accounting policies during 2001.

Brokerage Commission Income.    Income from insurance brokerage operations decreased 26.7% from $3.3 million in 2000 to $2.4 million in 2001 due to reduced levels of insurance premiums being produced through our non-subsidiary risk retention group affiliate, and increased levels of insurance premiums being produced by our excess and surplus lines insurance company (which are not recognized as brokerage commission income).

Management Fees.    Management fees received from our non-subsidiary risk retention group affiliate increased 5% from $1.43 million in 2000 to $1.5 million in 2001 and is consistent with the prior year.

Net Realized Gains.    Net realized gains (losses) from the sale of investments increased from a loss of $(518,000) in 2000 to a gain of $652,000 in 2001. These gains were primarily realized from the sale of bonds in our investment portfolio.

Real Estate Income.    Real estate sales at the Harbour Village project were $27.6 million in 2001. These sales were realized from the closing of 102 condominium units and 59 boat slips in 2001. Prior to 2001, there had been no closings of condominium units or boat slips.

Losses and Loss Adjustment Expenses.    Loss and loss adjustment expenses increased 137.7% from $18.5 million in 2000 to $44.0 million in 2001 due to an increase in net premiums earned and increases in surety and commercial lines reserves.

Acquisition Expenses.    Acquisition expenses increased from $3.7 million to $10.4 million as a result of increased net earned premiums. Premium tax expense also increased to $3.7 million from $948,000 due to higher volumes of direct premiums earned.

Payroll and Other Expenses.    Payroll and other expenses increased 23.4% from $12.2 million in 2000 to $15.1 million in 2001 due to increases in payroll and litigation costs, write-off of certain workers’ compensation receivables, and costs associated with our discontinued financial service subsidiary.

Real Estate Expenses.    Real estate expenses associated with Harbour Village increased from $542,000 in 2000 to $25.1 million in 2001. Of the costs recognized in 2001, $23.5 million were previously capitalized variable costs related to the sale of the condominium units and boat slips, and the remaining $1.6 million of expenses were fixed costs of the project, including advertising and other administrative costs.

Expense due to Rescission.    Expense due to rescission litigation was $600,000 for 2001, as compared to $3.5 million in 2000, which is associated with the rescission of the previously acquired Michigan agency and two related insurance companies.

Income Taxes.    Federal and state income taxes increased from a benefit of $1.2 million in 2000 to an expense of $1.2 million in 2001 as a result of increased levels of income in our U.S. insurance and real estate subsidiaries. The effective tax rate also increased from a benefit of 45.9% to an expense of 21.8%

Net Earnings.    Net earnings increased 404.8% to a profit of $4.2 million for 2001 from a loss of $1.4 million for 2000. This increase in net earnings is due to increases in insurance and real estate income. Prior to 2001, there were no net earnings relating to real estate income. Another reason for the increase is a reduction in rescission expenses in 2001 as compared to 2000.

Our net earnings (loss) are detailed as follows (in thousands):

	Year Ended December 31,
	2000	2001
Insurance operations	$1,314	$1,997
Real estate operations	(357)	1,611
Other, including realized gains (losses) and rescission expenses	(2,319)	546

Net earnings	$(1,362)	$4,154

Liquidity and Capital Resources

We historically have met our cash requirements and financed our growth principally through cash flows generated from operations. During the past decade, we have operated in a soft market cycle which was characterized by excess insurance capacity and declining insurance premium rates; however, commencing in 2000 we have operated in a hardening market with increased insurance premium rates for workers’ compensation and excess and surplus lines. Our primary sources of cash flow are proceeds from the sale or maturity of invested assets, premiums written, investment income, income from real estate development sales, commission income, management fees and reinsurance recoverables from reinsurers. Our short-term cash requirements are primarily for claims payments, reinsurance premiums, commissions, salaries, employee benefits, real estate development expenses, other operating expenses, and the purchase of investment securities, which have historically been satisfied from operating cash flows. Due to the uncertainty regarding settlement of unpaid claims, our long-term liquidity requirements may vary, and we have attempted to structure our investment portfolio to take into account the historical payout patterns. We also purchase reinsurance to mitigate the effect of large claims and to help stabilize demands on our liquidity. Management believes that our current cash flows are sufficient for the short-term needs of our insurance business and our invested assets are sufficient for the long-term needs of our insurance business.

On a consolidated basis, net cash provided from operations was $6.4 million for the six months ended June 30, 2002 and $31.9 million for the six months ended June 30, 2003. The positive cash flows for said periods were primarily attributable to net premiums written, net earnings and real estate sales. Because workers’ compensation and general liability claims may be paid over an extended period of time, we have established loss reserves for such lines of business. The assets supporting our reserves continue to earn investment income until claims payments are made. During the quarter ended June 30, 2003, American Safety Insurance received $2.7 million from Berkley Insurance Company, which represented payment under reinsurance treaties. The balance of amounts due from Berkley of $13.4 million was received in July 2003, and is not reflected in the cash flow during the second quarter.

Total assets increased from $365.1 million at December 31, 2002 to $416.0 million at June 30, 2003 primarily due to increases in invested assets, cash and reinsurance recoverables. Cash, invested assets, receivables for securities and notes receivable increased from $174.0 million at December 31, 2002 to $214.3 million at June 30, 2003, as a result of increases in fixed maturities, cash, receivables for securities and real estate investments.

We are an insurance holding company whose principal assets are its investment portfolio and its investment in the capital stock of its subsidiaries. We do not anticipate paying cash dividends on the Common Shares in the near future. In the past, we have paid dividends on the Common Shares. In June 2003, our board of directors decided to suspend paying dividends on the Common Shares so that we could expand our capital base. Our ability to pay dividends to its shareholders will depend, to a significant degree, on the ability of our subsidiaries to generate earnings from which to pay dividends to us. The jurisdictions in which we and our insurance and reinsurance subsidiaries are domiciled place limitations on the amount of dividends or other distributions payable by insurance companies in order to protect the solvency of insurers.

During the quarter ended June 30, 2003, we issued a 30-year trust preferred obligation in the amount of $8.0 million. This obligation bears interest at London InterBank Offer Rate (“LIBOR”) plus 4.2% and is payable on a quarterly basis, and can be called solely at our option in five years. We also entered into a hedge agreement which sets the interest rate at 7.1% for the first five years.

In September 2003, we issued a 30-year trust preferred obligation in the amount of $5 million. This obligation bears interest at LIBOR plus 3.95%, is payable on a quarterly basis, and may be called at our option in five years. We also entered into a hedge agreement which sets the interest rate at 7.6% for the first five years.

American Safety Holdings Corp., our subsidiary, has a loan facility of $5.0 million, which bears interest at LIBOR plus 2.5%. Currently we are paying $375,000 of principal each month plus interest. The outstanding amount of this loan at June 30, 2003 is $1.9 million and should be paid off by the end of 2003.

Management has planned that Harbour Village will be developed in three phases with projected completion in 2005. Through June 30, 2003, we had outstanding borrowings of $21.4 million from an initial $37 million development and construction loan facility. The estimated completion cost for the remainder of Harbour Village is approximately $43.4 million. No assurance can be given, however, as to either future sales activities of the condominium units or the impact of local and national economic conditions on our marketing efforts for the development of Harbour Village.

Management believes that the bank credit facility, together with anticipated cash flows from marketing and sales operations, will meet the liquidity needs for the construction and development of Harbour Village. There can be no assurance, however, that the amounts available from our sources of liquidity, exclusive of the bank credit facility for the project, will be sufficient or available to meet our future capital needs for the project. See Page R-1 for further information regarding Harbour Village.

Critical Accounting Policies

The accounting policies described below are those we consider critical in preparing our financial statements. These policies include significant estimates made by management using information available at the time the estimates are made. However, as described below, these estimates could change materially if different information or assumptions were used. The descriptions below are summarized and have been simplified for clarity. A more detailed description of the significant accounting policies used by us in preparing its financial statements is included in Note (1) to the Consolidated Financial Statements hereto.

Unpaid Losses & Loss Adjustment Expenses.    We are required to estimate our liability for loss and loss adjustment expenses. The estimated liability for unpaid losses and loss adjustment expenses recorded on our balance sheet at the end of any given period should be adequate to cover all future payments required to be made on account of insured events that occurred on or before the balance sheet date. However, because the future cannot be predicted with certainty, the actual future payments are usually different from the previously recorded estimates, and sometimes the differences may be material. These differences are included in our results of operations in the future periods in which they become known.

Deferred Income Taxes.    We are required to establish a valuation allowance for the portion of any deferred tax asset, which amounted to $9.6 million at June 30, 2003, that management believes will not be realized. We believe that it is more likely than not that we will realize the full benefit of its deferred tax assets in future periods. Accordingly, no valuation allowance has been established.

Construction Accounting.    We recognize revenue on Harbour Village, our real estate development project, when title to each condominium unit and boat slip transfers to the purchaser. When title transfers, we use a percentage of completion method based on actual costs to total estimated costs (including allocated common costs) to recognize revenue. The estimated future common costs of amenities at December 31, 2002 were $2.0 million, of which $836,000 related to condominium units that were closed in 2002. The percentage of completion method is based upon future estimated costs, and actual costs may vary greatly from these estimated costs requiring an adjustment to be recorded in future periods.

Income Taxes

We are incorporated under the laws of Bermuda and, under current Bermuda law, are not obligated to pay any taxes in Bermuda based upon income or capital gains. We have received an undertaking from the Minister of Finance in Bermuda pursuant to the provisions of The Exempted Undertakings Tax Protection Act 1966, which exempts us and our shareholders, other than shareholders ordinarily resident in Bermuda, from any Bermuda taxes computed on profits, income or any capital asset, gain or appreciation, or any tax in the nature of estate, duty or inheritance until March 28, 2016. Exclusive of its U.S. subsidiaries, we do not consider ourselves to be engaged in a trade or business in the U.S. and accordingly does not expect to be subject to direct United States income taxation. Our U.S. subsidiaries are subject to taxation in the U.S.

Impact of Inflation

Property and casualty insurance premiums are established before the amounts of losses and loss adjustment expenses are known and therefore before the extent by which inflation may affect such expenses is known. Consequently, we attempt, in establishing our premiums, to anticipate the potential impact of inflation. However, for competitive and regulatory reasons, we may be limited in raising our premiums consistent with anticipated inflation, in which event we, rather than our insureds, would absorb inflation costs. Inflation also affects the rate of investment return on our investment portfolio with a corresponding effect on our investment income.

Combined Ratio

The combined ratio of an insurance company measures only the underwriting results of insurance operations and not the profitability of the overall company. The combined ratio of American Safety Insurance was 116.4% in 2000, 105.2% in 2001 and 100.3% in 2002. Our reported combined ratio for our insurance operations may not provide an accurate indication of our overall profitability. For instance, depending on our mix of business, the combined ratio may fluctuate from time to time and may not reflect the overall profitability of our insurance operations. Historically, in computing our combined ratio, we excluded certain expenses related to fee and commission income generated in our management and agency subsidiaries. On that basis, our combined ratio was 87.5% in 2000, 92.5% in 2001, and 86.1% in 2002.

Reserves

Certain of our insurance policies and reinsurance assumed, including general and pollution liability policies covering environmental remediation, excess and surplus, and workers’ compensation risks, may be subject to claims brought years after an incident has occurred or the policy period has ended. We are required to maintain loss reserves to cover the unpaid portion of our estimated liability for losses and loss adjustment expenses with respect to (i) reported claims and (ii) incurred but not reported claims. A full actuarial analysis is performed to provide reserve studies, rate studies, and regulatory opinions. Loss and loss adjustment expense reserves are estimates at a given time involving actuarial and statistical projections of what we expect to be the cost of the ultimate settlement and adjustment costs of claims. The establishment of appropriate loss reserves is an inherently uncertain process, and there can be no assurance that such ultimate payments will not materially exceed our reserves.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of economic losses due to adverse changes in the estimated fair value of a financial instrument as the result of changes in equity prices, interest rates, foreign exchange rates and commodity prices. Our Consolidated Balance Sheets includes assets whose estimated fair values are subject to market risk. The primary market risk to us is interest rate risk associated with investments in fixed maturities. We have no direct commodity or foreign exchange risk as of December 31, 2002. The estimated fair value of our investment portfolio at December 31, 2002 was $145.5 million, 71% of which was invested in fixed maturities and short-term investments, and 29% of which was invested in real estate.

Interest Rate Risk

Our fixed maturity investments and borrowings are subject to interest rate risk. Increases and decreases in interest rates typically result in decreases and increases in the fair value of these financial instruments. The fixed maturity portfolio is exposed to interest rate fluctuations; generally, as interest rates rise, their fair values decline and as interest rates fall, the fair value of the fixed maturity portfolio rises. The changes in the fair market value of the fixed maturity portfolio are presented as a component of shareholders’ equity in accumulated other comprehensive income, net of taxes.

We work to manage the impact of interest rate fluctuations on our fixed maturity portfolio. The effective duration of the fixed maturity portfolio is managed with consideration given to the estimated duration of our liabilities. We have investment policies which limit the maximum duration and maturity of the fixed maturity portfolio.

The table below summarizes our interest rate risk and shows the effect of a hypothetical change in interest rates as of December 31, 2002. The selected hypothetical changes do not indicate what would be the potential best or worst case scenarios (dollars in thousands):

Fixed Maturity Investments	Estimated Fair Value at December 31, 2002	Estimated Change in Interest Rate (bp=basis points)	Estimated Fair Value after Hypothetical Change in Interest Rate	Hypothetical Percentage Increase (Decrease) in Shareholders’ Equity
Total Fixed Maturity Investments	$104,417	200bp decrease	$113,181	13.9%
(including short-term investments)		100bp decrease	108,757	6.9
		100bp increase	99,909	(7.2)
		200bp increase	95,485	(14.2)

As of June 30, 2003, our interest rate risk had not changed materially.

Credit Risk

We invest primarily in the debt securities markets, which exposes us to credit risk. Credit risk is a consequence of extending credit and/or carrying investment positions. We require that all securities be rated investment grade at the time of purchase. We use specific criteria to judge the credit quality and liquidity of our investments and use a variety of credit rating services to monitor these criteria.

Litigation

Berkley Insurance Company. During the fourth quarter of 2001, one of our former reinsurers, Berkley Insurance Company (“Berkley”), disputed its obligations under several reinsurance treaties entered into during the “soft reinsurance market” that existed in 1998 and 1999. Berkley is a subsidiary of W.R. Berkley Corp. (NYSE: BER). As a result of adverse loss experience to the reinsurer from certain lines of business, Berkley stopped reimbursing us for amounts due under such treaties and requested that we retroactively consider taking a greater portion of the losses than is required under the treaties or, alternatively, to rescind and reform portions of certain treaties. We instituted arbitration proceedings against the reinsurer and the arbitration hearing commenced

May 19, 2003. During the first week of the arbitration, we settled our reinsurance recoverables dispute with Berkley. As part of the settlement, Berkley agreed to reimburse us for all paid losses outstanding as of December 31, 2002 and continue to make payments under reinsurance treaties in the ordinary course of business. In consideration for such an agreement, we agreed to modify the terms of a reinsurance treaty and to certain other conditions, including the release of Berkley from our other claims in the arbitration.

As a result of the settlement with Berkley, net earnings after tax increased $142,000 for the three months ended June 30, 2003, and for the six months ended June 30, 2003, net earnings decreased $260,000. The earnings effect for both the three months and six months ended June 30, 2003 were affected by the reversal of the prior $1.1 million accrual from December 2002. The difference between the reversal of $1.1 million and the earnings or loss for said periods relates to legal and arbitration costs incurred during the periods.

Acquisition Recission Litigation. In April 2000, we filed a lawsuit in the U.S. District Court for the Northern District of Georgia for damages and, alternatively, to rescind the stock purchase of a Michigan insurance agency and two related insurance companies specializing in insurance program business based upon the sellers’ breach of the representations and warranties made in the definitive agreements concerning the business affairs and financial condition of the acquired companies. The defendants filed several motions for summary judgment opposing our claims. In September 2002, the Court entered an order granting the defendants’ motions for summary judgment. However, the Court did not rule that the representations and warranties of the defendant in the definitive agreements were correct. The Court also granted our motions on various counterclaims. We filed a motion for reconsideration with respect to the Court’s order which the Court denied in November 2002. In August 2003, we filed a motion requesting the Court certify its previous order granting the defendants’ motion for summary judgment as final so that we can appeal the adverse rulings. If the motion is not granted or the court of appeals does not agree to hear the appeal (before a trial), the remaining issues on the case will be set for trial. Thereafter, we will have the right to appeal all adverse rulings in the case.

Other. We are a defendant in various litigation matters considered to be in the normal course of or related to our insurance business. While the outcome of these matters cannot be estimated with certainty, it is the opinion of our management (after consultation with legal counsel) that the resolution of such litigation will not have a material adverse effect on our financial condition or operating results.

BUSINESS

Who We Are

We are a specialty insurance holding company which, through our subsidiaries, develops, underwrites, manages and markets property and casualty insurance and reinsurance to targeted niche markets for environmental remediation, contracting and other specialty risks. We have demonstrated expertise in developing specialty insurance coverages and custom designed risk management programs not generally available in the standard insurance market. We believe the portion of the market for specialty and alternative insurance that we serve is approximately $28.5 billion in annual gross written premiums.

We were formed in 1986 as a group captive insurance company in Bermuda to provide stable, long term insurance protection for the asbestos abatement and environmental remediation industries in the United States, which had suffered from disruptive market cycles in the standard insurance market. In March 2000, we acquired American Safety Indemnity Company to target additional underserved alternative or specialty niche insurance risks. We now provide a broad range of specialty insurance coverages and services in all 50 states through approximately 205 independent insurance brokers and agencies.

We provide insurance primarily to three markets in which standard insurers do not actively participate:

•	Our environmental insurance coverages provide complete insurance programs for the environmental risks of environmental contractors, consultants, storage tank owners, commercial real estate owners, manufacturing facilities and hazardous waste facilities.

•	Our excess and surplus coverages consist primarily of general liability for construction risks and a mix of habitational and products liability risks.

•	Our specialty programs include customized insurance for varying specialty niche and homogeneous groups of risks, including commercial business packages for small businesses, dry cleaning operators, pest control operators, lawyers’ professional liability, rural taxicab operators and bail bonds.

We insure and place risks primarily through our two U.S. insurance subsidiaries, American Safety Casualty Insurance and American Safety Indemnity, and our U.S. non-subsidiary risk retention group affiliate, American Safety RRG. We reinsure a portion of these risks through our Bermuda reinsurance subsidiary, American Safety Reinsurance, and other third party reinsurers. Our Bermuda reinsurance subsidiary facilitates the allocation of risk among our insurance subsidiaries and generally provides us with greater flexibility in managing our business. Substantially all of the reinsurance business that we currently assume is for insurance programs that we have developed and underwritten.

We also provide specialized insurance program development, underwriting, reinsurance, program management, brokerage, loss control, claims administration and marketing services through American Safety Insurance Services, Inc. (“ASI Services”), our principal U.S. program development, underwriting, brokerage and administrative services subsidiary. We select our roles as program developer, primary underwriter, reinsurer or program manager. After determining our roles, we utilize our insurance and reinsurance subsidiaries, our insurance brokerage and management services subsidiaries, and our non-subsidiary risk retention group affiliate to generate risk premium revenues, program management fees, insurance and reinsurance commissions and investment income.

Our Strengths

We have succeeded in our business through identifying insurable risks not served adequately in the standard insurance market. For these markets, we are able to offer a broad array of innovative insurance products and services. Our strategy has been to enter underserved markets where our abilities provide us with competitive advantages, yet to quickly reduce our coverages or exit these markets when results do not meet our expectations as a result of pricing, claims experience or other factors. Management has demonstrated its ability to execute on opportunities and at the same time exercise underwriting judgment and discipline. This strategy is most clearly demonstrated through management’s willingness to exit or reduce business lines—such as surety or workers’ compensation—when they generate unacceptable claims experience or do not meet our profitability goals. We plan to continue to expand our insurance lines and services. We believe that we are well positioned for continued success as we continue to implement our business and growth strategies. A component of these strategies includes pursuing acquisitions that can expand our written premiums or our ability to issue new products.

Our Strategy

We have succeeded through identifying insurable risks not identified in the standard insurance market. Typically, we target niche insurance markets that are underserved because:

•	they are less sensitive to competitive pricing pressure;

•	our expertise in underwriting, loss control and claims management—expertise that generally is unavailable for these coverages in the standard market—can be utilized to provide better designed and priced policies; and

•	our size enables us to provide customized terms, thereby providing a competitive advantage relative to less flexible insurers.

For these markets, we are able to offer a broad array of innovative insurance products and services. A significant portion of our new business comes through insurance agencies and brokers who are aware of our interest and ability to offer insurance to underserved markets and who have identified a market that they believe provides both them and us a potentially profitable opportunity.

Depending upon the needs of the particular market, we have the ability to combine (i) disciplined underwriting, (ii) value-added services, including customized coverages, professional risk management, dedicated loss control and claims management, and (iii) a commitment to superior service in order to fashion the product offering that maximizes our profit opportunity and, at the same time, fulfills the needs of the insurance brokers, agents and insureds.

We continue to offer insurance programs to the environmental remediation industry and the contracting industry that provided the impetus for our formation in 1986. As we have grown, however, we have also diversified into other specialty insurance areas. We intend to continue this diversification in the future.

Our Market

The alternative insurance market, which includes the specialty niche markets we seek to serve, has developed over the past two decades to serve insureds whose insurance needs have not been adequately met by the standard insurance market. According to A.M. Best, the alternative insurance market has grown to approximately 48% of the total U.S. commercial property and casualty insurance market. We believe the portion of the market for alternative insurance that we serve is approximately $28.5 billion in annual gross written premiums.

The alternative insurance market generally involves (i) the underwriting of risks which are characterized by the standard insurance market as difficult or which generate too little premiums for standard market insurance companies and/or (ii) the design of specialized insurance programs, such as deductible or risk retention programs, and captive or rent-a-captive facilities, which enable insureds to assume a portion of their own risks and share in the underwriting profitability or losses of the program. Originally developed to respond to the needs of insureds for adequate insurance coverage and stable premium rates, the alternative insurance market also responds to strategic needs of insureds for better financial management, improved claims handling, more effective risk management, customized insurance programs, access to reinsurance markets and greater control over loss prevention. The benefits of such alternative insurance market techniques typically include more stable costs, greater control by the client of its risk management program and an increased emphasis within the client’s organization on loss prevention and loss control.

Our Competition

The casualty insurance and reinsurance business is highly competitive with respect to a number of factors, including overall financial strength of the insurer or reinsurer, ratings by rating agencies, premium rates, policy terms and conditions, services offered, reputation and commission rates. We face competition from a number of insurers who have greater financial and marketing resources and greater name recognition than we do. Although our business strategy is to develop insurance coverages for specialty niche markets (such as the environmental remediation industry and the contracting industry) where our expertise is required and where competition is limited, we nevertheless encounter competition from other insurance companies engaged in insuring risks in broader business lines which encompass our niche markets and specialty coverages, and such competition is expected to increase as we expand our operations.

Ratings

In September 2003, A.M. Best, an independent, nationally recognized insurance industry rating service and publisher, reaffirmed its rating of “A (Excellent)” with a “stable” outlook on a group basis to American Safety Insurance, including our two U.S. insurance subsidiaries, our Bermuda reinsurance subsidiary and our non-subsidiary risk retention group affiliate, American Safety RRG. The rating of “A (Excellent)” is the third highest of A.M. Best’s 16 letter ratings. A.M. Best’s rating represents an independent opinion of an insurer’s ability to meet its obligations to policyholders. This rating is of concern primarily to policyholders, insurance brokers and agents and should not be considered an investment recommendation. A.M. Best assigned a financial size rating (VII) on a group basis to American Safety Insurance representing capital and surplus in excess of $50 million as a result of the completion of our initial public offering in February 1998.

Our Products and Services

Our insurance and reinsurance companies, in combination with our U.S. management services subsidiaries, provide a broad range of products and services in connection with the development and implementation of specialty risk insurance programs.

Primary Insurance Operations

Through our two U.S. insurance subsidiaries and our U.S. non-subsidiary risk retention group affiliate, we provide property and casualty insurance to targeted niche markets in all 50 states for environmental remediation, contracting and other specialty risks. Our specialty insurance lines include coverages for general liability, pollution liability, professional liability, workers’ compensation, surety, as well as custom designed risk management programs (including captive and rent-a-captive facilities) for contractors, consultants and other businesses and property owners who are involved with environmental remediation, contracting and other specialty risks.

Environmental Insurance Products

We have developed specialty insurance programs for a broad range of environmental concerns and believe that our disciplined underwriting, dedicated loss control and claims management, and committed service to brokers, agents and insureds will enable us to expand our insurance program base to other environmental coverages not currently being provided. Since 1986, our insurance programs have helped asbestos abatement and other environmental remediation contractors and consultants, as well as property owners, perform remediation work in schools, hospitals, and commercial, industrial and other project sites.

Our in-house underwriting department consists of trained environmental and other specialty risk underwriters. The underwriting staff analyzes loss histories of prospective insureds, as well as the insureds’ technical capabilities and experience with similar projects to those for which insurance is being requested. The underwriting staff may also request references and financial information. Some of the underwriters have technical backgrounds and experience in various environmental fields. Our in-house loss control department also is involved in the underwriting process in reviewing technical work guidelines provided by insurance applicants, such as safety and health practices and procedures, as well as inspecting environmental remediation project sites and recordkeeping of insureds throughout the U.S.

Our general and pollution liability policies for environmental risks cover bodily injury and property damage to third parties arising out of the operations of insureds, which may include losses arising from exposure to specific hazardous substances that are released during a remediation project. Coverages provided for professional liability protect insureds against claims arising out of bodily injury or property damage and/or negligent acts, errors or omissions which occur as a result of the performance of professional consulting, testing, laboratory and similar services, such as the failure to detect hazardous materials in connection with assessments for same, or the failure to properly design or monitor performance on remediation projects in accordance with contracts entered into by such insureds.

We also provide workers’ compensation coverage for contractors and consultants involved in environmental remediation, which may include risks such as occupational diseases from exposure to hazardous substances.

We provide insurance coverage for a broad range of environmental risks, including:

•	Asbestos Abatement. Asbestos is a fibrous mineral which has been commercially produced for, among other things, insulation and reduction of fire and heat in buildings and products. In spite of the usefulness of asbestos, health problems have arisen with its use. In response to the need for detection, abatement and removal of asbestos, the asbestos abatement industry developed in the mid-1980’s and sought insurance for risks involved with its business. Since 1986, we have provided general, pollution and professional liability coverages as well as workers’ compensation coverage for contractors and consultants involved with asbestos abatement.

•	Lead Abatement. We provide general, pollution and professional liability coverages and workers’ compensation coverage for lead paint abatement contractors, consultants and property owners in connection with the abatement of lead paint from both public and private facilities, including housing authority sites.

•	Underground Storage Tank Removal and Installation. We provide general liability, pollution liability and professional liability coverages as well as workers’ compensation coverage to contractors and consultants for the removal and installation of underground storage tanks, including associated soil remediation activities attributed to leaking underground storage tanks.

•	Other Hazardous Substances. We provide general liability, pollution liability and professional liability coverages, and workers’ compensation coverage in connection with the removal and remediation of other hazardous substances, including hazardous waste, polychlorinated biphenyls (PCBs) and various petroleum products.

Excess and Surplus Lines

Our U.S. insurance subsidiary, American Safety Indemnity, a licensed and approved excess and surplus lines insurer in 39 states and the District of Columbia, provides excess and surplus lines insurance products through certain surplus lines brokers for commercial casualty risks, generally construction and products liability. These risks are typically of a specialized or unique nature that is not served by the standard insurance market. We are generally able to use more restrictive policy terms with less price competition for these risks. By writing this business through our excess and surplus lines insurer, we are less restricted by the rate and form filing regulations to which standard insurers must adhere, thereby giving us more freedom over the pricing we can charge for a risk as well as for the policy terms and conditions we offer.

We utilize the services of independent insurance brokers and agencies to attract new business and retain existing clients. Currently, our excess and surplus business line is concentrated among the six brokers below:

Name of Broker	Percentage of Total E&S Business Lines Written Premiums (through June 30, 2003)
International E&S Insurance Brokers, Inc.	31.9%
Sterling West Insurance Services, Inc.	19.7
Cooney, Rikard & Curtain of Illinois, Inc.	12.9
Lemac & Associates, Inc.	10.3
Brown & Ridling Insurance Services, Inc.	9.1
Security Risk Managers, Inc.	6.2

90.1%

We have been working with the above-mentioned brokers for a period of approximately four years.

Program Business

Working with program managers, brokers, reinsurance intermediaries and our two U.S. insurance company subsidiaries, we target small and middle-market specialty niche and homogeneous groups of risks where the principal insurance requirements are general liability, professional liability or pollution liability. We seek to capitalize on program business opportunities, arising in large part from shrinking reinsurance availability and a decrease in the number of acceptable insurance companies willing to act as the policy-issuing insurer for a program.

We differentiate ourselves from our competitors through the writing of program business in three ways:

•	we assume risk on programs where we anticipate that underwriting profits can be realized (as contrasted with traditional “fronting” arrangements);

•	we have the originators of the business share in the risk; and

•	we utilize a due diligence and audit team consisting of experienced insurance professionals to periodically monitor the management and administration of insurance programs.

We combine our insurance and loss control expertise with our insurance and reinsurance programs. We work with brokers, reinsurance intermediaries and reinsurance companies to design profitable, customized insurance programs. Some examples of programs currently written include commercial packages for small businesses, dry cleaning operators, pest control operators, lawyers’ professional liability program, and bail bonds. We look for programs where we can take and assume a portion of the risk in addition to generating income from fees and commissions.

Other Lines

Our U.S. insurance subsidiary, American Safety Casualty, is licensed to write surety bonds in 47 states and the District of Columbia, primarily providing contract performance and payment bonds to general construction and environmental contractors. “Surety” is a contract under which an insurer guarantees certain obligations of a second party to a third party. American Safety Casualty is listed as an acceptable surety on federal bonds, commonly known as a “Treasury Listed” or “T-listed” surety. During 2002, American Safety Casualty substantially reduced writing contract surety business as a result of adverse loss experience and the lack of affordable reinsurance.

Prior to 2002, American Safety Casualty wrote commercial lines insurance primarily for habitational and manufacturing risks, workers’ compensation and general liability insurance for employee leasing companies

(also known as professional employer organizations) and staffing industry companies. We continue to manage the run-off from these business lines.

Insurance Services

ASI Services provides insurance program development, underwriting, reinsurance placement, program management, brokerage, loss control, claims administration, marketing and administrative services to our U.S. insurance operations, our non-subsidiary risk retention group affiliate, and other third parties.

ASI Services identifies and evaluates potential new program business and also receives submissions for new programs from insurance brokers and other intermediaries throughout the United States. When a submission for a new program is received, ASI Services identifies the resources needed to evaluate and develop the program. In evaluating and developing a new program, ASI Services considers the following factors:

•	whether the submitting party will bear risk and the collateral security required;

•	the analysis of historic loss data;

•	the integrity and experience of the submitting party;

•	the availability of reinsurance; and

•	the potential profitability of the program to us.

If the prospects for a new program appear favorable, ASI Services designs the structure for the new program and determines what additional services, such as program management, brokerage, reinsurance, loss control, claims administration, marketing, or other services will be required. ASI Services determines which entities, both affiliated and unaffiliated, are best able to provide such services in a cost-effective manner and implements the program.

ASI Services has developed many of our primary insurance and reinsurance programs. ASI Services also has served since 1990 as the program manager for our non-subsidiary risk retention group affiliate, American Safety RRG, providing it with program management, underwriting, loss control, brokerage, marketing and financial services pursuant to guidelines and procedures established by the board of directors of the risk retention group.

ASI Services provides a number of services to our two U.S. insurance subsidiaries and to American Safety RRG. These services include:

•	program management services for the overall management and administration of a program;

•	underwriting services for evaluating individual risks or classes of risk;

•	brokerage services for placing risks with affiliated or unaffiliated insurers;

•	reinsurance services for placing reinsurance for a program;

•	loss control services for evaluating the risks posed by a particular class of risk, as well as the ability of insureds to control their losses;

•	claims administration services for the prompt reporting and handling of claims, and the supervision of claims adjusters and third party administrators;

•	marketing services for designing and placing advertisements and other marketing materials, as well as marketing insurance programs to independent agents and brokers; and

•	administrative services, including data processing, billing, collecting and reporting primary and reinsurance premiums, producing financial reports on programs and paying claims.

We have four other U.S. subsidiaries under the direction of ASI Services which provide various administrative and insurance agency services.

Underwriting

ASI Services’ underwriting staff handles all insurance underwriting functions for programs on which we assume risk, with specific underwriting authority related to the experience and knowledge level of each underwriter. Risks that are perceived to be more difficult and complex are underwritten by experienced staff and reviewed by management. ASI Services uses management information reports to measure risk selection and pricing in order to control underwriting performance. The principal factors used by ASI Services for underwriting such risks include the financial stability of the business, its operating history, its loss histories and its demonstrated commitment to loss control practices.

Claims Management

Claims arising under the policies and treaties issued or reinsured by us are reviewed and managed by ASI Services’ internal claims department. When ASI Services receives notice of a loss, its claims personnel open a claim file and establish a reserve with respect to the loss. For programs business, ASI Services retains claims settlement authority, delegating only limited settlement authority to certain third party administrators. ASI Services emphasizes prompt and fair settlement of meritorious claims, maintenance of adequate loss reserves and careful control of claims adjustment and legal expenses.

Reinsurance

Summary

“Reinsurance” is a contractual arrangement under which one insurer (the ceding company) transfers to another insurer (the reinsurer) part or a significant portion of the liabilities that the ceding company has assumed under each insurance policy it has issued. A ceding company may purchase reinsurance for any number of reasons, including to obtain, through the transfer of a portion of its liabilities, greater underwriting capacity than its own capital resources would support, to stabilize its underwriting results, to protect against catastrophic loss, and to enter into or withdraw from a line of business. Reinsurance can be written on either a quota share or excess of loss basis, under either a treaty or facultative reinsurance agreement.

Reinsurance Assumed

We assume reinsurance on primary insurance coverages that we have developed, underwritten or managed and we enter into reinsurance treaties with our insurance subsidiaries, our non-subsidiary risk retention group affiliate and unaffiliated insurers.

Our assumed reinsurance business for general liability, pollution liability and professional liability for environmental risks is written under a pooling arrangement. In the layer of the first $500,000 of loss per occurrence, we retain 75% of the losses arising from claims covered under the policies written and our non-subsidiary risk retention group affiliate retains the other 25% of the risk. We reinsure any excess above $500,000 with unaffiliated reinsurers.

For the year ended December 31, 2001, of the $26.8 million of gross reinsurance premiums written by us, approximately $10.9 million was assumed from our non-subsidiary risk retention group affiliate, with the balance of approximately $15.9 million assumed from unaffiliated insurers. For the year ended December 31, 2002, of the $27.7 million of gross reinsurance premiums written by us, approximately $17.9 million was assumed from our non-subsidiary risk retention group affiliate, with the balance of approximately $9.8 million assumed from unaffiliated insurers.

Reinsurance Ceded

We obtain reinsurance for our primary insurance operations from unaffiliated reinsurers to protect and mitigate our risk exposure. Our reinsurance program for general liability, pollution liability and professional liability, and excess and surplus lines risks operates on an excess of loss basis, with our maximum exposure, on a per occurrence basis, limited to $375,000 for general liability, pollution liability and professional liability risks and $350,000 for excess and surplus lines risks. For workers’ compensation business written by us, our maximum exposure is $500,000 per occurrence. Some of the reinsurance treaties that we maintain have aggregate limits of liability.

We purchase reinsurance for our primary insurance business lines and our reinsurance business. Gross reinsurance premiums ceded in 2001 were $81.5 million, which constituted 52% of the gross premiums written, and in 2002 were $76.2 million, which constituted 49% of the gross premiums written. The amount of reinsurance obtained by us varies with the line of business insured or reinsured. We experienced increased reinsurance costs in 2001 and 2002, and expect such increased reinsurance costs to continue in the remainder of 2003, as a result of a hardening reinsurance market cycle.

We evaluate the credit quality of our U.S. reinsurers to which we cede business and the retrocessionaires which our U.S. reinsurers, in turn, cede business. The following table sets forth certain information relating to our unaffiliated reinsurers and retrocessionaires as of December 31, 2002, with recoverables in excess of 5% of our total shareholders’ equity including the amount of collateral that we hold or control:

Reinsurers	A.M. Best Rating	Total Recoverables for Year Ended December 31, 2002(1)	Collateral for Year Ended December 31, 2002	Net Recoverables for Year Ended December 31, 2002
			(In thousands)
Berkley Insurance Company(2)	A	$34,511	$—	$34,511
American Constantine	N/A	11,458	12,370	—
Louisiana Pest Control Insurance Company	NR-4	8,309	8,318	—
Zurich Versicherung-Atkiengesellschaft	NR-5	8,085	8,081	4
Alea London Ltd.	A-	6,770	6,941	—
American Re	A+	4,092	353	3,739
Folksamerica Reinsurance Company	A-	3,924	319	3,605
Hartford Fire Insurance Company	A+	3,637	535	3,102
Alea North American	A-	3,462	882	2,580
Other		55,912	17,240	38,672

Total		$140,160	$55,039	$86,213

(1)	Total recoverables includes recoverable amounts for paid losses, case reserves, incurred but not reported reserves and ceded unearned premiums.
(2)	During 2003, we received $16.1 million from Berkley Insurance Company in connection with the dispute settlement. For additional information see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Litigation.”

Selected Operating Information

Gross Premiums Written and Produced

As a result of our roles in connection with insurance program development, risk bearing on a primary and reinsurance basis, insurance and reinsurance brokerage, and production and administration, we are involved in a number of insurance and reinsurance premiums and fee-generating activities. We place insurance and reinsurance with our insurance and reinsurance subsidiaries and our non-subsidiary risk retention group affiliate and also act as an agency and broker for our risk retention group affiliate, unaffiliated insurers and reinsurers for which we receive brokerage commissions. For the year ended December 31, 2002, we were involved with the placement of approximately $156.6 million of gross premiums written through our various programs and subsidiaries.

Net Premiums Written

The following table sets forth our net premiums written by specialty industry for the years ended December 31, 2001 and December 31, 2002:

	Year Ended December 31, 2001		Year Ended December 31, 2002
	(Dollars in thousands)
Excess & surplus lines	$35,750	46.8%	$43,555	54.2%
Environmental	22,624	29.6	19,266	24.0
Program business	7,133	9.3	17,825	22.2
Other	10,928	14.3	(286)	(0.4)

Total	$76,435	100.0%	$80,360	100.0%

Commissions and Fees

We generate fee and commission income in connection with our program development and management, insurance and reinsurance brokerage services, and production and other insurance related services. Fee and commission income was $3.9 million for the year ended December 31, 2001, and $1.3 million for the year ended December 31, 2002. Fee income decreased during 2002 as a result of the conversion of the American Safety RRG fee structure from a fixed fee to a reimbursement of costs basis.

Combined Ratio

The combined ratio is a standard measure of a property and casualty insurer’s performance in managing its losses and expenses. Underwriting results are generally considered profitable when the combined ratio is less than 100%. The combined ratio of American Safety Insurance was 116.4% in 2000, 105.2% in 2001 and 100.3% in 2002.

The combined ratio of an insurance company measures only the underwriting results of insurance operations and not the profitability of the overall company. Our reported combined ratio for our insurance operations may not provide an accurate indication of our overall profitability. For instance, depending on our mix of business the combined ratio may fluctuate from time to time and may not reflect the overall profitability of our insurance operations. Historically, in computing our combined ratio we excluded certain expenses related to fee and commission income generated in our management and agency subsidiaries. On that basis, our combined ratio was 87.5% in 2000, 92.5% in 2001, and 86.1% in 2002.

Premiums and Loss Summary

We are engaged in the development of programs and underwriting of coverages as both a primary casualty insurer and a reinsurer. The following table provides selected historical information based on GAAP concerning the business written by us and the associated underwriting risks. This data should be read in conjunction with the consolidated financial statements and notes thereto and the “Selected Financial Data” included elsewhere in this prospectus.

	Year Ended December 31,
	2000	2001	2002
	(In thousands, except ratios)
Primary:
Gross premiums written	$64,227	$131,253	$128,907
Net premiums written	21,005	51,464	69,045
Net premiums earned	10,075	40,209	58,140
Loss & loss adjustment expense ratio	58.0%	72.6%	58.3%
Assumed reinsurance:
Gross premiums written	$22,646	$26,764	$27,699
Net premiums written	20,448	24,971	11,315
Net premiums earned	16,630	22,760	7,809
Loss & loss adjustment expense ratio	73.7%	64.1%	45.3%
Combined:
Gross premiums written	$86,872	$158,017	$156,606
Net premiums written	41,453	76,435	80,360
Net premiums earned	26,705	62,969	65,949
Loss & loss adjustment expense ratio	69.3%	69.9%	58.0%
Expense ratio	47.1%	35.3%	42.3%

Combined	116.4%	105.2	100.3%

Significant fluctuations in demand for and supply of various casualty insurance and reinsurance business lines have led to substantial price fluctuations over time. Our management seeks to expand and contract various business lines based on the relative favorability of the pricing environment for our insurance products. As a writer of both primary insurance and reinsurance, we have additional flexibility to adjust our business mix in response to price differences in these markets and to utilize our knowledge of primary insurance markets to guide our assumption of insurance and reinsurance risks. During the past decade, we have operated in a soft market cycle which was characterized by excess insurance capacity and declining insurance premium rates; however, commencing in 2000, we have operated in a market characterized by increased insurance premium rates and more restrictive terms and conditions for most insurance coverages in the commercial property and casualty market.

Loss and Loss Adjustment Expense Reserves

We are required to maintain reserves to cover our estimated ultimate liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred. We are required to maintain loss reserves to cover the unpaid portion of our estimated liability for losses and loss adjustment expenses with respect to (i) reported claims and (ii) incurred but not reported claims. A full actuarial analysis is performed to provide reserve studies, rate studies, and regulatory opinions. Loss and loss adjustment expense reserves are estimates at a given time involving actuarial and statistical projections of what we expect to be the cost of the ultimate settlement and adjustment costs of claims. The establishment of appropriate loss reserves is an inherently uncertain process, and there can be no assurance that such ultimate payments will not materially exceed our reserves.

With respect to reported claims, reserves are established on a case-by-case basis. The reserve amounts on each reported claim are determined by taking into account the circumstances surrounding each claim and policy provisions relating to the type of loss. Loss reserves are reviewed on a regular basis, and as new data becomes available, appropriate adjustments are made to reserves.

As of December 31, 2002, approximately 16% of our net reserves relate to liability associated with asbestos abatement and other environmental general liability insurance programs, 17% of such reserves are attributable to the workers’ compensation insurance, 45% of such reserves relate to excess and surplus lines, and the balance of 22% of such reserves is allocated among surety and our other lines of insurance business.

In establishing reserves for our general liability insurance program, we use paid and reported Bornhuetter-Ferguson methods. “Bornhuetter-Ferguson methods” are actuarial estimation methods which are based in part on developing paid and reported losses and an initial expected loss level. Initial expected losses reflect an expected loss ratio estimated from our experience and a loss cost model applied to premiums by coverage year. A “loss ratio” is a ratio of net losses and loss adjustment expenses incurred, divided by net premiums earned. This loss indication and paid/reported losses are assigned respective weights to obtain estimates of ultimate losses which are considered in establishing ultimate loss levels.

In establishing reserves for our workers’ compensation insurance program, several methods are employed in determining ultimate losses: a pure premium method; two Bornhuetter-Ferguson methods—paid and reported; and two loss development methods—paid and incurred. The first three methods use industry expected losses adjusted for our experience while the last two methods rely on industry payment and reporting patterns to develop our actual losses. We review all methods each coverage year in determining ultimate losses.

In establishing reserves for our surety and other coverages, we use an expected loss ratio method due to the lack of available historical information specific to us.

All the methods used are generally accepted actuarial methods and, with the exception of the pure premium method, rely in part on loss reporting and payment patterns while considering the long tail nature of the coverages and inherent variability in projection results from year-to-year. The patterns used are generally based on industry data with supplemental consideration given to our experience as deemed warranted.

Industry data is also relied upon during the actuarial analysis to provide the basis for reserve analysis on newer business lines. Provisions for inflation are implicitly considered in the reserving process. For GAAP purposes, our reserves are carried at the total estimate for ultimate expected loss, without any discount to reflect the time value of money. Reserve calculations are reviewed regularly by management and periodically by regulators. A full actuarial analysis is performed annually, assessing the adequacy of statutory reserves established by management. The opinion is filed with the various jurisdictions in which our insurance and reinsurance subsidiaries and our non-subsidiary risk retention group affiliate are licensed. “Statutory reserves” are reserves established to provide for future obligations with respect to all insurance policies as determined in accordance with the rules and procedures proscribed or permitted by state insurance regulatory authorities for recording transactions and preparing financial statements (“SAP”). Based upon practices and procedures employed by us, without regard to independent actuarial opinions, management believes that our reserves are adequate.

As a result of the reinsurance recoverables dispute with Berkley Insurance Company, described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Litigation,” we were required to reduce our statutory capital surplus by 20% of the outstanding paid amounts in dispute (or $2.8 million) to reflect statutory accounting rules regarding the treatment of outstanding reinsurance recoverables. As a result of our settlement with Berkley Insurance Company in 2003, this charge will be reversed and the statutory surplus for 2003 will be increased by $2.8 million. As we continue to pay claims under other reinsurance treaties that are not reimbursed by reinsurers, such deductions to our statutory surplus will continue to increase.

The following table provides a reconciliation of beginning and ending liability balances on a GAAP basis for the years indicated:

	Year Ended December 31,
	2000	2001	2002
	(In thousands)
Gross losses and loss adjustment expense reserves at beginning of year	$20,413	$50,509	$121,423
Ceded reserves at beginning of year	6,065	27,189	77,583

Net losses and loss adjustment expense reserves at beginning of year	14,348	23,320	43,840

Add:
Incurred loss related to:
Current accident year	17,456	42,469	36,606

Prior accident years	1,150	1,517	1,668

Total incurred losses	18,506	43,986	38,274

Less:
Claims payments related to:
Current accident year	4,291	12,952	3,571
Prior accident years	5,243	10,514	14,715

Total claims paid	9,534	23,466	18,286

Net losses and loss adjustment expense reserves at end of year	23,320	43,840	63,828
Ceded reserves at end of year	27,189	77,583	96,801

Gross losses and loss adjustment expense reserves at end of year	$50,509	$121,423	$160,269

The negative development for prior years for 2000, 2001 and 2002 is made up of the following lines of business.

	Year Ended December 31,
	2000	2001	2002
	(In thousands)
Surety	$756	$1,738	$388
Workers’ compensation	343	(426)	1,263
Commercial lines	—	600	(262)
Commercial automobile	51	605	279
General liability	—	(1,000)	—

Total	$1,150	$1,517	$1,668

The negative claims development commencing in 2000 and continuing through 2001 in our contract surety business line was the result of a rapid expansion of construction activity in the growing U.S. economy in the 1990’s, coupled with the shortage of construction labor, followed by a significant downturn in the economy in early 2000 through 2001, which resulted in a substantial number of contractor defaults. In addition, premium increased on our assumed workers’ compensation business (which has been terminated) during 2002 for prior years which resulted in negative development.

The following table shows the gross, ceded and net development of the reserves for unpaid losses and loss adjustment expenses from 1992 through 2002 for our primary insurance and reinsurance subsidiaries on a GAAP basis. The top line of the table shows the liabilities at the balance sheet date for each of the indicated years and reflects the estimated amounts for losses and loss adjustment expenses for claims arising in that year and all prior years that are unpaid at the balance sheet date, including losses incurred but not yet reported to us. In the gross and ceded sections of the table, the second line shows the re-estimated amount of previously recorded liability based on experience as of the end of each succeeding year. The lower portion of the table in the net section shows the cumulative amounts subsequently paid as of successive years with respect to the liability. The estimates change as more information becomes known about the frequency and severity of claims for individual years. A redundancy (deficiency) exists when the re-estimated liability at each December 31 is less (greater) than the prior liability estimate. The “cumulative redundancy” or deficiency depicted in the table, for any particular calendar year, represents the aggregate change in the initial estimates over all subsequent calendar years.

	Year Ended December 31,
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
	(In thousands)
Gross reserves	$4,135	$4,798	$6,048	$8,294	$8,914	$11,572	$14,701	$20,413	$50,509	$121,423	$160,629
Re-estimated at 12/31/02	1,751	1,681	3,005	6,329	8,898	12,451	15,423	27,051	67,900	139,141
Cumulative redundancy (deficiency)	2,384	3,117	3,043	1,965	16	(879)	(722)	(6,638)	(17,391)	(17,718)
Ceded reserves	—	—	—	6	45	779	1,841	6,065	27,189	77,583	96,801
Re-estimated at 12/31/02	—	—	—	—	252	893	2,369	10,599	41,047	93,633
Cumulative redundancy (deficiency)	—	—	—	6	(207)	(114)	(528)	(4,534)	(13,858)	(16,050)
Reserves for unpaid losses and loss adjustment expense	4,135	4,798	6,048	8,288	8,869	10,793	12,860	14,348	23,320	43,840	63,828
Reserves re-estimated at December 31:
1 year later	4,266	4,653	5,854	7,482	9,850	11,460	12,298	15,498	24,837	45,508
2 years later	4,100	4,584	5,381	7,518	9,926	12,244	12,967	15,541	26,853	—
3 years later	4,148	3,920	4,823	7,398	9,606	12,550	12,677	16,452	—	—
4 years later	3,644	3,063	4,373	7,027	9,767	11,556	13,054	—	—	—
5 years later	2,987	2,740	3,941	7,251	8,677	11,558	—	—	—	—
6 years later	2,765	2,535	4,062	6,261	8,646	—	—	—	—	—
7 years later	2,504	2,641	3,324	6,329	—	—	—	—	—	—
8 years later	2,630	2,002	3,005	—	—	—	—	—	—	—
9 years later	2,070	1,681	—	—	—	—	—	—	—	—
10 years later	1,751	—	—	—	—	—	—	—	—	—
Cumulative redundancy (deficiency)	2,384	3,117	3,043	1,959	223	(765)	(194)	(2,104)	(3,533)	(1,668)
Cumulative amount of liability paid through December 31:
1 year later	524	152	501	931	1,827	2,880	3,612	5,243	10,514	14,715
2 years later	651	382	997	2,056	3,506	6,057	6,565	9,616	15,865	—
3 years later	872	621	1,552	2,906	4,918	7,443	9,058	11,060	—	—
4 years later	1,095	776	1,899	3,656	6,034	8,991	9,086	—	—	—
5 years later	1,235	1,064	2,162	4,619	6,638	8,479	—	—	—	—
6 years later	1,511	1,252	2,428	4,906	6,362	—	—	—	—	—
7 years later	1,516	1,500	2,617	4,793	—	—	—	—	—	—
8 years later	1,733	1,500	2,259	—	—	—	—	—	—	—
9 years later	1,733	1,180	—	—	—	—	—	—	—	—
10 years later	1,413	—	—	—	—	—	—	—	—	—
Net reserve December 31									23,320	43,840	63,828
Ceded Reserves	—	—	—	6	45	779	1,841	6,065	27,189	77,583	96,801

Gross Reserve	$4,135	$4,798	$6,048	$8,294	$8,914	$11,572	$14,701	$20,413	$50,509	$121,423	$160,629

Investments

We employ an independent, nationally recognized investment management company to provide investment advisory services to us, subject to the investment policies and guidelines established by our board of directors. We have consistently invested primarily in investment grade fixed income securities, with the objective of providing reasonable returns while limiting liquidity risk and credit risk. Our current investment strategy is to invest in high quality bonds, as opposed to equity securities, in order to reduce market fluctuations. Our investment portfolio consists primarily of government and governmental agency securities and high quality marketable corporate securities which are rated at investment grade level.

At December 31, 2001, our total assets of $297.3 million consisted of the following: cash, investments and notes receivable 47%; premiums receivable and agent’s balances 9%; reinsurance recoverables 36%; and other assets 8%. At December 31, 2002, our total assets of $365.4 million consisted of the following: cash, investments and notes receivable 50%; premiums receivable and agent’s balances 5%; reinsurance recoverables 38%; and other assets 7%.

Our cash and investments at December 31, 2002 totaled approximately $171.4 million, and were classified as follows:

Type of Investment	Book Value	Percent of Portfolio
	(In thousands)
Cash and short-term investments	$48,242	28.1%
United States government securities	36,361	21.2
Mortgage-backed securities	10,945	6.4
Corporate bonds	34,623	20.2
Foreign investments	169	0.1
Real estate	41,051	24.0

Total	$171,391	100.0%

The statement and fair values of the bond portfolio, classified by rating, as of December 31, 2002 were as follows:

S&P’s/Moody’s Rating(1)	Fair Value	Amount Reflected on Balance Sheet	Percent of Total
	(In thousands)
AAA/Aaa (including United States Treasuries of $37,812)	$51,362	$51,362	59.8%
AA/Aa	3,095	3,095	3.6
A/A	17,913	17,913	20.9
BBB/Baa	13,481	13,481	15.7

Total	$85,851	$85,851	100.0%

(1)	Ratings are assigned by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. or, if no S&P rating is available, by Moody’s Investors Service Inc.

The National Association of Insurance Commissions has a bond rating system by which it assigns securities to classes called “NAIC designations” that are used by insurers when preparing their annual financial statements. The NAIC assigns designations to publicly traded as well as privately placed securities. The designations assigned by the NAIC range from class 1 to class 6, with a rating in class 1 being the highest quality. As of December 31, 2002, all of our bond portfolio, measured on a statutory carrying value basis, was invested in securities rated in class 1 or class 2 by the NAIC, which are considered investment grade.

The weighted average maturity of our bond portfolio at December 31, 2002, was 7.20 years. The composition of our bond portfolio, classified by maturity, as of December 31, 2002, was as follows:

Maturity(1)	Amortized Cost	Fair Value
	(In thousands)
Due in one year or less	$9,279	$9,389
Due from one to five years	14,316	15,097
Due from five to ten years	39,147	41,117
Due after ten years	8,411	8,947
Mortgage-backed securities	10,945	11,301

Total	$82,098	$85,851

(1)	Based on stated maturity dates with no prepayment assumptions.

Our investment grade fixed maturity securities included mortgage backed bonds of $11.3 million, which are subject to risks associated with the variable prepayments of the underlying mortgage loans.

At December 31, 2002, we had two secured notes receivable from an unrelated party which are carried on the balance sheet at $6.6 million (which includes an impairment charge of $2.5 million). The impairment charge was the result of obtaining an updated appraisal for the collateral supporting the loans, which reflected a decrease in the market value of the property due to current economic conditions. We ceased accruing interest on these loans after the original maturity dates. These notes are currently in default. We have filed suit on these secured notes against the borrower and the guarantors. At June 30, 2003, we had received $959,951 in payments on these impaired notes.

Our Management Services Subsidiary

Since 1990, ASI Services has managed the nationwide operations of American Safety RRG from its offices in Atlanta, Georgia, pursuant to a program management agreement. American Safety RRG has also entered into local management services agreements since 1988 with captive management companies of national insurance brokerage or insurance companies with offices located in Vermont to provide local administrative services.

ASI Services acts as the program manager for American Safety RRG pursuant to the program management agreement and is authorized to solicit and accept applications for insurance and to issue insurance policies on behalf of American Safety RRG subject to guidelines and procedures established by the board of directors of American Safety RRG. For 2002, the program management agreement between American Safety RRG and ASI Services provides for reimbursement of costs based upon premiums written (as opposed to the previous fee-for-service arrangement). We derived approximately 6.9% ($6.9 million) of our revenues in 2001 and 9.2% ($11.4 million) of our revenues in 2002 from American Safety RRG.

	Year Ended December 31, 2001	Year Ended December 31, 2002
	(In thousands)
Assumed earned premiums from American Safety RRG	$10,964	$13,308
Ceded earned premiums to American Safety RRG	7,005	3,095

Net premiums earned	3,959	10,213
Management fees	1,496	1,183
Brokerage commission income	1,490	—

In the table above, assumed earned premiums represent the assumption of liability risks by American Safety Insurance from American Safety RRG, and ceded earned premiums represent the transfer of a portion of liability risks from American Safety Insurance to American Safety RRG under the pooling agreement. Management fees include administrative services, underwriting services, claims administration services, financial, accounting, billing and collection services and consulting services. Fee income decreased during 2002 as a result of the conversion of the fee structure from a fixed fee to a reimbursement of costs basis.

Regulatory Environment

Insurance Regulation Generally

Our primary insurance and reinsurance operations are subject to regulation under applicable insurance statutes of the jurisdictions or states in which each subsidiary is domiciled and writes insurance. Insurance regulations are intended to provide safeguards for the policyholders rather than to protect shareholders of insurance companies or their holding companies.

The nature and extent of state regulation varies from jurisdiction to jurisdiction, but typically involves prior approval of the acquisition of control of an insurance company or of any company controlling an insurance company, regulation of certain transactions entered into by an insurance company with an affiliate, approval of premium rates for lines of insurance, standards of solvency and minimum amounts of capital and surplus which must be maintained, limitations on types and amounts of investments, restrictions on the size of risks which may be insured by a single company, deposits of securities for the benefit of policyholders, and reports with respect to financial condition and other matters. In addition, state regulatory examiners perform periodic examinations of insurance companies.

Although the federal government does not directly regulate the business of insurance in the U.S., federal initiatives often affect the insurance business in a variety of ways. The insurance regulatory structure has also been subject to scrutiny in recent years by the NAIC, federal and state legislative bodies and state regulatory authorities. Various new regulatory standards have been adopted and proposed in recent years. The development of standards to ensure the maintenance of appropriate levels of statutory surplus by insurers has been a matter of particular concern to insurance regulatory authorities. The “statutory surplus” is the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets and determined in accordance with SAP.

Bermuda Regulation

Our Bermuda reinsurance subsidiary, American Safety Reinsurance, is subject to regulation under The Insurance Act 1978, as amended, and related regulations (the “Bermuda Act”), which provides that no person shall conduct insurance business (including reinsurance) in or from Bermuda unless registered as an insurer under the Bermuda Act by the Supervisor of Insurance (the “Supervisor”).

The Bermuda Act requires, among other things, Bermuda insurance companies to meet and maintain certain standards of solvency, to file periodic reports in accordance with the Bermuda Statutory Accounting Rules, to produce annual audited financial statements and to maintain a minimum level of statutory capital and surplus. In general, the regulation of insurers in Bermuda relies heavily upon the auditors, directors and managers of the Bermuda insurer, each of which must certify that the insurer meets the solvency capital requirements of the Bermuda Act. Furthermore, the Supervisor is granted powers to supervise, investigate and intervene in the affairs of insurance companies.

Neither we nor American Safety Reinsurance is registered or licensed as an insurance company in any state or jurisdiction in the United States.

U.S. Regulation

As a Bermuda insurance holding company, we do not do business ourselves in the United States. We do business in the United States through our U.S. subsidiaries. Our two U.S. insurance subsidiaries’ operations are subject to state regulation where each is domiciled and where each writes insurance.

We acquired American Safety Casualty, a U.S. insurance subsidiary domiciled in Delaware, in 1993. American Safety Casualty is currently licensed as a casualty insurer in 48 states and the District of Columbia. The insurer is subject to regulation and examination by the Delaware Insurance Department and the other states in which it is an admitted insurer. The Delaware Insurance Department examines American Safety Casualty on a triennial basis. The insurance laws of Delaware place restrictions on a change of control of American Safety Insurance as result of our ownership of American Safety Casualty. Under Delaware law, no person may obtain 10% or more of our voting securities without the prior approval of the Delaware Insurance Department.

American Safety Casualty, as a licensed insurer, is subject to state regulation of rates and policy forms in the various states in which direct premiums are written for its general liability and workers’ compensation business lines. Under such regulations, a licensed insurer may be required to file and obtain prior approval of its policy form, and the rates that are charged to insureds. American Safety Casualty is also required to participate in state insolvency funds, or shared markets, which are designed to protect insureds of insurers which become unable to pay claims due to an insurer’s insolvency. Assessments made against insurers participating in such funds are based on direct premiums written by participating insurers, as a percentage of total direct written premiums of all participating insurers. “Written premiums” are those premiums written, whether or not earned, during a time period.

We acquired American Safety Indemnity, a U.S. insurance subsidiary domiciled in Oklahoma, in 2000. American Safety Indemnity is currently licensed or approved as an excess and surplus lines insurer in 39 states and the District of Columbia. American Safety Indemnity is subject to examination by the Oklahoma Insurance Department and the other states in which it is approved as an excess and surplus lines insurer. The Oklahoma Insurance Department examines American Safety Indemnity on a triennial basis. The insurance laws of Oklahoma place restrictions on a change of control of American Safety Insurance. Under Oklahoma law no person may obtain 10% or more of our voting securities without the prior approval of the Oklahoma Insurance Department.

The premium rates of American Safety Indemnity, as an excess and surplus lines insurer, are not filed and approved with the various state insurance departments, but certain restrictions regarding the types of insurance written by excess and surplus lines insurers still must be met. Generally, excess and surplus lines insurers may only write coverage that is not available in the “admitted” market and strict guidelines regarding the coverages are set forth in various state statutes. Surplus lines brokers are the licensed individuals or entities placing coverage with excess and surplus lines insurers, and in most states, the broker is responsible for the payment of surplus lines taxes which are payable to the state in which the surplus lines risk is located. Surplus lines insurers are exempt from participation in state insolvency funds which are designed to protect insureds if “admitted” insurers become insolvent and are unable to pay claims. While American Safety Indemnity is exempt from the majority of state regulatory requirements, it must be “approved” to write the type of insurance in the states where its surplus business lines insurance is written. The Oklahoma Insurance Department retains primary regulatory authority over American Safety Indemnity, as a licensed and admitted insurance company in Oklahoma.

Regulation of Our Non-Subsidiary Affiliate

The Risk Retention Act facilitates the establishment of risk retention groups to insure certain liability risks of its members. The statute applies only to “liability” insurance and does not permit coverage of personal risk liability or workers’ compensation.

The Risk Retention Act and the Vermont Captive Act require that each insured of American Safety RRG be a shareholder. Each insured is required to purchase one share of American Safety RRG’s common stock upon the acceptance of the applicant as an insured. There is no trading market for the shares of common stock of American Safety RRG and each share is restricted as to transfer. If and when a holder of American Safety RRG common stock ceases to be an insured, whether voluntarily or involuntarily, such person’s share of common stock is automatically canceled and such person is no longer a shareholder of American Safety RRG. The ownership interests of members in a risk retention group are considered to be exempt securities for purposes of the registration provisions of the Securities Act and the Securities Exchange Act and are likewise not considered securities for purposes of any state securities law.

Congress intended under the Risk Retention Act that the primary responsibility for regulating the financial condition of a risk retention group would rest on the state in which the group is licensed or chartered. American Safety RRG is subject to regulation as a captive insurer under the insurance laws of Vermont and, to a lesser extent, under the laws of each state in which it is doing business. The Risk Retention Act requires a risk retention group to provide a notice on each insurance policy which it issues to the effect that (i) the policy is issued by a risk retention group; (ii) the risk retention group may not be subject to all of the insurance laws and regulations of the state in which the policy is being issued; and (iii) no state insurance insolvency guaranty fund is available to the policies issued by the risk retention group.

Our Non-Subsidiary Affiliate

Following the enactment of the Risk Retention Act, in order to establish a U.S. insurance company to market and underwrite specialty environmental coverages, we assisted in the formation of American Safety RRG, in 1988. American Safety RRG is not owned by us but is managed by ASI Services, our principal U.S. program development, underwriting and administrative services subsidiary. American Safety RRG is authorized to write liability insurance in all 50 states as a result of the Risk Retention Act and is licensed by the Vermont Department of Banking, Insurance, Securities and Health Care Administration (the “Vermont Department”) under the Vermont Captive Act as a stock captive insurance company. Presently, five of the directors of American Safety RRG, David V. Bruggen, William O. Mauldin, Jr., Thomas W. Mueller, Frederick C. Treadway and Stephen R. Crim, are also our directors. The directors of American Safety RRG are elected annually by the insureds/shareholders of American Safety RRG.

American Safety Insurance transferred its book of primary insurance business to American Safety RRG in 1988 and American Safety RRG replaced American Safety Insurance as the policy issuing carrier insuring general liability, pollution liability and professional liability risks for contractors, consultants and other businesses and property owners who are involved with environmental remediation or related activities. We then became the quota share reinsurer of the risks transferred and subsequently underwritten by American Safety RRG. All reinsurers of American Safety RRG are required to be approved as reinsurers by the Vermont Department, and we have been an authorized reinsurer of American Safety RRG since 1988. Through our insurance subsidiaries, we participate in the business of American Safety RRG through a pooling agreement whereby we retain 75% of the premiums and risk from the insurance business of American Safety RRG.

Properties

Our Bermuda offices are located at 44 Church Street, Hamilton, Bermuda, and the telephone number is (441) 296-8560. The principal offices of our U.S. subsidiaries are located at 1845 The Exchange, Atlanta, Georgia 30339, and the telephone number is (770) 916-1908.

Harbour Village Development

In March 2000, we announced our plans to complete development of Harbour Village, located in Ponce Inlet, Florida, with 676 condominium units (presently estimated), a marina containing 142 boat slips, a par-3 golf course and beach club. The Harbour Village property (comprising 173 acres) was acquired by us through foreclosure in April 1999, and has been under development by our subsidiary Ponce Lighthouse Properties, Inc., and our general contracting subsidiary, Rivermar Contracting Company. We anticipate development of Harbour Village will be completed in 2005. We do not plan to engage in any additional real estate development activities.

Harbour Village will be developed in three phases with projected completion in 2005, depending on future sales activities and economic conditions that may impact the marketing of the condominium units. From inception through June 30, 2003, our marketing efforts had generated over $179 million of pre-sales of condominium units and boat slips, and we continue to market these units. Pre-sales of condominium units and boat slips mean that the purchaser has entered into a binding sales contract and we have received a deposit for a condominium unit or boat slip that will be built in the future. Pre-sales are recorded as restricted cash and escrow deposits until the specified condominium unit or boat slip closes. See “Harbour Village Development Chart” on page R-1.

Employees

At June 30, 2003, we employed 132 persons, none of whom was represented by a labor union. ASI Services employs all but one of our employees and manages our U.S. business operations. We employ a senior financial officer in Bermuda.

MANAGEMENT

The executive officers, senior management and directors of American Safety Insurance are as follows:

Name	Age	Position
Stephen R. Crim	40	President, Chief Executive Officer and Director (E)
Joseph D. Scollo, Jr.	40	Executive Vice President
Fred J. Pinckney	56	General Counsel and Secretary
Steven B. Mathis	35	Chief Financial Officer
J. Jeffrey Hood	40	Senior Vice President—Technical Services
Gary J. Campbell	36	Vice President—Finance
Frederick C. Treadway	51	Chairman of the Board (C)(E)
Cody W. Birdwell	50	Director (A)(E)(F)
David V. Brueggen	56	Director (A)(C)(E)(F)
Lawrence I. Geneen	59	Director
William O. Mauldin, Jr.	62	Director (F)
Thomas W. Mueller	48	Director (C)
Jerome D. Weaver	48	Director (A)

(A)	Audit Committee Member
(C)	Compensation Committee Member
(E)	Executive Committee Member
(F)	Finance Committee Member

Stephen R. Crim became President and Chief Executive Officer of American Safety Insurance on January 1, 2003 and he became President of American Safety Insurance’s insurance and reinsurance operations on January 1, 2002. Prior to becoming President and Chief Executive Officer, Mr. Crim was responsible for all of its underwriting functions since he joined American Safety Insurance in 1990. Previously, Mr. Crim was employed in the underwriting department of Aetna Casualty and Surety and The Hartford Insurance Co. between 1986 and 1990. Mr. Crim has 17 years experience in the insurance industry. Mr. Crim received a bachelors degree in mathematics from the Indiana University in 1986.

Joseph D. Scollo, Jr. became Executive Vice President of American Safety Insurance on January 1, 2003 and was Senior Vice President—Operations since November 1998. Previously, Mr. Scollo served as Senior Vice President—Operations of United Coastal Insurance Company, New Britain, Connecticut since 1989. Mr. Scollo has 15 years experience in the insurance industry. Mr. Scollo received a bachelor of science degree in business from Western New England College in 1985 and is a certified public accountant.

Fred J. Pinckney became General Counsel and Secretary of American Safety Insurance in October 1997. Previously, Mr. Pinckney was an attorney for 25 years in Atlanta, Georgia, where his practice centered on securities and corporate matters. He was involved as special legal counsel in the formation of American Safety Insurance in 1986 and acted as outside legal counsel prior to joining American Safety Insurance in 1997. Mr. Pinckney received a juris doctor degree from the University of Michigan Law School in 1973 and a bachelor of arts degree in political science from the University of Pittsburgh in 1969.

Steven B. Mathis became Chief Financial Officer of American Safety Insurance in August 1998. Previously, he was American Safety Insurance’s Controller since 1992 and he is currently responsible for all accounting and treasury functions of American Safety Insurance. Mr. Mathis has 14 years accounting experience in the insurance industry having held accounting positions with American Insurance Managers, Inc. and American Security Group. Mr. Mathis received a bachelor of business administration degree in accounting from the University of Georgia in 1989.

J. Jeffrey Hood is Senior Vice President-Technical Services of American Safety Insurance and is responsible for loss control, claims, regulatory matters and information technology matters. Prior to joining American Safety Insurance in 1990, Mr. Hood served as a consultant for a national technical engineering firm for four years. Mr. Hood received a bachelor of science degree in petroleum engineering from Mississippi State University in 1985. Mr. Hood has 16 years of experience relating to risk management in the environmental remediation industry.

Gary J. Campbell became Vice President—Finance of American Safety Insurance in July 2001. Previously, Mr. Campbell was a Senior Account Executive for Mutual Risk Management Ltd. for four years in Bermuda. From 1991 to 1997, Mr. Campbell was an audit senior in the Chartered Accounting firm of Withy Addison in Mississauga, Canada. Previously, he worked for two years in audit with Ernst & Young in Mississauga, Canada. Mr. Campbell obtained his Chartered Accounting designation in 1996 and passed the CPA United States Reciprocity Exam in 2002. Mr. Campbell received a bachelor’s degree in business from the University of Western Ontario in Canada in 1989.

Frederick C. Treadway has served as the Chairman of the Board of Directors of American Safety Insurance since 1986. Mr. Treadway has been the owner of Specialty Systems, Inc. in Indianapolis, Indiana, since 1977, which is engaged in general construction and asbestos abatement. Mr. Treadway has 28 years experience in the construction business. Commencing in January 2001, Mr. Treadway became the president of American Safety Insurance’s subsidiary, Rivermar Contracting Company, in connection with the construction of Harbour Village.

Cody W. Birdwell has served as a director of American Safety Insurance since 1986. Mr. Birdwell has been president of Houston Sunbelt Communities, L.C. in Houston, Texas, since 1993, which is engaged in subdivision and mobile home community development and sales. Mr. Birdwell has 18 years experience in general and environmental contracting.

David V. Brueggen has served as a director of American Safety Insurance since 1986. Mr. Brueggen is senior vice president of finance of Anson Industries, Inc. in Melrose Park, Illinois, which is engaged in drywall, acoustical and foam insulation contracting. Mr. Brueggen has been employed by Anson Industries, Inc. since 1982. Previously, he was an audit manager with an international public accounting firm, for 10 years. Mr. Brueggen is a certified public accountant.

Lawrence I. Geneen has served as a director of American Safety Insurance since 2003. He is president and owner of an insurance risk management and strategic consulting firm in Scarsdale, New York. From 1999 to 2001, he was executive vice president and chief operating officer of American Management Association in New York, New York, which is engaged in management training and publishing. From 1997 to 1999, Mr. Geneen was a managing director of Marsh & McLennan, Inc. in New York where he was responsible for global sales and client management leadership in its insurance brokerage business. From 1992 to 1997, he was a managing principal and owner of Johnson and Higgins and from 1974 to 1992 he was employed in a number of executive sales positions and management positions in its insurance brokerage business. Mr. Geneen has 37 years experience in the insurance business.

William O. Mauldin, Jr. has served as a director of American Safety Insurance since 1986. Mr. Mauldin has been president of Midwest Materials Co. in Springfield, Missouri, since 1975, which is engaged in insulation and cold storage contracting. Mr. Mauldin has 35 years experience in the construction business.

Thomas W. Mueller has served as a director of American Safety Insurance since 1986. Mr. Mueller has been vice president of Cardinal Industrial Insulation Co., Inc. in Louisville, Kentucky, since 1975, which is engaged in industrial insulation and asbestos and sound abatement. Mr. Mueller has 27 years experience in the construction business.

Jerome D. Weaver has served as a director of American Safety Insurance since 2001. Mr. Weaver has been chief executive officer of Specialty Systems, Inc. in Indianapolis, Indiana, since 1996, which is engaged in general construction and asbestos abatement. He has been employed by Specialty Systems, Inc. since 1989 and has 14 years experience in the construction business.

Board of Directors and Board Committees

Our Board of Directors consists of eight directors and is divided into three groups, each of whom serves a three-year term. Messrs. Mauldin, Treadway and Weaver serve as directors until the 2004 annual meeting of shareholders. Messrs. Brueggen, Crim and Geneen serve as directors until the 2005 annual meeting of shareholders. Messrs. Birdwell and Mueller serve as directors until the 2006 annual meeting of shareholders.

The Board of Directors has established four standing committees: the audit committee, the compensation committee, the executive committee and the finance committee.

Audit Committee. The audit committee is composed of non-employee directors and reviews the scope of American Safety Insurance’s audit, recommends to the Board of Directors the engagement of independent accountants, and reviews such accountants’ reports. The current members of the audit committee are Messrs. Birdwell, Brueggen and Weaver.

Compensation Committee. The compensation committee recommends to the Board of Directors matters regarding executive compensation and stock options. The compensation committee reviews salary recommendations based upon an evaluation of the individual’s performance of the position held, our operating results and the individual’s contribution to our operating results. The current members of the compensation committee are Messrs. Brueggen, Mueller and Treadway. Since January 2001, Mr. Treadway, the Chairman of the Board of Directors and a member of the compensation committee, has served as president of our subsidiary, Rivermar Contracting Company, in connection with the construction of Harbour Village in Ponce Inlet, Florida. Mr. Treadway’s employment agreement has a term of five years and provides for an annual salary of $100,000, a grant of non-incentive stock options which are immediately exercisable, and other customary executive benefits.

Executive Committee. The executive committee exercises the general power and authority of the Board of Directors between meetings of the Board of Directors. The executive committee also has responsibility for recommending the nomination of directors to the Board, which then acts as a whole on such recommendation. The current members of the executive committee are Messrs. Birdwell, Brueggen, Crim and Treadway.

Finance Committee. The finance committee is responsible for recommending portfolio allocations to the Board of Directors, approving our guidelines which provide standards to ensure portfolio liquidity and safety, approving investment managers and custodians for portfolio assets, and considering other matters regarding our financial affairs. The current members of the finance committee are Messrs. Birdwell, Brueggen and Mauldin.

Compensation of Directors

Pursuant to our Directors Stock Plan, non-employee directors are awarded an annual “retainer award” in the form of our Common Shares having a fair market value of $15,000. The retainer award shares are granted to the directors who are serving as directors immediately after each annual general meeting of shareholders and the fair market value of the Common Shares is determined as of that date. The retainer award shares vest as of the day immediately preceding the next annual general meeting of shareholders following the date of grant.

Non-employee directors are also paid $500 per day for attendance at each meeting of the Board of Directors or each meeting of a committee of the Board of Directors on which they serve. Directors are also reimbursed for their reasonable travel expenses in connection with their service as directors.

Executive Compensation

The following table sets forth information regarding the annual compensation paid to our Chief Executive Officer and the three other executive officers who received a combined salary and bonus in excess of $100,000 (the “Named Executive Officers”) for services rendered in all capacities to us during the years indicated:

Summary Compensation Table

	Annual Compensation		Long Term Compensation Awards
Name and Principal Position	Year	Salary and Bonus	Securities Underlying Options Granted	All Other Compensation(1)
Lloyd A. Fox(2) Former Chief Executive Officer and President	2002 2001 2000	$392,820 392,820 392,820	0 0 0	$5,892 5,100 5,250

Stephen R. Crim(3) Chief Executive Officer and President	2002 2001 2000	377,000 131,000 184,333	20,000 0 23,000	5,500 3,930 5,250

Joseph D. Scollo, Jr. Executive Vice President	2002 2001 2000	291,000 266,000 208,278	12,000 0 7,000	5,500 5,100 5,250

Steven B. Mathis Chief Financial Officer	2002 2001 2000	180,750 170,750 138,500	7,000 0 7,000	5,423 4,192 4,155

(1)	Represents amounts accrued for contributions by us with respect to our 401(k) plan.
(2)	Mr. Fox retired from American Safety Insurance upon the expiration of his employment agreement on December 31, 2002.
(3)	Mr. Crim became President of American Safety Insurance’s insurance and reinsurance operations on January 1, 2002.

Stock Option Plan

We maintain the 1998 Incentive Stock Option Plan, as amended (the “Incentive Plan”), which is intended to further our interests and the interest of our shareholders by attracting, retaining and motivating officers, employees, consultants and advisors to participate in our long-term development through ownership of Common Shares. The Incentive Plan provides for the grant of stock options, which may be either non-qualified stock options or incentive stock options for tax purposes.

The Incentive Plan is administered by the compensation committee of our Board of Directors. The compensation committee is authorized to determine the terms and conditions of all option grants, subject to the limitations set forth in the Incentive Plan. In accordance with the terms of the Incentive Plan, the option price per share shall not be less than the fair market value of the Common Shares on the date of grant and the term of any options granted may be no longer than ten years, and there may or may not be a vesting period before any recipient may exercise any such options. The rights of recipients receiving these stock options generally vest equally over three years, beginning with the first anniversary date of grant, and expire 10 years from the date of grant.

Stock Option Grants, Exercises and Year-End Values

The following table sets forth information regarding stock option grants, exercises and year-end values as of December 31, 2002 by the Named Executive Officers identified in the Summary Compensation Table above.

Name	Number of Securities Underlying Options Granted	Percent of Total Options granted to employees in 2002	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
					5%	10%
Lloyd A. Fox(2)	0	0%	$0		$0	$0
Stephen R. Crim	20,000	19	8.85	1/18/12	111,314	282,092
Joseph D. Scollo, Jr.	12,000	11	8.85	1/18/12	66,789	169,225
Steven B. Mathis	7,000	7	8.85	1/18/12	38,960	98,732

(1)	The dollar amounts calculated represent hypothetical values that may be realized upon exercise of the options immediately prior to the expiration of their term, assuming that the stock price on the date of grant appreciates at the specified annual rates of appreciation, compounded annually over the term of the option. These calculations are based on rules promulgated by the Securities and Exchange Commission.
(2)	Mr. Fox retired from American Safety Insurance upon the expiration of his employment agreement on December 31, 2002.

The following table sets forth information regarding options exercised in 2002 and the number and value of exercised and unexercised stock options held as of December 31, 2002 by the Named Executive Officers identified in the Summary Compensation Table above.

Name	Number of Shares Acquired on Exercise	Value Realized(1)	Number of Securities Underlying Unexercised Options at Year-End			Value of Unexercised In-the-Money Options at Year-End(2)
			Exercisable		Unexercisable	Exercisable	Unexercisable
Lloyd A. Fox(3)	51,090	$175,750	250,000	(3)	0	$0	$0
Stephen R. Crim	0	0	75,333		27,667	15,793	7,897
Joseph D. Scollo, Jr.	0	0	24,667		14,333	4,807	2,403
Steven B. Mathis	0	0	19,667		9,333	4,807	2,403

(1)	The dollar value was calculated determining the difference between the fair market value of the underlying securities on the date of exercise and the exercise price of the options.
(2)	The dollar value was calculated determining the difference between the fair market value of the underlying securities at December 31, 2002 ($7.03 per share) and the exercise price of the options.
(3)	Mr. Fox retired from American Safety Insurance upon the expiration of his employment agreement on December 31, 2002. Includes options granted to Intersure Reinsurance Company, which expired unexercised on April 1, 2003 and over which Mr. Fox exercised sole investment and voting power.

Employment Agreement

Stephen R. Crim, then Executive Vice President of American Safety Insurance and President of American Safety Insurance’s U.S. insurance and Bermuda reinsurance operations, entered into a three-year employment agreement with American Safety Insurance in January 2002, which provided for an annual base salary of $275,000 in 2002, $300,000 in 2003 and $325,000 in 2004, an annual discretionary bonus and other customary executive benefits including stock options and health insurance. Mr. Crim became our Chief Executive Officer and President effective January 1, 2003. Mr. Crim’s compensation is determined pursuant to the principles noted above, and specific consideration is given to Mr. Crim’s responsibilities and his contributions to our operating results.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the Common Shares of American Safety Insurance owned as of October 15, 2003 (1) by each person who beneficially owns more than 5% of the outstanding Common Shares, (2) by each of our directors, (3) by each of our Named Executive Officers identified in the Summary Compensation Table above and (4) by all directors and executive officers of American Safety Insurance as a group. Except as otherwise indicated, each person listed below has sole voting and investment power with respect to such Common Shares.

Name of Beneficial Owner	Number of Shares	Options Exercisable within 60 days	Percentage Ownership
Frederick C. Treadway(1)	879,666	228,000	22.3%
David V. Brueggen(2)	291,429	0	6.1
William O. Mauldin, Jr.(3)	230,383	0	4.9
Cody W. Birdwell(4)	200,809	0	4.2
Thomas W. Mueller(5)	186,595	0	3.9
Stephen R. Crim	84,914	89,667	3.6
Jerome D. Weaver	2,076	12,000	*
Lawrence I. Geneen	0	0	*
Joseph D. Scollo, Jr.	2,005	31,000	*
Steven B. Mathis	1,250	24,333	*
Walsh R.E., Ltd.(6)	270,005	0	5.7
Hot Creek Capital, L.L.C.(7)	246,000	0	5.2
All directors and executive officers as a group (10 persons)	1,879,127	385,000	44.1%

*	Represents less than 1%
(1)	Includes 690,727 shares held of record by Treadway Associates, L.P. Mr. Treadway is Chairman of the Board of Directors of American Safety Insurance, and his address is 8945 Antioch Way, Las Vegas, Nevada 89117.
(2)	Includes 286,863 shares held of record by Vertecs Corporation, 2,003 shares owned by his spouse and children, as to which Mr. Brueggen disclaims beneficial ownership, and 1,000 shares owned jointly with his spouse. Mr. Brueggen is a director of American Safety Insurance, and his address is 1959 Anson Drive, Melrose Park, Illinois 60160.
(3)	Includes 215,354 shares held of record by A.R.I. Incorporated. Mr. Mauldin is a director of American Safety Insurance.
(4)	Includes 98,250 shares of record held by The Cody Birdwell Family Limited Partnership. Mr. Birdwell is a director of American Safety Insurance.
(5)	Includes shares held of record by The Mark C. Mueller Trust for which Mr. Thomas W. Mueller is the sole trustee. Excludes 182,745 shares held of record by The Thomas W. Mueller Trust for which Mark C. Mueller is the sole trustee and 151,960 shares held of record by Market Street Realty Trust, for which Thomas W. Mueller is one of three trustees and as to which he disclaims beneficial ownership. Thomas W. Mueller is a director of American Safety Insurance.
(6)	Its address is 588 Washburn Road, Tallmadge, Ohio 44278, according to a Schedule 13G filed with the Securities and Exchange Commission.
(7)	Includes shares beneficially owned by Mr. and Mrs. David Harvey and various affiliated entities, whose address is 6900 South McCarran Boulevard, Suite 3040, Reno, Nevada 89509, according to a Schedule 13G filed with the Securities and Exchange Commission.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

David V. Bruggen, William O. Mauldin, Jr., Thomas W. Mueller, Frederick C. Treadway and Stephen R. Crim are the members of our board of directors and also are directors of American Safety RRG, which is managed by ASI Services, our principal U.S. program development, underwriting and administrative services subsidiary, on a fee-for-service basis. American Safety RRG is a stock captive insurance company licensed in Vermont and is authorized to write liability insurance in all 50 states as a result of the federal Risk Retention Act. The directors of American Safety RRG, Inc. are elected annually by its shareholder/insureds. We derived approximately 9% ($11.4 million) of its revenue in 2002 from American Safety RRG.

In 1995, we entered into a retrocessional excess of loss reinsurance treaty (for policy limits in excess of reinsurance obtained from other unaffiliated reinsurers) with Intersure Reinsurance Company (“Intersure Re”), which is owned by Lloyd A. Fox, then our Chief Executive Officer, President and one of our directors. The treaty covered certain asbestos liability and environmental remediation liability insurance policies in force, written or renewed by American Safety RRG, or one of our subsidiaries, for which we act as a reinsurer. In 2002, we paid reinsurance premiums of $338,428 to Intersure Re. The treaty with Intersure Re was not renewed after December 31, 2002, is in run-off and was replaced by an agreement with unaffiliated reinsurers.

In 1996, we entered into a retrocessional excess of loss reinsurance treaty (for policy limits in excess of reinsurance obtained from other unaffiliated reinsurers) with Omega Reinsurance Company (“Omega Re”), which is owned by Stephen R. Crim, then the Executive Vice President of American Safety Insurance. The treaty covered certain asbestos liability and environmental remediation liability insurance policies in force, written or renewed by American Safety RRG a non-subsidiary affiliate, or one of our subsidiaries, for which we act as a reinsurer. In 2002, we paid reinsurance premiums of $94,000 to Omega Re. The treaty with Omega Re was terminated on April 1, 2002, is in run-off and was replaced by unaffiliated reinsurers.

There are no reinsurance agreements between us and any business owned or controlled by one of our officers or directors, nor any agreements anticipated in the future.

ASI Services, our principal U.S. program development, underwriting and administrative services subsidiary, leases approximately 25,000 square feet of office space in Atlanta, Georgia from a company that owns the building, which is owned by Messrs. Crim, Hood, Mathis, Mueller, Scollo and Treadway, all of whom are our officers or directors. Previously, until August 2002, the building owners included Messrs. Birdwell, Fox, Mueller, Treadway and Walsh, all of whom were directors or officers of American Safety Insurance, but did not include Messrs. Crim, Hood, Mathis and Scollo. The lease, which expires March 1, 2007, provides for a base annual rent plus an annual increase based on the consumer price index, with such increase not less than 4% per annum. ASI Services paid rent to the landlord of $450,193 in 2002.

DESCRIPTION OF THE COMMON SHARES

General

As of June 30, 2003, our authorized capital stock consisted of: 15 million common shares, par value $.01 per share (the “Common Shares”), and 5 million preferred shares, par value $.01 per share (the “Preferred Shares”).

Set forth below is a summary description of all of the material terms of our capital stock. This description is qualified in its entirety by reference to our Memorandum of Association and Bye-laws, a copy of each of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Common Shares

The Common Shares offered hereby will be validly issued, fully paid and nonassessable. There are no provisions of Bermuda law or our Bye-Laws which impose any limitations on the rights of shareholders to hold or vote Common Shares by reason of such shareholders not being residents of Bermuda.

Dividend Rights. We do not anticipate paying cash dividends on the Common Shares in the near future. In 2002, we paid cash dividends on the Common Shares. In June 2003, our board of directors decided to suspend paying dividends on the Common Shares so that we could utilize the capital to take advantage of improving premium rates in the property and casualty insurance market. As an insurance holding company, our ability to pay cash dividends to our shareholders depends, to a significant degree, on the ability of our subsidiaries to pay cash dividends to us. The jurisdictions in which we and our subsidiaries are domiciled place limitations on the amount of dividends or other distributions payable by insurance companies in order to protect the solvency of the insurers. Our current policy is for our primary insurance and reinsurance subsidiaries to retain their capital for growth.

Holders of Common Shares, however, will be entitled to receive dividends ratably when and as declared by the Board of Directors out of funds legally available therefor.

Voting Rights. Each holder of Common Shares is entitled to one vote per share on all matters submitted to a vote of our shareholders, subject to the 9.5% voting limitation described below. All matters, including the election of directors, voted upon at any duly held shareholders meeting shall be authorized by a majority of the votes cast at the meeting by shareholders represented in person or by proxy, except (i) approval of a merger, consolidation or amalgamation, (ii) the sale, lease or exchange of all or substantially all of our assets of, and (iii) amendment of certain provisions of the Bye-Laws, which each require the approval of at least 66 2/3% of the outstanding voting shares (in addition to any regulatory or court approvals).

The Common Shares have non-cumulative voting rights, which means that the holders of a majority of the Common Shares may elect all of our directors and, in such event, the holders of the remaining shares will not be able to elect any directors.

The Bye-Laws contain certain provisions that limit the voting rights that may be exercised by certain holders of Common Shares. The Bye-Laws provide that each holder of Common Shares is entitled to one vote per share on all matters submitted to a vote of our shareholders, except that if, and so long as, the Controlled Shares (as defined below) of any person constitute 9.5% or more of the issued and outstanding Common Shares, the voting rights with respect to the Controlled Shares owned by such person shall be limited, in the aggregate, to a voting power of 9.5%, other than the voting rights of Frederick C. Treadway or Treadway Associates, L.P., one of our founding shareholders. “Controlled Shares” mean (i) all of our shares directly, indirectly or constructively owned by any person and (ii) all of our shares directly, indirectly or beneficially owned by such person within the meaning of Section 13(d) of the Exchange Act (including any shares owned by a group of persons, as so defined and including any shares that would otherwise be excluded by the provisions of Section l3(d)(6) of the Exchange

Act). Under these provisions, if, and so long as, any person directly, indirectly or constructively owns Controlled Shares having more than 9.5% of the total number of votes exercisable in respect of all of our shares of voting stock, the voting rights attributable to such shares will be limited, in the aggregate, to 9.5% of the total number of votes.

Preemptive Rights. No holder of our Common Shares shall, by reason only of such holdings, have any preemptive right to subscribe to any additional issue of shares of any class or series nor to any security convertible into such shares.

Preferred Shares

Pursuant to our Bye-Laws, our board of directors may by resolution establish one or more series of preferred shares having such number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as may be fixed by the board of directors without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could also have the effect of impeding or discouraging the acquisition of control of American Safety Insurance.

Anti-Takeover Effects of Bye-Laws

The Bye-Laws contain certain provisions that may be viewed as making the acquisition of control of American Safety Insurance more difficult. Specifically, our Bye-Laws:

•	require the affirmative vote of at least 66 2/3% of the outstanding shares entitled to vote to approve a merger or amalgamation of American Safety Insurance;

•	require the affirmative vote of at least 66 2/3% of the outstanding shares entitled to vote to amend, repeal or adopt any provision inconsistent with the foregoing provisions of the Bye-Laws;

•	provide for a classified or “staggered” board of directors; and

•	limit the voting rights of shareholders who own greater than 9.5% to 9.5% of the total number of votes.

These provisions are designed to encourage persons seeking to acquire control of us to negotiate with the board of directors. The board of directors believes that, in general, the interests of our shareholders would be best served if any change in control results from negotiations with the board of directors. The board of directors would negotiate based upon careful consideration of the proposed terms, such as the price to be paid to shareholders, the form of consideration to be paid and the anticipated tax effects of the transaction. However, these provisions could have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempting to obtain control of American Safety Insurance. To the extent these provisions discourage takeover attempts, they could deprive shareholders of opportunities to realize takeover premiums for their shares or could depress the market price of the Common Shares.

Bye-Laws

The Bye-Laws provide for the internal regulation of American Safety Insurance, including, among other things, the establishment of share rights, modification of such rights, issuance of share certificates, the transfer of shares, alterations to capital, the convening and conduct of general meetings, proxies, the appointment and removal of directors, conduct and power of directors, dividends, and the appointment of any auditor.

In addition to the provisions of the Bye-Laws discussed above, set forth below is a description of other relevant provisions of the Bye-Laws. The descriptions are intended as a summary only and are qualified in their entirety by reference to the Bye-Laws which are filed as an exhibit to the registration statement of which this prospectus is a part.

Shareholder Proposals. The Bye-Laws provide that shareholders have the right to submit a proposal for consideration at an annual general meeting or special general meeting of shareholders or to nominate persons for election as directors, provided that written notice of such shareholder’s intent to make such a proposal or nomination must be received by the Secretary of American Safety Insurance at our registered offices not later than 60 days prior to such meeting. The shareholder’s request must describe the proposal or nomination in sufficient detail for it to be summarized on the agenda for the meeting and must set forth (i) the name and record address of the shareholder proposing such meeting; (ii) a representation that the shareholder is a holder of record of the shares of American Safety Insurance entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to present such proposal or nomination; (iii) the class and number of shares of American Safety Insurance which are beneficially owned by the shareholder; (iv) a brief description of the business desired to be brought before the meeting; (v) the reasons for conducting such proposed business at the meeting; and (vi) any material interest of the shareholder in such business. In the case of a nomination of any person for election as a director, the shareholder’s request shall set forth: (a) the name, age, business address and residence address of any person to be nominated; (b) the principal occupation or employment of the person; (c) the number of Common Shares which are beneficially owned by such person; (d) such other information regarding the nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to Regulation 14A under the Exchange Act, whether or not American Safety Insurance is then subject to such Regulation; and (e) the consent of each nominee to serve as a director of American Safety Insurance if so elected. The presiding officer of the meeting shall, if the facts warrant, refuse to acknowledge a proposal or nomination not made in compliance with the foregoing procedure.

In addition, under the Bye-Laws and the Companies Act, shareholders holding not less than one tenth of the paid in capital of American Safety Insurance carrying the right to vote at a general meeting may require the Board to convene a special general meeting of American Safety Insurance. If the board fails to proceed to convene a special general meeting within 21 days of receipt by American Safety Insurance of the shareholders’ request to hold such a meeting, the shareholders may do so themselves in accordance with the Companies Act.

The advance notice requirements regulating shareholder nominations and proposals may have the effect of precluding a contest for the election of directors or the introduction of a shareholder proposal if the procedures summarized above are not followed and may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to introduce a proposal.

Restrictions on Certain Business Combinations. Our Bye-Laws contain provisions which restrict certain “business combinations.” In general, the Bye-Laws prohibit an “interested shareholder” of American Safety Insurance from either directly or indirectly, being a party to or taking any action in connection with any “business combination” with American Safety Insurance for a period of five years following the date such person first became an “interested shareholder,” unless (a) the “business combination” was approved by a prior resolution of the “continuing directors” of our board of directors; or (b) the “business combination” was approved by a prior resolution of at least 66 2/3% of the outstanding voting shares of American Safety Insurance other than those voting shares beneficially held by an “interested shareholder.”

A “business combination” includes, among other things, (i) any arrangement, reconstruction or amalgamation involving American Safety Insurance and an “interested shareholder,” (ii) any transaction or series of transactions involving the sale, purchase, lease, exchange, mortgage, pledge, transfer or other disposition or encumbrance of the assets of American Safety Insurance with an “interested shareholder,” (iii) the interest or transfer to an “interested shareholder” or any affiliate thereof of any securities by American Safety Insurance other than an issue or distribution to all shareholders of American Safety Insurance entitled to participate therein, (iv) the adoption of any plan or proposal for the liquidation or dissolution of American Safety Insurance unless such plan or proposal is initiated, proposed or adopted independently of any “interested shareholder” and (v) the reclassification of any securities or other restructuring of the capital of American Safety Insurance in such a way as to confer a benefit on the “interested shareholder.”

An “interested shareholder” is any shareholder of American Safety Insurance, other than Frederick C. Treadway or Treadway Associates, L.P., one of our founding shareholders, who is, or has publicly disclosed a plan or intention to become, the beneficial owner of Common Shares representing ten percent or more of the value of American Safety Insurance.

A “continuing director” includes (i) any member of our board of directors who while a member thereof is not an “interested shareholder” and was a member of our board of directors prior to the time that the “interested shareholder” became such, and (ii) any person who subsequently becomes a member of our board of directors and, while such person is a member thereof, is not an “interested shareholder” or an affiliate of an “interested shareholder,” and such person’s nomination for election or election to our board of directors is recommended or approved by a majority of the “continuing directors” then in office.

As a result of the application of this provision of the American Safety Insurance’s Bye-Laws, potential acquirers of American Safety Insurance may be discouraged from attempting to effect an acquisition transaction with American Safety Insurance, thereby possibly depriving holders of our Common Shares of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transaction.

The affirmative vote of the holders of at least 66 2/3% of the outstanding shares entitled to vote shall be required to amend, repeal or adopt any provision inconsistent with the foregoing provision of the Bye-Laws.

Transfer Agent and Registrar

SunTrust Bank, Atlanta, Georgia, is the transfer agent and registrar for the Common Shares.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the offering, we will have outstanding 6,549,266 Common Shares (6,819,266 Common Shares if the underwriters exercise their over-allotment option). The 1,800,000 Common Shares sold in the offering (2,070,000 Common Shares if the underwriters exercise their over-allotment option) will be freely tradable without restriction or further registration under the Securities Act, except that those shares held by our “affiliates” (as defined in Rule 144 promulgated under the Securities Act) will not be freely tradable even though they have been registered under the Securities Act. In addition, Common Shares held by directors, executive officers and principal shareholders that were outstanding prior to the Offering are subject to a lock-up agreement with the representatives of the underwriters that prohibits their resale prior to 180 days after the date of this prospectus without the prior consent of Morgan Keegan & Company, Inc. and Advest, Inc. Upon the expiration of such 180 day period, such holders will be entitled generally to dispose of their shares, subject to the provisions of Rule 144.

In general, under Rule 144, as currently in effect, any person (or persons whose shares are aggregated), including any affiliate of ours, who owns Common Shares which have not been registered under the Securities Act and as to which a minimum of one year has elapsed since the later of the date of acquisition from and full payment to American Safety Insurance or an affiliate of ours, and any affiliate of American Safety Insurance who owns registered shares, will be entitled to sell, within any three-month period beginning 90 days after the date of this prospectus (but subject to the 180 day lock-up period described above), a number of Common Shares that does not exceed the greater of: (i) 1% of the then outstanding Common Shares or (ii) the average weekly trading volume in the Common Shares in the public market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales of Common Shares pursuant to Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. In addition, under Rule 144, any person who holds Common Shares which have not been registered under the Securities Act as to which a minimum of two years has elapsed since the later of the date of acquisition from and full payment to us or our affiliate and who is not, and for a period of three months prior to the sale of such Common Shares has not been, an affiliate of ours is free to sell such shares without regard to the volume, manner of sale, notice and other provisions of Rule 144.

CERTAIN BERMUDA LAW CONSIDERATIONS

The following discussion is based on the advice of Conyers Dill & Pearman, our Bermuda counsel. We have been designated as a non-resident for exchange control purposes by the Bermuda Monetary Authority, Foreign Exchange Control, whose permission for the issue and transfer of Common Shares has been obtained. This prospectus has been filed with the Registrar of Companies in Bermuda in accordance with Bermuda law.

Consent under the Exchange Control Act, 1972 (and regulations thereunder) has been obtained from the Bermuda Monetary Authority for the issue and transfer of the Common Shares being offered pursuant to the offering. In addition, a copy of this document has been delivered to the registrar of companies in Bermuda in compliance with the provisions of the Companies Act, 1981 of Bermuda.

In giving such consent and in accepting this prospectus for filing, the Bermuda Monetary Authority and the Registrar of Companies in Bermuda, respectively, accept no responsibility for the financial soundness of any proposal, or for the correctness of any of the statements made or opinions expressed herein.

The transfer of Common Shares between persons regarded as non-resident in Bermuda for exchange control purposes and the issue of shares after the completion of the Offering to such persons may be effected without specific consent under the Exchange Control Act, 1972 and regulations thereunder. Issues and transfers of shares to any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act, 1972.

There are no limitations on the rights of persons regarded as non-residents of Bermuda for foreign exchange control purposes owning Common Shares to hold or vote their Common Shares. Because American Safety Insurance has been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay dividends to United States residents or other non-residents of Bermuda who are holders of Common Shares, other than in respect of local Bermuda currency. In addition, because American Safety Insurance has been designated as a non-resident for Bermuda exchange control purposes, it does not intend to maintain Bermuda dollar deposits and, accordingly, will not pay dividends on the Common Shares in Bermuda currency.

In accordance with Bermuda law, share certificates are issued only in the names of corporations or individuals. In the case of an applicant acting in a special capacity (for example, as an executor or trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, American Safety Insurance is not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust. American Safety Insurance will take no notice of any trust applicable to any of its Common Shares whether or not it had notice of such trust.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion of the tax treatment of American Safety Insurance, its subsidiaries and certain shareholders of American Safety Insurance is for general information purposes only and does not purport to be a complete analysis of all tax considerations that may be applicable to them. Unless otherwise stated, this discussion deals only with Common Shares acquired by purchasers in this offering and held as capital assets. This discussion does not deal with special classes of purchasers such as (i) shareholders who directly or constructively own 10 percent or more of the voting power or value of the capital stock of American Safety Insurance, (ii) foreign persons, dealers in securities or currencies, banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, tax exempt organizations, persons holding Common Shares as part of a straddle or as part of a hedging or conversion transaction or other integrated investment, or persons whose functional currency is not the Unites States dollar. Further, unless otherwise indicated, it does not included any description of alternative minimum tax consequences or the tax laws of any state, local or foreign government or any taxes other than income taxes that may be applicable to purchasers of Common Shares.

This summary is based on the Code, the tax regulations thereunder, administrative and judicial interpretations thereof and other current laws and authorities, all as of the date hereof, and all of which are subject to change (possibly on a retroactive basis). The authorities on which this discussion is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the purchase, ownership and disposition of the Common Shares may differ from the discussion provided below. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made or conclusions reached in the following discussion, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the IRS is not precluded from asserting a contrary position.

As used herein, the term “United States Holder” means a beneficial owner of Common Shares that is for United States federal income tax purposes: (i) a citizen or resident (as defined in Code Section 7701(b)), (ii) a corporation, partnership or other entity created or organized under the laws of the United States or a political subdivision thereof, (iii) an estate the income of which is subject to federal income taxation regardless of its source, or (iv) a trust which is subject to the primary supervision of United States courts and which one or more United States persons have the authority to control all substantial decisions.

The tax treatment of a shareholder may vary depending on such shareholder’s particular tax situation or status, and therefore, each prospective investor is urged to consult its own tax advisors as to the particular tax consequences of the offering for such shareholder, including the effect and applicability of federal, state, local and foreign income and other tax laws.

Taxation of American Safety Insurance and its Bermuda Subsidiary

Bermuda

Under current Bermuda law, there is no income or capital gains tax payable by American Safety Insurance or its Bermuda subsidiary, American Safety Reinsurance. American Safety Insurance and its Bermuda subsidiary have received from the Minister of Finance assurances, under The Exempted Undertakings Tax Protection Act 1966 of Bermuda, to the effect that in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to them or to any of their respective operations or to their shares, debentures or other obligations until March 28, 2016. These assurances are subject to the provision that they are not to be construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of The Land Tax Act 1967 of Bermuda or otherwise payable in relation to any property leased to American Safety Insurance or its Bermuda subsidiary.

American Safety Insurance and its Bermuda subsidiary are required to pay certain annual Bermuda government fees. In addition, American Safety Reinsurance is required to pay certain business fees as an insurer under the Bermuda Act. Currently, there is no Bermuda withholding requirement or other tax on dividends paid by the Bermuda subsidiary to American Safety Insurance.

United States

In general, a foreign corporation is subject to (i) United States federal income tax at graduated rates on its taxable income that is treated as effectively connected with its conduct of a trade or business within the United States and (ii) the 30% United States branch profits tax on its effectively connected earnings and profits (with certain adjustments) deemed repatriated from the United States, unless the corporation is entitled to relief under the provisions of a tax treaty into which the United States has entered.

Whether a foreign corporation is engaged in a United States trade or business or is carrying on an insurance business in the United States depends upon the level of activities conducted in the United States either directly by the foreign corporation’s officers or employees or by other agents. For example, if the activities carried on in the United States or on behalf of a foreign company are “continuous, regular, and considerable” the foreign company will be deemed to be engaged in a United States trade or business. Due to the fact that American Safety Insurance will continue to maintain an office in Bermuda and the fact that American Safety Insurance and American Safety Reinsurance’s sole business is reinsuring contracts via treaty reinsurance agreements, which are all signed outside of the United States, management believes that American Safety Insurance and its Bermuda subsidiary have been operated and, in the future, will continue to be operated in a manner that will not cause any of them to be treated as being engaged in a United States trade or business.

However, because the Code, the Treasury Regulations and court decisions do not identify definitively activities that constitute being engaged in a United States trade or business, and because of the factual nature of the determination, there can be no assurance that the IRS will not contend that American Safety Insurance or its Bermuda subsidiary is engaged in a United States trade or business. If American Safety Insurance or its Bermuda subsidiary (or both) were considered to be engaged in a United States trade or business, each could be subject to (i) United States federal income tax on income effectively connected with such trade or business, and (ii) the United States branch profits tax.

Foreign corporations that are not engaged in a trade or business in the United States (as well as foreign corporations engaged in the conduct of a trade or business in the United States, but only with respect to their income that is not effectively connected with such trade or business) are subject to United States federal withholding tax on certain “fixed or determinable annual or periodical” income (such as dividends and interest on certain investments) derived from sources within the United States. Such tax is generally imposed at a rate of 30% on the gross income subject to tax.

The United States also imposes an excise tax on insurance and reinsurance premiums paid to foreign insurers or reinsurers with respect to risks located in the United States. The rates of tax currently applicable are 4% of gross casualty insurance premiums and 1% of gross reinsurance premiums.

Tax Treatment of Shareholders

Bermuda

Under current Bermuda law, there is no Bermuda income tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by shareholders of American Safety Insurance with respect to an investment in or, subsequent sale of, the Common Shares.

United States

Taxation of Dividends

Subject to the discussion below relating to the potential application of the controlled foreign corporation or passive foreign investment company rules to American Safety Insurance, cash distributions made with respect to the Common Shares will constitute dividends for United States federal income tax purposes to the extent paid out of the earnings and profits of American Safety Insurance. Generally, such dividends will not be eligible for the dividends received deduction. United States Holders (and foreign corporations as to which such distributions are considered effectively connected with the conduct of a trade or business in the United States), will generally be subject to United States federal income tax on the receipt of such dividends. Distributions in excess of earnings and profits will not be taxed to the extent of a United States Holder’s basis in its Common Shares, and will reduce basis. Any amount in excess of basis will be treated as gain from the sale or exchange of the Common Shares.

Qualified dividend income (generally, dividends received during the tax year from domestic corporations and “qualified foreign corporations”) is taxed at the same rates that apply to net capital gain. Accordingly, the highest United States federal income tax rate applicable to such dividends would be 15% for individuals and 35% for corporations. Provided that a foreign corporation is not a “foreign personal holding company” (as defined in Code Section 552), a “foreign investment company” (as defined in Code Section 1246(b)) or a “passive foreign investment company” (as defined in Code Section 1297 and as discussed below), such corporation will be treated as a “qualified foreign corporation” if, among other things, the stock with respect to which the dividend is paid is readily tradable on an established securities market in the U.S. It is anticipated that the Common Shares will be readily tradable on the New York Stock Exchange. Because management believes that American Safety Insurance will not be treated as a foreign personal holding company, a foreign investment company, or a passive foreign investment company, and because (in the absence of any guidance from the IRS) management believes a company who shares are readily tradable on the New York Stock Exchange will be treated as a qualified foreign corporation, dividends paid on Common Shares should qualify as qualified dividend income eligible for favorable net capital gain rates.

Taxation of Capital Gains

Subject to the discussion below relating to disposition of shares and the potential application of the passive foreign investment company rules to the foreign corporation, upon the sale or exchange of Common Shares, a United States Holder will recognize a gain or loss for United States federal income tax purposes equal to the difference between the amount realized upon such sale or exchange and the United States Holder’s United States federal income tax basis for the Common Shares disposed of. Gain recognized by a United States Holder who is a United States resident generally will be United States source income. If the United States Holder’s holding period for the Common Shares is more than one year and if the Common Shares constitute a capital asset in the hands of the United States Holder, such gain or loss generally will be subject to tax at a current maximum marginal tax rate of 15% for individuals and 35% for corporations.

Classification as a Controlled Foreign Corporation

If a foreign corporation is a “controlled foreign corporation” (a “CFC”) for an uninterrupted period of 30 days or more during any taxable year, its “United States shareholders” who own stock in such corporation, directly, or indirectly through foreign persons, on the last day in such year on which such corporation is a CFC must include in their gross income their respective pro rata shares of the CFC’s “Subpart F Income,” even if such income is not distributed as dividends. Subpart F income includes, among other things, “insurance income,” defined as any income (including underwriting and investment income) that is attributable to the issuing (or reinsuring) of any insurance or annuity contract in connection with property in, liability arising out of activity in, or in connection with the lives or health of residents of, a country other than the country under the laws of which the CFC is created or organized, and which would be taxed under subchapter L of the Code if such income were the income of a U.S. insurance company (“Subpart F Insurance Income”). However, Subpart F Insurance Income does not include any income of a CFC from sources within the United States that is effectively connected with the conduct of a United States trade or business, unless the CFC is exempt from United States taxation on the income under an income tax treaty into which the United States has entered. Subpart F income also includes, to the extent not treated as part of Subpart F Insurance Income, passive investment income such as interest, dividends and certain capital gains.

In general, a foreign corporation is treated as a CFC if the “United States shareholders” of such corporation collectively own or are considered to own, directly or indirectly through foreign persons or by applying the constructive ownership rules of Section 958(b) of the Code, more than 50% of the total combined voting power or total value of the corporation’s stock. However, for purposes only of taking into account Subpart F Insurance Income (as defined above), a foreign corporation will be treated as a CFC if (i) more than 25% of the total combined voting power or total value of its stock is so owned by United States shareholders, and (ii) the gross amount of premiums in respect of reinsurance or the issuing of insurance or annuity contracts with respect to risks outside its country of organization exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks. For these purposes, a “United States shareholder” means any United States person who owns, or is considered to own, directly or indirectly through foreign entities or by applying the constructive ownership rules of Section 958(b) of the Code, 10% or more of the total combined voting power of all classes of stock of the foreign corporation (a “United States 10% shareholder”).

As a result of voting limitations on the stock of American Safety Insurance designed to prevent any person other than Frederick C. Treadway or Treadway Associates, L.P. from becoming a United States 10% shareholder (directly, indirectly or constructively) the management believes that neither American Safety Insurance nor any of its subsidiaries will be considered a CFC under the 25% or 50% ownership tests. Even if American Safety Insurance were to become a CFC, none of its shareholders unrelated to Frederick C. Treadway or Treadway Associates, L.P. should be deemed to be a United States 10% voting shareholder subject to current United States income taxation on Subpart F income of American Safety Insurance or any of its subsidiaries unless the related person insurance income rules apply. See discussion below regarding special considerations with respect to “related person insurance income.” See also “Description of Capital Stock.”

Related Person Insurance Income

Special rules apply to the “related person insurance income” (“RPII”), if any, of a foreign corporation. These rules do not apply to a foreign corporation if (i) less than 20% of the voting power and less than 20% of the total value of the capital stock of such corporation is owned at any time during the taxable year (directly or indirectly) by persons who are (directly or indirectly) insured under any policy of insurance or reinsurance issued by such corporation, or who are related persons to any such person, (ii) the RPII of such corporation for the taxable year is less than 20% of its Subpart F Insurance Income, determined on a gross basis, (as defined above but without provisions which limit insurance income to income from countries other than the country in which the corporation was created or organized) (the “De Minimis Exception”), (iii) such corporation elects to treat its RPII as income effectively connected with the conduct of a United States trade or business, or (iv) such corporation elects to be treated as a United States corporation. If none of the above exceptions applies, and if all United States persons, in the aggregate, own, directly or indirectly through foreign entities or by applying the constructive ownership rules of Section 958(b) of the Code, 25% or more of the total combined voting power or total value of such corporation, its RPII must be included in the gross income of such United States persons, even though not distributed, under the rules summarized below.

RPII is defined as any insurance income attributable to a policy of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a “United States shareholder” in the foreign corporation, or a “related person” to such shareholder. For the purposes only of taking into account RPII, and subject to the exceptions described below, the term “United States shareholder” means with respect to any foreign corporation, a United States person that owns any stock (rather than 10% or more), either directly or indirectly through foreign entities, in that corporation (such a person is hereinafter sometimes referred to as a “RPII Shareholder”). Hence, for purposes of testing if American Safety Insurance is a CFC solely for RPII purposes, all United States Holders are included for purposes of the 25% ownership test and the inclusion of RPII in taxable income. The general rule setting a 10% threshold before counting the holdings of a United States Holder is not applicable for this determination. The term “related person” for this purpose generally means an individual, corporation, partnership, trust or estate which has control of, or is controlled by, a RPII Shareholder, or which is controlled by the same person or persons that have control of the foreign corporation. For these purposes control is generally defined as control of more than 50% of either the voting power of a corporation or the value of its capital stock.

Management does not believe that the RPII of American Safety Insurance or any of its subsidiaries equals or exceeds (and will not in the future equal or exceed) the 20% threshold and, as a result, the De Minimis Exception should apply. In addition, management believes that less than 20% of the total value and voting power of the stock of American Safety Insurance or any of its subsidiaries is or will be owned by persons who are (directly or indirectly) insured by such entity or who are related to such persons. If either such exception applies (the De Minimis Exception, or the exception from the RPII rules based on less than 20% ownership by insureds and related persons), then the special rules concerning RPII of a foreign corporation will be inapplicable. Management has no plan or intent to cause American Safety Insurance or any of its subsidiaries to elect to treat its RPII as effectively connected income or to be treated as a United States corporation.

If the special rules concerning RPII of a foreign corporation did apply, the RPII Shareholders of American Safety Insurance or any of its subsidiaries on the last day of the taxable year might be required to include in gross income for United States federal income tax purposes all the RPII of American Safety Insurance (or any of its subsidiaries, as applicable) for the entire taxable year, whether or not distributed. Inclusion would be required even if the RPII Shareholders owned shares only on the last day of the taxable year. Conversely, a United States shareholder that owned shares during the taxable year, but not on the last day, would not be required to include in gross income any part of such RPII.

Disposition of Shares

Section 1248 of the Code applies special rules to the sale or exchange of shares of stock of a foreign corporation by a United States person that owned, directly or indirectly through foreign entities or by applying the constructive ownership rules of Section 958(b) of the Code, shares possessing 10% or more of the voting power of such foreign corporation at any time during the five-year period ending on the date of the sale or exchange when the corporation was a CFC. Any gain recognized by such a shareholder may be treated as ordinary income to the extent of certain earnings and profits attributable to the shares sold or exchanged. Such a shareholder generally will be required to report a disposition of its shares by attaching Form 5471, Information Return of United States Persons with Respect to Certain Foreign Corporations, to its United States federal income tax return or information return that it would normally file for the taxable year in which the disposition occurs. As explained above, management believes that neither American Safety Insurance nor any of its subsidiaries is currently or will be a CFC. Accordingly, because Section 1248 can only apply if the foreign corporation is a CFC at some point during the applicable five-year period, management believes that none of the special rules noted in this paragraph will become applicable to any shareholder of American Safety Insurance.

The RPII rules modify the operation of Section 1248 of the Code whenever a foreign corporation has RPII. Specifically, if a foreign insurance company has RPII, then Section 1248 may also apply to the sale or exchange of capital stock in a foreign insurance company in a taxable year in which 25% or more of either the voting power or value of the capital stock of the company is owned by United States persons (directly or indirectly through foreign persons or by applying the constructive ownership rules of Section 958(b) of the Code). Furthermore, this applies regardless of whether the United States person is a 10% shareholder, RPII equals or exceeds the 20% threshold, and whether 20% or more of either the voting power or value of the stock of the corporation is owned directly or indirectly through foreign entities by persons (directly or indirectly) insured or reinsured by such foreign insurer, or by persons related to such insureds.

Source of Income

Since it is anticipated that United States persons will own a majority of American Safety Insurance’s Common Shares, a portion of the current income inclusions under the CFC, RPII and passive foreign investment company rules, if any, and of the dividends paid by American Safety Insurance (including any gain from the sale of Common Shares that is treated as a dividend under Section 1248 of the Code) may not be treated as foreign source income for purposes of computing a shareholder’s United States foreign tax credit limitation. American Safety Insurance will consider providing shareholders with information regarding the portion of such amounts constituting foreign source income to the extent such information is reasonably available. It is likely that substantially all of the RPII and dividends that are foreign source income will constitute either “passive” or “financial services” income for foreign tax credit limitation purposes. Thus, it may not be possible for most United States shareholders to utilize excess foreign tax credits to reduce United States tax on such income.

Information Reporting

A United States shareholder generally will have an independent obligation to file a copy, for information purposes, of Form 5471 with its tax return for any taxable year in which such holder (i) acquires 10% or more of the value of the capital stock of American Safety Insurance, (ii) acquires additional Common Shares which cause it to own 10% or more of the value of the capital stock of American Safety Insurance or (iii) disposes of a sufficient number of Common Shares to decrease its interest below 10% of the value of the capital stock of American Safety Insurance. Form 5471 is an information return on which the holder must provide data concerning itself, American Safety Insurance and the acquisition or disposition of Common Shares.

Passive Foreign Investment Company

In general, a foreign corporation will be a passive foreign investment company (a “PFIC”) if 75% or more of its gross income constitutes “passive income” or 50% or more of its assets produce “passive income” or are held for the production of “passive income.”

The United States shareholders of a PFIC are subject to a special tax and an interest charge at the time of the sale of (or receipt of an “excess distribution” with respect to) their capital stock in the PFIC, unless such shareholders elect to be currently taxed on their pro rata share of the PFIC’s earnings, whether or not distributed. In general, a shareholder is treated as having received an “excess distribution” if the amount of the distribution was more than 125% of the average distribution with respect to its capital stock during the three preceding taxable years (or shorter period during which the taxpayer held the shares). The special tax is computed by assuming that the excess distribution or, in the case of a sale, the gain with respect to the capital stock was earned in equal portions throughout the holder’s period of ownership. The portion allocable to each year prior to the year of sale is taxed at the maximum marginal tax rate applicable for each such period. The interest charge is determined based on the applicable rate imposed on underpayments of United States federal income tax for such period.

For the above purposes, “passive income” is defined to include income of the kind which would be foreign personal holding company income under Section 954(c) of the Code, and generally includes interest, dividends, annuities and other investment income. However, passive income does not include interest income or dividends received from controlled subsidiaries or certain other related persons to the extent properly allocable to income of such related person that is not passive income. In addition, the PFIC provisions specifically exclude from the definition of “passive income” any income ‘derived in the active conduct’ of an insurance business by a corporation which is predominantly engaged in an insurance business and which would be subject to tax under Subchapter L if it were a domestic corporation.” This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income. Thus, only income attributable to financial reserves in excess of the reasonable needs of the insurance business is treated as passive income. The PFIC provisions also provide that for purposes of determining whether a foreign corporation is a PFIC, such foreign corporation is treated as if it “held its proportionate share of the assets and received directly its proportionate share of the income” of any corporation of which it owns (directly or indirectly) at least 25% of the value of the capital stock.

Management believes that American Safety Insurance and its subsidiaries are, and will be, predominantly engaged in an insurance business and do not, and will not, have financial reserves in excess of the reasonable needs of their insurance business. Accordingly, the income and assets of American Safety Insurance and its subsidiaries should not constitute passive income or passive assets. As American Safety should be treated as holding all the assets and receiving all the income of its subsidiaries, including its subsidiaries, and management does not anticipate that 75% or more of the gross income that American Safety Insurance is thereby deemed to receive or actually receives will be passive income, or that 50% or more of the assets that American Safety Insurance is thereby deemed to hold or actually holds will be passive assets, management does not believe that American Safety Insurance is or will be classified as a PFIC.

Miscellaneous

Except as discussed below with respect to backup withholding, dividends paid by American Safety Insurance will not be subject to a United States withholding tax.

Information reporting to the IRS by paying agents and custodians located in the United States will be required with respect to payments of dividends to United States persons. A holder of Common Shares may be subject to backup withholding at the rate of 28% with respect to dividends paid by such persons unless the holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax, and may be credited against the holder’s federal income tax liability.

The foregoing discussion is general information. Accordingly, we urge each holder to consult a tax advisor as to the particular tax consequences to such holder of the ownership and disposition of preferred securities, including the applicability and effect of any foreign, state or local tax laws and any recent or prospective changes in applicable tax laws.

UNDERWRITING

Under the terms and subject to the conditions set forth in the underwriting agreement between us and the underwriters named below, each of the underwriters has severally agreed to purchase, and we have agreed to sell to each of the underwriters, the respective number of Common Shares set forth opposite the name of each of the underwriters below:

Underwriter	Shares
Morgan Keegan & Company, Inc.
Advest, Inc.
Total

The underwriting agreement provides that the obligations of the underwriters are subject to approval of certain matters by their counsel and to various other conditions precedent. The underwriters are committed to purchase and pay for all of the Common Shares offered hereby, if any are purchased. The underwriters have advised us that they propose to offer the Common Shares to the public at the offering price set forth on the cover page of this prospectus and to certain selected dealers at such price less a concession not in excess of $             per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $             per share to certain other dealers. After the public offering of the shares, the public offering price, concession and reallowance to dealers may be changed by the underwriters. The Common Shares are offered subject to receipt and acceptance by the underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

We have granted to the underwriters an option, exercisable during the 30-day period beginning on the date of this prospectus, to purchase up to 270,000 additional Common Shares (the “Option Shares”), solely to cover over-allotments, if any, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus. To the extent that this option to purchase is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of Option Shares as the number set forth next to such underwriter’s name in the preceding table bears to the sum of the total number of Common Shares in such table.

We and our executive officers, directors, and principal shareholders have agreed that for a period of 180 days after the date of this prospectus, subject to certain exceptions, we will not directly or indirectly offer, sell, announce an intention to sell, solicit any offer to buy, contract to sell, encumber, distribute, pledge, grant any option for the sale of or otherwise dispose of, or, with respect to us, file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, or, with respect to the shareholders, exercise any registration rights with respect to, any Common Shares or securities convertible into or exchangeable or exercisable for any Common Shares without the prior written consent of Morgan Keegan & Company, Inc. and Advest, Inc.

Subject to certain limitations, we have agreed to indemnify the underwriters against, and to contribute to losses arising out of, certain liabilities, including liabilities under the Securities Act.

The foregoing is a summary of the principal terms of the underwriting agreement and does not purport to be complete. Reference is made to a copy of the underwriting agreement, which is on file as an exhibit to the registration statement.

In connection with the offering of Common Shares, the underwriters and any selling group members and their respective affiliates may engage in transactions effected in accordance with Rule 104 of the Securities and Exchange Commission’s Regulation M that are intended to stabilize, maintain or otherwise affect the market price of the Common Shares. These transactions may include over-allotment transactions in which the underwriters create a short position for their own account by selling more Common Shares than they are committed to purchase from us. In such a case, to cover all or part of the short position, the underwriters may exercise the over-allotment option described above or may purchase Common Shares in the open market following completion of the offering of the Common Shares. The underwriters also may engage in stabilizing transactions in which they bid for, and purchase Common Shares at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the Common Shares. The underwriters may also reclaim any selling concession allowed to a dealer if the underwriters purchase shares distributed by that dealer. Any of the foregoing transactions may result in the maintenance of a price for the Common Shares at levels above that which might otherwise prevail in the open market. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Shares. The underwriters are not required to engage in any of the foregoing transactions and, if commenced, such transactions may be discontinued at any time without notice.

The following table shows the amounts we will pay the underwriters assuming both no exercise and full exercise of the underwriters’ over-allotment option:

Underwriter	No Exercise	Exercise
Morgan Keegan & Company, Inc.
Advest, Inc.
Total

We estimate that our share of the total expense of this offering, excluding underwriting discounts and commissions, will be approximately $            .

The underwriters may in the future perform various services for us, including investment banking services, for which they may receive customary fees for such services.

LEGAL MATTERS

The validity of the Common Shares offered hereby will be passed upon on behalf of American Safety Insurance by Conyers Dill & Pearman, Hamilton, Bermuda. Certain legal matters with respect to this offering will be passed upon for American Safety Insurance by Troutman Sanders LLP, Atlanta, Georgia, and for the underwriters by Arnold & Porter, Washington, D.C. In connection therewith, Troutman Sanders LLP and Arnold & Porter may rely with respect to certain matters of Bermuda law on the opinion of Conyers Dill & Pearman.

EXPERTS

The consolidated financial statements including schedules incorporated by reference of American Safety Insurance as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002 have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, appearing elsewhere herein and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-1 filed by us with the Securities and Exchange Commission (the “SEC”) relating to the Common Shares registered under this prospectus. As permitted by SEC rules, this prospectus does not contain all of the information contained in the registration statement and accompanying exhibits and schedules filed by us with the SEC. The registration statement, the exhibits and schedules provide additional information about us and the Common Shares. The registration statement, exhibits and schedules are also available at the SEC’s public reference rooms or the SEC website at http://www.sec.gov.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. These documents are available for inspection and copying by the public at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. Our filings are also available to the public on the internet through a website maintained by the SEC, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. You may also find our SEC filings and other relevant information about us at our web site at http://www.americansafetyinsurance.com.

ENFORCEMENTS OF CIVIL LIABILITIES UNDER U.S.

FEDERAL SECURITIES LAWS AND OTHERS MATTERS

We are a specialty insurance holding company organized under the laws of Bermuda, and some of our officers and directors are or will be residents of various jurisdictions outside of the U.S. In addition, some of our assets and the assets of such officers and directors are or may be located in jurisdictions outside of the U.S. However, we presently have only one officer residing in a jurisdiction outside of the U.S. Therefore, it ordinarily could be difficult for investors to effect service of process within the U.S. on us or any of such officers and directors who reside outside of the U.S., and it may not be possible to enforce court judgments obtained in the U.S. against us or such officers and directors based on the civil liability provisions of the federal and state securities law of the U.S. in Bermuda or in countries other than the U.S. where we currently, and may in the future, have assets.

Notwithstanding the foregoing, we have agreed that we may be served with process with respect to actions against us arising out of violations of U.S. federal securities laws in any federal or state court in the U.S. relating to the transactions covered by this prospectus by serving American Safety Insurance Services, Inc., 1845 The Exchange, Atlanta, Georgia 30339, telephone (770) 916-1908, its U.S. agent appointed for that purpose. Nevertheless, it may be difficult for you to effect service of process within the U.S. upon any directors, officers and experts who reside outside the U.S. or to enforce in the U.S. judgments of U.S. courts obtained in actions against us or any directors and officers, as well as experts named in this document, who reside outside the U.S.

We have been advised by Conyers Dill & Pearman, our Bermuda counsel, that there is doubt as to whether the courts of Bermuda would enforce (i) judgments of the United States courts obtained in actions against such persons or us predicated upon the civil liability provisions of the United States federal securities laws and (ii) original actions brought in Bermuda against any persons or us predicated solely upon United States federal securities laws. We have also been advised by Conyers Dill & Pearman that the United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters, and there are grounds upon which Bermuda courts may not enforce judgments of U.S. courts. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on the United States federal or state securities laws, would not automatically be enforceable in Bermuda. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies available under United States federal securities law, would not be allowed in Bermuda courts as contrary to Bermuda’s public policy.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

American Safety Insurance Holdings, Ltd.:

We have audited the consolidated financial statements of American Safety Insurance Holdings, Ltd. (formerly known as American Safety Insurance Group, Ltd.) and subsidiaries as listing in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Safety Insurance Holdings, Ltd. and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flow for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Atlanta, Georgia

April 11, 2003, except as to Note 11,

which is as of October 16, 2003

AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

YEARS ENDED DECEMBER 31, 2001, AND 2002

	2001	2002
Assets
Investments:
Fixed maturity securities available for sale, at fair value	$61,836,101	$85,850,658
Investment in real estate	37,662,600	41,050,921
Short-term investments	21,742,272	18,565,871

Total investments	121,240,973	145,467,450

Cash and cash equivalents	1,302,842	22,158,730
Restricted cash	9,010,489	7,516,845
Accrued investment income	2,424,551	1,751,417
Notes receivable – other	8,081,899	6,649,716
Premiums receivable	25,783,225	19,218,941
Ceded unearned premiums	20,423,690	22,612,159
Reinsurance recoverable	87,173,021	117,547,623
Funds on deposit	312,717	485,956
Due from affiliate	1,108,520	—
Income tax recoverable	1,614,940	345,882
Deferred income taxes	7,415,033	7,405,586
Deferred policy acquisition costs	4,519,439	7,683,458
Property, plant equipment	2,046,332	2,117,096
Prepaid items	1,480,078	1,920,054
Intangible assets	1,466,629	1,466,629
Other assets	1,857,239	1,059,796

Total assets	$297,261,617	$365,407,338

Liabilities and Shareholders’ Equity

Liabilities:
Unpaid losses and loss adjustment expenses	$121,423,039	$160,628,579
Unearned premiums	53,205,500	69,805,945
Reinsurance on paid losses and loss adjustment expenses	2,081,845	4,290,250
Ceded premiums payable	14,224,460	8,141,181
Due to affiliate:
Ceded premiums payable	—	125,581
Reinsurance on paid losses and loss adjustment expenses	—	51,229
Other	—	1,107,287
Escrow deposits	11,718,824	14,808,528
Accounts payable and accrued expenses	13,459,422	13,458,995
Funds held	1,433,648	4,570,428
Dividend payable	—	570,113
Loan payable	16,403,135	22,182,273
Collateral held	821,302	1,315,686
Deferred revenue	2,185,104	1,574,414
Unearned loan fees	325,000	325,000

Total liabilities	$237,281,279	$302,955,489

Shareholders’ equity:
Preferred stock, $0.01 par value; authorized 5,000,000 shares; no shares issued and outstanding	—	—
Common stock, $0.01 par value; authorized 15,000,000 shares; issued and outstanding at December 31, 2001, 6,287,266 shares, and at December 31, 2002, 6,352,077 shares	62,873	63,520
Additional paid-in capital	35,206,614	35,601,246
Retained earnings	33,416,851	33,629,557
Accumulated other comprehensive income, net	834,974	2,884,989
Treasury stock, 1,589,239 shares at December 31, 2001, and 1,612,189 shares at December 31, 2002, at cost	(9,540,974)	(9,727,463)

Total shareholders’ equity	59,980,338	62,451,849

Total liabilities and shareholders’ equity	$297,261,617	$365,407,338

See accompanying notes to consolidated financial statements.

AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2000, 2001, AND 2002

	2000	2001	2002
Revenues:
Direct premiums earned	$35,602,221	$119,120,688	$118,437,907

Assumed premiums earned:
Affiliate	5,760,586	10,964,521	13,308,301
Nonaffiliates	12,715,642	16,679,635	8,259,374

Total assumed premiums earned	18,476,228	27,644,156	21,567,675

Ceded premiums earned:
Affiliate	4,468,674	7,005,328	3,095,320
Nonaffiliates	22,904,586	76,790,218	70,961,716

Total ceded premiums earned	27,373,260	83,795,546	74,057,036

Net premiums earned	26,705,189	62,969,298	65,948,546

Net investment income	2,605,218	3,649,985	4,016,177
Interest on notes receivable	1,531,183	766,937	—
Brokerage commission income	3,291,605	2,410,810	143,253
Management fees from affiliate	1,424,986	1,496,068	1,182,738
Net realized gains (losses)	(517,857)	652,230	709,893
Real estate income	—	27,561,004	51,780,576
Other income	938,570	1,026,067	186,192

Total revenues	35,978,894	100,532,399	123,967,375

Expenses:
Losses and loss adjustment expenses incurred	18,506,290	43,986,019	38,273,953
Acquisition expenses	3,692,579	10,430,824	12,544,582
Payroll and related expenses	7,561,311	8,238,355	8,526,990
Real estate expenses	542,444	25,125,848	48,527,026
Other expenses	4,654,307	6,835,780	11,126,794
Expenses due to rescission	3,541,848	600,000	1,565,121

Total expenses	38,498,779	95,216,826	120,564,466

Earnings (loss) before income taxes	(2,519,885)	5,315,573	3,402,909

Income taxes (benefit)	(1,156,728)	1,161,304	918,790

Net earnings (loss)	$(1,363,157)	$4,154,269	$2,484,119

Net earnings (loss) per share:
Basic	$(0.25)	$0.87	$0.52
Diluted	$(0.25)	$0.84	$0.51

Average number of shares outstanding:
Basic	5,496,106	4,797,371	4,735,933

Diluted	5,497,434	4,933,167	4,870,736

See accompanying notes to consolidated financial statements.

AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

	2000	2001	2002
Common stock – number of shares:
Balance at beginning of period	6,077,750	6,281,386	6,287,266
Issuance of Common Shares	203,636	5,880	64,811

Balance at end of period	6,281,386	6,287,266	6,352,077

Common stock:
Balance at beginning of period	$60,777	$62,814	$62,873
Issuance of common shares	2,037	59	647

Balance at end of period	62,814	62,873	63,520

Additional paid-in capital:
Balance at beginning of period	33,810,387	35,148,577	35,206,614
Issuance of common shares	1,338,190	58,037	394,632

Balance at end of period	35,148,577	35,206,614	35,601,246

Retained earnings:
Balance at beginning of period	30,625,739	29,262,582	33,416,851
Net earnings (loss)	(1,363,157)	4,154,269	2,484,119
Dividends declared ($0.48 per share in 2002)	—	—	(2,271,413)

Balance at end of period	29,262,582	33,416,851	33,629,557

Accumulated other comprehensive income:
Balance at beginning of period	(1,288,804)	428,085	834,974
Unrealized gain (loss) during the period (net of deferred tax benefit (expense) of $(240,095), $(152,279), and $(541,271) respectively)	1,716,889	406,889	2,050,015

Balance at end of period	428,085	834,974	2,884,989

Treasury Stock:
Balance at beginning of period	(2,169,339)	(7,098,913)	(9,540,974)
Purchased 967,200 shares in 2000, 322,039 shares in 2001, and 22,950 shares in 2002	(4,929,574)	(2,442,061)	(186,489)

Balance at end of period	(7,098,913)	(9,540,974)	(9,727,463)

Total shareholders’ equity	$57,803,145	$59,980,338	$62,451,849

See accompanying notes to consolidated financial statements.

AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

	2000	2001	2002
Cash flow from operating activities:
Net earnings (loss)	$(1,363,157)	$4,154,269	$2,484,119
Adjustments to reconcile net earnings to net cash provided by operating activities:
Realized losses (gains) on sale of investments	517,857	(652,230)	(709,893)
Amortization of deferred acquisition costs, net	(2,317,085)	(1,927,653)	(3,164,019)
Reinsurance recoverable allowance	—	—	1,122,570
Impairment of notes receivable	—	—	2,468,172
Real estate impairment allowance	—	—	431,000
Change in:
Accrued investment income	1,239,988	(880,876)	(627,880)
Premiums receivable	(21,104,838)	7,561,157	6,564,284
Reinsurance recoverable and ceded unearned premiums	(40,401,341)	(55,876,484)	(31,477,236)
Unearned loan fees	568,750	(243,750)	—
Due from affiliate	1,103,428	(123,200)	1,108,520
Prepaid items	(1,317,597)	275,113	(439,976)
Funds held	4,503,963	(3,427,824)	3,136,780
Funds deposited	55,407	(14,717)	(173,239)
Collateral held	335,863	(723,537)	494,384
Income taxes	(993,235)	(1,486,449)	1,278,505
Unpaid losses and loss adjustment expenses	30,095,391	70,914,412	39,205,540
Unearned premiums	32,793,955	11,252,146	16,600,445
Ceded premiums payable	17,572,588	(10,087,196)	(6,083,279)
Due to affiliate	(917,829)	(797,576)	1,284,097
Accounts payable and accrued expenses	4,490,959	7,074,993	(427)
Deferred revenue	—	2,185,104	(610,690)
Other, net	(497,614)	905,758	1,368,934

Net cash provided by operating activities	24,365,453	28,081,460	34,260,711

Cash flow from investing activities:
Purchase of fixed maturities	(15,549,384)	(54,172,603)	(123,537,620)
Purchase of common stocks	(5,908,304)	(2,905,977)	—
Proceeds from maturity and redemption of fixed maturities	868,191	530,323	824,649
Proceeds from sales of fixed maturities	16,358,289	38,168,205	100,783,281
Proceeds from sales of common stock	5,771,377	3,068,210	103,550
Purchase of Trafalgar Insurance Company, net of cash of acquired company	(7,050,877)	—	—
Proceeds from notes receivable – related parties	1,530,000	—	—
Decrease (increase) in short-term investments	(8,562,586)	(6,429,895)	3,176,401
Repayment (advance) in notes receivable – other	(2,572,754)	796,119	265,025
Increase in investment in real estate	(12,796,382)	(13,716,295)	(3,819,321)
Sales (purchases) of fixed assets, net	298,551	(1,110,589)	(70,764)

Net cash used in investing activities	(27,613,879)	(35,772,502)	(22,274,799)

Cash flow from financing activities:
Proceeds from sale of common stock	17,227	58,094	395,281
Purchase of treasury stock	(4,929,574)	(2,442,061)	(186,489)
Proceeds from loan payable	11,435,221	4,967,914	5,779,138
Proceeds from escrow deposits	6,200,182	5,518,642	3,089,704
Dividends paid	—	—	(1,701,302)
(Deposits) withdrawals from restricted cash, net	(6,117,682)	(2,892,807)	1,493,644

Net cash provided by financing activities	6,605,374	5,209,782	8,869,976

Net increase (decrease) in cash	3,356,948	(2,481,260)	20,855,888
Cash and cash equivalents at beginning of period	427,154	3,784,102	1,302,842

Cash and cash equivalents at end of period	$3,784,102	$1,302,842	$22,158,730

Non Cash Items:
Operating activities:
Recoverable due to rescission in other assets	(1,323,000)	—	—
Change in prepaid items	(170,000)	—	—

Investing activities:
Decrease in notes receivable-other	4,950,000	—	—
Purchase of real estate	(4,950,000)	—	—

Financing activities:
Issuance of common stock	1,323,000	—	—
Notes receivable related parties	170,000	—	—

Supplemental disclosure of cash flow information:
Income taxes paid	$114,572	$2,800,000	$915,129

Interest paid	$—	$1,265,874	$506,127

See accompanying notes to consolidated financial statements.

AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

	2000	2001	2002
Net earnings (loss)	$(1,363,157)	$4,154,269	$2,484,119
Other comprehensive earnings (loss) before income taxes:
Unrealized gains on securities available for sale	1,414,896	1,315,686	3,280,745
Reclassification adjustment for realized gains (losses) included in net earnings	(542,088)	756,512	689,464

Total other comprehensive earnings before taxes	1,956,984	559,174	2,591,281
Income tax expense related to items of comprehensive income	240,095	152,285	541,271

Other comprehensive earnings net of income taxes	1,716,889	406,889	2,050,010

Total comprehensive earnings	$353,732	$4,561,158	$4,534,129

See accompanying notes to consolidated financial statements.

AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2000, 2001 AND 2002

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated financial statements of American Safety Insurance Group, Ltd. (“American Safety”) and its subsidiaries (collectively, the “Company”) are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates, based on the best information available, in recording transactions resulting from business operations. The balance sheet amounts that involve a greater extent of accounting estimates and actuarial determinations subject to future changes are the Company’s liabilities for unpaid losses and loss adjustment expenses. As additional information becomes available (or actual amounts are determinable), the recorded estimates may be revised and reflected in operating results. While management believes that the liability for unpaid losses and loss adjustment expenses is adequate to cover the ultimate liability, such estimates may be more or less than the amounts actually paid when claims are settled. The Company also uses estimates for its assets of real estate and notes receivable.

(b) Description of Common Stock – Voting and Ownership Rights

The authorized share capital of the Company is 20 million shares, consisting of 15 million common shares, par value $.01 per share (“Common Shares”), and 5 million preferred shares, par value $.01 per share (“Preferred Shares”). The Common Shares are validly issued, fully paid, and non-assessable. There are no provisions of Bermuda law or the Company’s Bye-Laws which impose any limitations on the rights of shareholders to hold or vote Common Shares by reason of such shareholders not being residents of Bermuda. Holders of Common Shares are entitled to receive dividends ratably when and as declared by the Board of Directors out of funds legally available therefor.

Each holder of Common Shares is entitled to one vote per share on all matters submitted to a vote of the Company’s shareholders, subject to the 9.5% voting limitation described below. All matters, including the election of directors, voted upon at any duly held shareholders meeting shall be authorized by a majority of the votes cast at the meeting by shareholders represented in person or by proxy, except (i) approval of a merger, consolidation or amalgamation; (ii) the sale, lease, or exchange of all or substantially all of the assets of the Company; and (iii) amendment of certain provisions of the Bye-Laws, which each require the approval of at least 66 2/3% of the outstanding voting shares (in addition to any regulatory or court approvals). The Common Shares have noncumulative voting rights, which means that the holders of a majority of the Common Shares may elect all of the directors of the Company and, in such event, the holders of the remaining shares will not be able to elect any directors.

The Bye-Laws contain certain provisions that limit the voting rights that may be exercised by certain holders of Common Shares. The Bye-Laws provide that each holder of Common Shares is entitled to one vote per share on all matters submitted to a vote of the Company’s shareholders, except that if, and so long as, the Controlled Shares (as defined below) of any person constitute 9.5% or more of the issued and outstanding Common Shares, the voting rights with respect to the Controlled Shares owned by such person shall be limited, in the aggregate, to a voting power of 9.5%, other than the voting rights of Frederick C. Treadway or Treadway Associates, L.P., affiliates of a founding shareholder of the Company. “Controlled Shares” mean (i) all shares of the Company directly, indirectly, or constructively owned by any person and (ii) all shares of the Company directly, indirectly, or beneficially owned by such person within the meaning of Section 13(d) of the Exchange Act (including any shares owned by a group of persons, as so defined and including any shares that would otherwise be excluded by the provisions of Section 13(d)(6) of the Exchange Act). Under these provisions, if,

AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and so long as, any person directly, indirectly, or constructively owns Controlled Shares having more than 9.5% of the total number of votes exercisable in respect of all shares of voting stock of the Company, the voting rights attributable to such shares will be limited, in the aggregate, to 9.5% of the total number of votes.

No holder of Common Shares of the Company shall, by reason only of such holder, have any preemptive right to subscribe to any additional issue of shares of any class or series nor to any security convertible into such shares.

(c) Principles of Consolidation

The consolidated financial statements include the accounts of American Safety Insurance Group, Ltd., a Bermuda company, American Safety Reinsurance, Ltd.(“American Safety Re”) formed in January 1998 to serve as the successor for the reinsurance business of American Safety, as a 100%-owned licensed Bermuda insurance company, and American Safety Holdings Corp. (“American Safety Holdings”), formed in July 1999 to serve as a 100%-owned insurance and financial services holding company. American Safety Holdings in turn wholly owns American Safety Casualty Insurance Company (“American Safety Casualty”), a property and casualty insurance company, American Safety Insurance Services, Inc. (“ASI Services”), an insurance management and brokerage company, Ponce Lighthouse Properties, Inc. (“Ponce”), the development company of the Harbour Village project, and Rivermar Contracting Company (“Rivermar”), the general contractor of the Harbour Village project. American Safety Casualty wholly owns American Safety Indemnity Company, a property and casualty excess and surplus lines insurance company. ASI Services wholly owns the following subsidiaries: Sureco Bond Services, Inc. (“Sureco”), a bonding agency; Environmental Claims Services, Inc. (“ECSI”), a claims consulting firm; American Safety Financial Corp., a financial services subsidiary; and American Safety Purchasing Group, Inc., which acts as a purchasing group for the placement of business with American Safety Casualty. All significant intercompany balances have been eliminated in consolidation.

(d) Business Environment

The following is a description of certain risks facing the Company and its subsidiaries:

Legal/Regulatory Risk is the risk that changes in the legal or regulatory environment in which an insurer operates will create additional expenses not anticipated by the insurer in pricing its products and beyond those recorded in the financial statements. That is, regulatory initiatives designed to reduce insurer profits or otherwise affecting the industry in which the insurer operates, new legal theories or insurance company insolvencies through guaranty fund assessments may create costs for the insurer beyond those recorded in the financial statements. The Company attempts to mitigate this risk by actively writing insurance business in several states, thereby spreading this risk over a large geographic area.

Potential Risk of United States Taxation of Bermuda Operations. Under current Bermuda law, American Safety is not required to pay any taxes in Bermuda on either income or capital gains. American Safety has received an undertaking from the Minister of Finance in Bermuda that will exempt American Safety from taxation until the year 2016 in the event of any such taxes being imposed. Whether a foreign corporation is engaged in a United States trade or business or is carrying on an insurance business in the United States depends upon the level of activities conducted in the United States. If the activities of a foreign company are “continuous, regular, and considerable,” the foreign company will be deemed to be engaged in a United States trade or business. Due to the fact that American Safety will continue to maintain an office in Bermuda and American Safety and American Re’s sole business is reinsuring contracts via treaty reinsurance agreements, which are all signed outside of the United States, American Safety does not consider itself to be engaged in a trade or business

AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in the United States and, accordingly, does not expect to be subject to United States income taxes. This position is consistent with the position taken by various other entities that have similar operational structures as American Safety.

However, because the Internal Revenue Code of 1986, as amended, the Treasury Regulations and court decisions do not definitively identify activities that constitute being engaged in a United States trade or business, and because of the factual nature of the determination, there can be no assurance that the Internal Revenue Service will not contend that American Safety or its Bermuda insurance subsidiary are engaged in a United States trade or business. In general, if American Safety or its Bermuda insurance subsidiary are considered to be engaged in a United States trade or business, it would be subject to (i) United States Federal income tax on its taxable income that is effectively connected with a United States trade or business at graduated rates and (ii) the 30 percent branch profits tax on its effectively connected earnings and profits deemed repatriated from the United States. Certain subsidiaries of American Safety are, however subject to U.S. Federal and state income tax, as they are domiciled and conduct business in the United States.

Credit Risk is the risk that issuers of securities owned by the insurer or secured notes receivable will default or that other parties, including reinsurers that have obligations to the insurer, will not pay or perform. The Company attempts to mitigate this risk by adhering to a conservative investment strategy, by obtaining sufficient collateral for secured note obligations and by maintaining sound reinsurance, credit and collection policies.

Interest Rate Risk is the risk that interest rates will change and cause a decrease in the value of an insurer’s investments. The Company attempts to mitigate this risk by attempting to match the maturities of its assets with the expected payouts of its liabilities.

(e) Investments

Fixed maturity securities for which the Company has the positive intent and ability to hold to maturity are classified as “held to maturity” and are reported at amortized cost. Fixed maturity and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as “trading” and are reported at fair value, with unrealized gains and losses included in earnings. Fixed maturity and equity securities not classified as either held to maturity or trading are classified as “available for sale” and are reported at fair value, with unrealized gains and losses (net of deferred taxes) charged or credited as a component of accumulated other comprehensive income.

While it is the Company’s intent to hold fixed maturity securities until the foreseeable future or until maturity, it may sell such securities in response to, among other things, market conditions, liquidity needs, or interest rate fluctuations. At December 31, 2001 and 2002, the Company considered all of its fixed maturity securities as available for sale.

Investment income is recorded as earned on the accrual basis and includes amortization of premiums and accretion of discounts using the interest method. Realized gains or losses on disposal of investments are determined on a specific identification basis and are included in revenues. Investments in real estate are carried at the lower of cost or fair value plus capitalized development costs.

The Company owns no on-balance sheet or off-balance sheet derivative instruments.

AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(f) Notes Receivable

Notes receivable represent indebtedness under various secured lending arrangements with related and unrelated parties. Interest income, loan fees, and deferred loan costs are recognized on an effective yield basis over the life of the loan. The allowance for possible loan losses has been determined based on those losses management considers probable at each reporting date. At December 31, 2001 and 2002, the Company has established an allowance of $2.5 million.

The Company ceases the accrual of interest on loans when any payment is past due. Additionally, the Company assesses loan impairment by comparing the carrying value of such loan, including accrued but unpaid interest at the valuation date to the fair value of collateral held with respect to such loan. Any shortage of fair value over carrying value is first recognized by reversing interest income recognized for the year of impairment and then recognizing any further loss against the allowance for loan losses.

(g) Recognition of Premium Income

General liability premiums are primarily assumed from American Safety Risk Retention Group, Inc. (“American Safety RRG”), a non-subsidiary affiliate. General liability premiums are estimated based upon the annual revenues of the underlying insureds. Additional or return premiums are recognized for differences between provisional premiums billed and estimated ultimate general liability premiums due when the final audit is complete after the policy has expired. General liability, surety, commercial auto, other commercial lines and workers’ compensation premiums are recorded ratably over the policy period with unearned premium calculated on a pro rata basis over the lives of the underlying coverages.

(h) Brokerage Commission Income

Brokerage commissions on business produced by Sureco and ASI Services are recognized when the related insurance policies are written. Commissions are refundable upon early termination of a policy. A provision is made for expected adjustments relating to policy cancellations in accordance with Statements of Financial Accounting Services (“SFAS”) No. 5, Accounting for Contingencies. For ASI Services produced business which remains in the consolidated group, any commissions recognized are eliminated in consolidation.

(i) Management Fees from Affiliate

The program management agreement between American Safety RRG and ASI Services provided for payment of a monthly fee, based on the American Safety RRG’s share of allocatable expenses, which are determined based on the amount of premiums written by American Safety RRG. The level of program management fees is designed to reimburse the Company for the allocable share of expenses incurred in managing the American Safety RRG program. The fees are earned as expenses are incurred.

(j) Deferred Policy Acquisition Costs

The costs of acquiring business, primarily commissions and underwriting expenses, are deferred (to the extent they are recoverable from future premium income) and amortized to earnings in relation to the amount of premiums earned. If necessary, investment income is considered in the determination of the recoverability of deferred policy acquisition costs. Deferred revenue results when reinsurance ceding commissions received exceed the related deferred acquisition costs for direct and assumed business.

AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

An analysis of deferred policy acquisition costs follows:

	Years ended December 31,
	2000	2001	2002
Balance, beginning of period	$274,701	$2,591,786	$4,519,439
Acquisition costs deferred	7,380,284	13,477,149	13,180,599
Amortized during the period	(5,063,199)	(11,549,496)	(10,016,580)

Balance, end of period	$2,591,786	$4,519,439	$7,683,458

(k) Unpaid Losses and Loss Adjustment Expenses

The Company provides a liability for unpaid losses and loss adjustment expenses based upon aggregate case estimates for reported claims and estimates for incurred but not reported losses. Because of the length of time required for the ultimate liability for losses and loss adjustment expenses to be determined for certain lines of business underwritten, the Company has limited experience upon which to base an estimate of the ultimate liability. For this business, management has established loss and loss adjustment expense reserves based on an independent actuarial valuation that it believes is reasonable and representative of anticipated ultimate experience. Beginning in 1996, the Company’s actuarial consultant refined the estimation process for the determination of ultimate loss and loss adjustment expense to begin to recognize differences between the Company’s reporting and settlement patterns and industry patterns as sufficient Company specific data (10 years of Company specific actuarial data) was then available. This method (Bornhuetter-Ferguson), entails developing an initial expected loss ratio based upon gross ultimate losses from prior accident years, estimating the portion of ultimate losses expected to be reported and unreported, and adding the actual reported losses to the expected unreported losses to derive the indicated ultimate losses. However, the net amounts that will ultimately be paid to settle the liability may be more or less than the estimated amounts provided.

(l) Income Taxes

For subsidiaries subject to taxation, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(m) Reinsurance

Reinsurance contracts do not relieve the Company from its obligation to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk to minimize its exposure to significant losses from reinsurer insolvencies. Reinsurance recoverables on unpaid losses and prepaid reinsurance represent amounts recoverable from reinsurers for unpaid losses and unearned ceded reinsurance premiums, respectively.

(n) Goodwill and Intangibles

The Company adopted SFAS 142 on January 1, 2002. Under SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually (or more frequently if impairment indicators

AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

arise) for impairment. Prior to adoption, the Company amortized goodwill over a 20 year period. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives (but with no maximum life).

Goodwill and Intangibles (in thousands)	December 31, 2001	December 31, 2002
Goodwill	$1,467	$—
Indefinite-lived intangibles	—	1,467

Total goodwill and intangibles	$1,467	$1,467

In accordance with the disclosure requirements of SFAS 142 the following table shows the effect of the goodwill and intangibles amortization on the reported net income for the year ended December 31, 2000, 2001 and 2002 to show comparability between the periods presented.

	Year Ended December 31, (in thousands, except per share data)
	2000	2001	2002
Reported net earnings (loss)	$(1,363)	$4,154	$2,484
Add back: Goodwill and intangibles amortization	70	87	—

Adjusted net earnings (loss)	$(1,293)	$4,241	$2,484

Reported earnings (loss) per share – basic	$(0.25)	$0.87	$0.52
Add back: Goodwill and intangibles amortization	$0.01	$0.02	$—

Adjusted net earnings (loss) per share – basic	$(0.24)	$0.89	$0.52

Adjusted net earnings (loss) per share – diluted	$(0.24)	$0.86	$0.51

(o) Net Earnings Per Share

Basic earnings (loss) per share and diluted earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average number of shares outstanding for the period (basic EPS) plus dilutive shares subject to stock options (diluted EPS).

Earnings (loss) per share are as follows:

	2000	2001	2002
Weighted average shares outstanding	5,496,106	4,797,371	4,735,933
Shares attributable to stock options	1,328	135,796	134,803

Weighted average common and common equivalents	5,497,434	4,933,167	4,870,736

Earnings (loss) per share:
Basic	$(0.25)	$0.87	$0.52
Diluted	$(0.25)	$0.84	$0.51

AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(p) Employee Stock Options

At December 31, 2002, we had an employee stock option plan, which is described more fully in Note 14. We apply the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for our plan. No compensation expense is reflected in net earnings as all options granted under our stock option plan have an exercise price equal to the market value of the underlying common stock on the date of grant. The options in the plan vest evenly over a three year period. The following table illustrates the effect on net earnings and earnings per share, assuming we had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

	Year Ending December 31,
	2000	2001	2002
	(In thousands, except per share amounts)
Net earning (loss):
As reported	$(1,363)	$4,154	$2,484
Effect of stock options	886	2,210	286

Pro forma net earnings (loss)	$(2,249)	$1,944	$2,198

Net earnings (loss) per share:
Basic – as reported	$(0.25)	$0.87	$0.52
Basic – pro forma	(0.41)	0.41	0.46

Diluted – as reported	$(0.25)	$0.84	$0.51
Diluted – pro forma	(0.41)	0.39	0.45

(q) Accounting Pronouncements

During the last two years, the FASB has issued a number of accounting pronouncements with various effective dates. SFAS No. 141, Business Combinations; SFAS No. 142, Goodwill and Other Intangible Assets; SFAS No. 143, Accounting for Asset Retirement Obligations; SFAS No. 144, Accounting for the impairment or Disposal of Long-Live Assets; SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections; SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities; and SFAS No. 147, Acquisitions of Certain Financial Institutions – an Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9. These pronouncements do not have a material effect on our financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. This standard, which amends the transition and disclosure issues associated with SFAS No. 123, became effective for years ending after December 15, 2002. We have no plans to adopt the fair value provisions of SFAS No. 123. The requirements of this standard are not expected to impact our financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The disclosure provisions of this interpretation are effective for fiscal years ending after December 15, 2002. The initial recognition and measurement provisions of this interpretation apply to guarantees issued or modified after December 31, 2002 on a prospective basis. This interpretation is not expected to have a material impact on our financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. This interpretation addresses consolidation and disclosure issues associated with variable interest entities. We are currently evaluating our investments in variable interest entities. The requirements of the interpretation, however, are not expected to have a material impact on our financial position or results of operations.

AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(r) Revenue Recognition of Real Estate

The Company recognizes revenue from the sale of real estate when the title to each individual unit or boat slip passes to the purchaser. When the title passes, the Company uses a percentage of completion method, based on the ratio of actual costs to total estimated costs (including allocated common costs that may not yet have been expended) to recognize revenue. The revenue recognized relates only to units and boat slips that have closed that meet the criteria in paragraph 37 for SFAS 66, Accounting for Sales of Real Estate. The actual and estimated costs refer to costs that are allocated to each individual unit or boat slip. The difference between total sales price and the revenue recognized is set up as deferred revenue and is recognized as the additional costs of each unit are incurred. An impairment of $431,000 was recorded in 2002 as an adjustment to the carried investment in real estate. Please see Note 3 herein for more information regarding the Company’s real estate operations.

(s) Capitalizing Costs on Real Estate

The Company capitalizes the following costs with respect to real estate: (a) project costs, which include acquisition, design and planning costs, and construction costs, all of which are directly associated with the project; (b) taxes and insurance incurred during the planning, design and construction periods; (c) costs of amenities (since these items will transfer to an owner’s association at no charge when the project is complete); (d) interest costs on qualifying assets until the assets are ready for their intended use; and (e) indirect costs of construction management and supervision.

(t) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments and other debt instruments with a maturity of 90 days or less when purchased.

(u) Reclassifications

Certain items in the prior periods’ financial statements have been reclassified to conform with the 2002 presentation.

(2) Investments

Net investment income is summarized as follows:

	Years ended December 31,
	2000	2001	2002
Fixed maturities	$2,183,392	$3,282,285	$3,980,246
Equity securities	48,760	16,803	—
Short-term investments and cash	460,777	526,903	278,138

	2,692,929	3,825,991	4,258,384
Less investment expenses	87,711	176,006	242,207

Net investment income	$2,605,218	$3,649,985	$4,016,177

AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Realized and unrealized gains and losses were as follows:

	Years ended December 31,
	2000	2001	2002
Realized gains:
Fixed maturities	$37,757	$974,604	$1,943,762
Equity securities	—	—	—
Real estate	24,231	—	20,429

Total gains	61,988	974,604	1,964,191

Realized losses:
Fixed maturities	(573,884)	(218,092)	(1,254,298)
Equity securities	(5,961)	—	—
Real estate	—	(104,282)	—

Total losses	(579,845)	(322,374)	(1,254,298)

Net realized gains (losses)	$(517,857)	$652,230	$709,893

Changes in unrealized gains (losses):
Fixed maturities	$1,951,504	$559,172	$2,605,982
Equity securities	5,480	—	—

Net unrealized gains (losses)	$1,956,984	$559,172	$2,605,982

At December 31, 2001 and 2002, the Company did not hold fixed-maturity securities, which individually exceeded 10% of shareholders’ equity, except U.S. government, and government agency securities.

The amortized cost and estimated fair values of investments at December 31, 2001 and 2002 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimates fair value
December 31, 2001:
Securities available for sale:
Fixed maturities:
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$28,618,104	$1,091,312	$101,892	$29,607,524
Corporate securities	24,157,207	380,283	146,968	24,390,522
Mortgage-backed securities	7,914,282	3,956	80,183	7,838,055

Total fixed maturities	$60,689,593	$1,475,551	$329,043	$61,836,101

December 31, 2002:
Securities available for sale:
Fixed maturities:
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$36,361,353	$1,451,538	$569	$37,812,322
Corporate securities	34,791,767	2,006,419	60,538	36,737,648
Mortgage-backed securities	10,945,048	359,776	4,136	11,300,688

Total fixed maturities	$82,098,168	$3,817,733	$65,243	$85,850,658

(a)	Unrealized gains include $1,666, which relates to funds held.

AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amortized cost and estimated fair values of fixed maturities at December 31, 2002 by contractual maturity are shown below. Expected maturities may differ from contractual maturities as certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalty.

	Amortized cost	Estimated fair value
Due in one year or less	$9,278,654	$9,389,075
Due after one year through five years	14,315,871	15,096,536
Due after five years through ten years	39,147,113	41,117,441
Due after ten years	8,411,482	8,946,918
Mortgage-backed securities	10,945,048	11,300,688

Total	$82,098,168	$85,850,658

Bonds with an amortized cost of $14,199,157 and $13,442,000 were on deposit with insurance regulatory authorities at December 31, 2001 and 2002 in accordance with statutory requirements.

(3) Investment in Real Estate

The Company’s investment in real estate is known as Harbour Village Golf and Yacht Club (“Harbour Village”) comprised of 173 acres of property in Ponce Inlet, Florida that was acquired in foreclosure during April 1999. At the date of foreclosure the Company evaluated the carrying value of its investment in real estate by comparing the fair value of the foreclosed collateral to the book value of the underlying loan and accrued interest. As the book value of the loan and accrued interest was less than the fair value of the collateral, no loss was recognized on foreclosure and the book balance of the loan and accrued interest became the basis of the real estate. See Note 9, Loans Payable, and Note 17, Subsequent Events, for additional information.

As of December 31, 2001 and 2002, the investment in real estate for the Harbour Village project is categorized as follows (in thousands):

	2001	2002
Land	$4,360	$2,437
Capitalized overhead, interest and taxes	3,925	3,021
Work in process	28,328	35,593

Total	$36,613	$41,051

At December 31, 2001 and 2002, the Company was holding $9.0 million and $7.5 million, respectively, of escrowed cash deposits from the purchasers of units at Harbour Village. This money will stay in escrow until the units are closed and title has transferred to the purchaser. At that point, the Company will be entitled to take those funds out of escrow.

(4) Notes Receivable

As of December 31, 2002, notes receivable consists of two notes which are secured by real and personal property and various corporate and personal guarantees. These notes are currently in default.

These two notes became past due during 2001 and were deemed impaired at that time. Prior to impairment, the Company recognized interest income of $437,483 in 2000 and $663,093 in 2001.

AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The recorded investment in notes receivable, which meet the definition of impaired loans at December 31, 2001 and 2002 was $8,081,899 and $6,649,716, respectively. The weighted average recorded investment in impaired notes receivable as of December 31, 2001 and 2002 was $2,494,294 and $7,723,853, respectively. No interest income has been recognized on impaired notes receivable during the twelve months ended December 31, 2000, 2001 and 2002. During the fourth quarter of 2002, an impairment of $2,468,172 was recorded as a result of receiving an updated appraisal for the collateral supporting the loan, which reflected a decrease in the market value of the property due to current economic conditions.

(5) Financial Instruments

The carrying amounts for short-term investments, cash, premiums receivable, commissions receivable, accrued investment income, ceded premiums payable, funds held, collateral held and accounts payable and accrued expenses approximate their fair values due to the short-term nature of these instruments.

Estimated fair values for fixed maturities were provided by outside consultants using market quotations, prices provided by market makers or estimates of fair values obtained from yield data relating to investment securities with similar characteristics.

The two notes receivable at December 31, 2001 and 2002, have fair values which approximate carrying values based on the value of the underlying collateral.

(6) Reinsurance

General Liability

The Company has excess of loss reinsurance treaties with QBE Reinsurance Corporation, Partner Reinsurance Company US, Hartford Fire Insurance Company, Continental Casualty Company, Alea London, Ltd., Terra Nova Insurance Company and Lloyds of London (the “Reinsurers”) for the Company’s general liability lines of business. These treaties provide $10.65 million excess $350,000 to the Company.

Workers’ Compensation

The Company assumes workers’ compensation business from Legion Insurance Company (“Legion”). This business is produced by ASI Services, which bills and collects the premiums on behalf of Legion and remits net of its agent’s commissions. Legion then deducts its expenses for the program as well as 10% of the premium to deposit in its loss fund. The balance of the premium is ceded to American Safety Casualty. Legion uses the 10% loss fund to pay claims, and when this fund is extinguished, Legion cedes the losses to American Safety Casualty. American Safety Casualty has a 50% quota share arrangement between itself and American Reinsurance, Ltd. Pursuant to the arrangement with Legion Insurance Company, the Company’s exposure is limited to $250,000 per occurrence and a 70% aggregate stop-loss ratio percentage.

During 2000, American Safety Casualty began direct writing the workers’ compensation business that had been previously written by Legion. The reinsurance structure described above is also utilized by American Safety Casualty except the 10% loss fund is not applicable to business directly written by American Safety Casualty. Effective January 2001, Legion terminated new and renewal writings under the program.

The Company has excess of loss treaties with QBE Reinsurance Company U.S., Partners Reinsurance Company U.S., Hartford Fire Insurance Company, Lloyd’s of London, American Healthcare Indemnity Company, and Insurance Corporation of Hanover for the Company’s workers’ compensation line of business. These treaties provide $19.65 million excess $350,000 to the Company.

AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Excess and Surplus

The Company has an excess of loss reinsurance treaty with Folksamerica Reinsurance Company, QBE Reinsurance Corporation, Continental Casualty Company and Partner Reinsurance Company to reinsure the Company’s excess and surplus risks. The treaty provides $650,000 excess $350,000 of coverage to the Company.

Surety

The Company has an excess of loss reinsurance treaty with Berkley Insurance Company for the Company’s surety line of business. The treaties provide per bond and per principal reinsurance of $750,000 excess $250,000. American Safety Casualty also has a 50% quota share arrangement with American Safety Reinsurance, Ltd. Effective January 1, 2002, the Company has no reinsurance for its surety line of business and has substantially reduced writing contract surety business.

Program Business

The Company’s program business division buys various forms of reinsurance on both a quota share basis as well as an excess of loss basis. These treaties cover the majority of risks written by the Company in this division. Where appropriate, collateral is obtained from the reinsurers to secure their obligations.

The approximate effect of reinsurance on the financial statement accounts listed below is as follows:

	Years ended December 31,
	2000	2001	2002
	(In thousands)
Written premiums:
Direct	$64,227	$131,253	$128,907
Assumed	22,646	26,764	27,699
Ceded	(45,420)	(81,582)	(76,246)

Net	$41,453	$76,435	$80,360

Earned premiums:
Direct	$35,602	$119,121	$118,438
Assumed	18,476	27,644	21,568
Ceded	(27,373)	(83,796)	(74,057)

Net	$26,705	$62,969	$65,949

Losses and loss adjustment expenses incurred:
Direct	$29,291	$111,700	$91,287
Assumed	13,739	18,115	12,638
Ceded	(24,524)	(85,829)	(65,651)

Net	$18,506	$43,986	$38,274

Unpaid loss and loss adjustment expenses:
Direct	$28,431	$97,756	$131,736
Assumed	22,078	23,667	28,893
Ceded	(27,189)	(77,583)	(96,801)

Net	$23,320	$43,840	$63,828

AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the fourth quarter of 2001, one of the Company’s former reinsurers, Berkley Insurance Company, disputed its obligations under several reinsurance treaties entered into during the “soft reinsurance market” that existed in 1998 and 1999. As a result of adverse loss experience to the reinsurer from certain lines of business, Berkley has stopped reimbursing the Company for amounts due under such treaties and has requested that the Company retroactively consider taking a greater portion of the losses than is required under the treaties or, alternatively, to rescind and reform portions of certain treaties. The Company instituted arbitration proceedings against the reinsurer and the arbitration hearing is scheduled for late May 2003. Berkley is a subsidiary of W.R. Berkley Corp. (NYSE:BER). As of December 31, 2002, unreimbursed paid claims under the treaties totaled $14.9 million and additional ceded case reserves and reserves for incurred but not reported losses totaled approximately $19.6 million. A reserve of $1.1 million has been established at December 31, 2002 in recognition of a settlement offer made by the Company to Berkley. If any of these factors change in the future, the Company will establish additional reserves at that time, which could be material. The Company does not believe this dispute will have a material adverse effect on the overall financial condition or liquidity of the Company as management believes the Company has sufficient current cash flows and invested assets to meet its insurance obligations. However, due to the fact that the final decision rests in the hands of an arbitration panel, it is uncertain whether the panel’s decision will be on terms favorable to the Company.

(7) Income Taxes

Total income tax expense (benefit) for the years ended December 31, 2000, 2001 and 2002 were allocated as follows:

	2000	2001	2002
Tax expense (benefit) attributable to:
Income (loss) from continuing operations	$(1,156,728)	$1,161,304	$918,790
Unrealized gain (losses) on securities available for sale	$240,095	$152,279	$541,271

Total	$(916,633)	$1,313,583	$1,460,061

U.S. Federal and state income tax expense (benefit) from continuing operations consists of the following components:

	Current	Deferred	Total
December 31, 2000	$(106,588)	$(1,050,140)	$(1,156,728)
December 31, 2001	1,345,427	(184,123)	1,161,304
December 31, 2002	450,939	467,851	918,790

The state income tax (benefit) components aggregated $(43,357), $55,698 and $41,224 for the years ended December 31, 2000, 2001 and 2002, respectively. Income tax expense from continuing operations for the years ended December 31, 2000, 2001 and 2002 differed from the amount computed by applying the U.S. Federal income tax rate of 34% to earnings before Federal income taxes as a result of the following:

	2000	2001	2002
Expected income tax expense (benefit)	$(856,761)	$1,807,295	$1,156,989
Foreign earned income not subject to direct taxation	(169,124)	(614,882)	(325,173)
Tax-exempt interest	(151,738)	(15,654)	—
State taxes and other	20,895	(15,455)	86,974

	$(1,156,728)	$1,161,304	$918,790

AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred income taxes are based upon temporary differences between the financial statement and tax bases of assets and liabilities. The following deferred taxes are recorded:

	December 31,
	2001	2002
Deferred tax assets:
Loss reserve discounting	$2,336,868	$3,196,291
Unearned premium reserves	2,128,862	2,301,174
Difference between tax and GAAP basis of Harbour Village project	5,118,563	4,481,199

Gross deferred tax assets	9,584,293	9,978,664

Deferred tax liabilities:
Deferred acquisition costs	1,855,958	1,718,506
Unrealized gain on securities	311,530	852,800
Other	1,772	1,772

Gross deferred tax liabilities	2,169,260	2,573,078

Net deferred tax asset	$7,415,033	$7,405,586

A valuation allowance has not been established as the Company believes it is more likely than not that the deferred tax asset will be realized.

(8) Insurance Accounting

The consolidated financial statements have been prepared in conformity with GAAP which vary in certain respects, for the Company, American Safety Casualty and American Safety Indemnity, from statutory accounting practices prescribed or permitted by regulatory authorities. Statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (the “NAIC”). In its March 1998 meeting, the NAIC membership adopted the Codification of Statutory Accounting Principles Project (the “Codification”) as the NAIC-supported basis of accounting. The Codification was approved with a provision allowing for commissioner discretion in determining appropriate statutory accounting for insurers. Accordingly, such discretion will continue to allow prescribed or permitted accounting practices that may differ from state to state.

The implementation date of Codification for the Company was January 1, 2001. The Company evaluated the impact of adopting Codification on statutory capital and surplus at January 1, 2001 and determined that statutory capital and surplus increased by $803,935 due to the recognition of a deferred tax asset for statutory reporting.

The Bermuda Insurance Act of 1978 and related regulations (the “Act”) requires the Company to meet a minimum solvency margin. Statutory capital and surplus as of December 31, 2000, 2001 and 2002 were $57,709,998, $60,066,839 and $62,522,785, respectively, and the amounts required to be maintained by the Company were $3,179,716, $3,610,139 and $6,832,605, respectively. In addition, a minimum liquidity ratio must be maintained whereby relevant assets, as defined by the Act, must exceed 75% of relevant liabilities. Once these requirements have been met, there is no restriction on the retained earnings available for distribution.

As reported in American Safety Casualty’s 2002 annual statement, the statutory capital and surplus of American Safety Casualty approximated $29,525,318. The maximum amount of dividends which can be paid, without prior written approval of the Commissioner of Insurance of the State of Delaware, is limited to the

AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

greater of 10% of surplus as regards policyholders or net income, excluding realized capital gains, of the preceding year. Dividends are also limited to the amount of unassigned surplus. Accordingly, American Safety Casualty can pay dividends in 2003 of approximately $47,000.

The National Association of Insurance Commissioners (the “NAIC”) has established risk-based capital (“RBC”) requirements to help state regulators monitor the financial strength and stability of property and casualty insurers by identifying those companies that may be inadequately capitalized. Under the NAIC’s requirements, each insurer must maintain its total capital above a calculated threshold or take corrective measures to achieve the threshold. The threshold of adequate capital is based on a formula that takes into account the amount of risk each company faces on its products and investments. The RBC formula takes into consideration four major areas of risk: (i) asset risk which primarily focuses on the quality of investments; (ii) insurance risk which encompasses coverage-related issues and anticipated frequency and severity of losses when pricing and designing insurance coverages; (iii) interest rate risk which involves asset/liability matching issues; and (iv) other business risks.

American Safety Casualty and American Safety Indemnity have calculated their RBC level and have determined that their capital and surplus is in excess of threshold requirements.

(9) Loans Payable

Acquisition and Development Loan

In July 2000, the Company, through its subsidiary, Ponce Lighthouse Properties, Inc., initially closed a $37,900,000 acquisition, development and construction loan facility with a commercial bank for the Harbour Village project. The current facility has been increased to $57.0 million. As of December 31, 2001, and December 31, 2002, the Company had outstanding borrowings of $15,290,265 and $16,971,148, respectively. Interest only is due monthly until July 31, 2004, at which time all outstanding principal and interest is due. Partial repayments are required as residential condominium units and boat slips are sold. The loan bears interest at a variable rate equal to 30 day LIBOR plus 2.25%, adjusted monthly. The loan is secured by a first mortgage on the real estate and a first priority security interest in all contracts for the sale of condominium units and boat slips, as well as all personal property used in the project. Both the Company and American Safety Holdings Corp., a subsidiary, have provided partial loan guarantees. The Company was in compliance with all debt covenants at December 31, 2001 and 2002, and there were no defaults of events of default during 2001 and 2002.

Finance of Insurance Premiums

The Company through its subsidiary, Ponce Lighthouse Properties, Inc., financed various insurance premiums in connection with the Harbour Village project. The premium financing loan is unsecured and bears interest at various rates. The outstanding balance at December 31, 2001 and December 31, 2002 was $43,433 and $172,599, respectively. The outstanding principal of $172,599 is due in 2003.

Other Borrowings

The Company, through its subsidiary, American Safety Holdings Corp., has a loan facility of $5.0 million. This loan bears interest of LIBOR plus 2.5%, adjusted monthly. At December 31, 2002, the outstanding borrowings under this loan were $5.0 million. This loan is due in 2003.

Maturities of Loans Payable

Loans payable mature as follows: $5,189,683 in 2003, $16,989,742 in 2004, and $2,848 in 2005.

AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest Cost

The Company capitalizes interest as a component of cost during the development and construction period. In 2001 and 2002, the Company incurred $1,232,860 and $459,839, respectively in interest cost, all of which was capitalized.

(10) Related Party and Affiliate Transactions

The Company previously entered into reinsurance agreements with two companies, Intersure Reinsurance Company (“Intersure Re”) and Omega Reinsurance Company (“Omega Re”), each of which was owned and controlled, respectively, by a then senior officer of the Company, in order to provide limits of coverage on terms not readily available in the commercial reinsurance market. Reinsurance premiums ceded and earned aggregated $308,875, $587,071 and $816,924 for the years ended December 31, 2000, 2001 and 2002, respectively. These treaties have been replaced by unaffiliated reinsurers and are in run-off. Intersure Re has exercised a previously granted option to purchase common shares of American Safety at an option price approximating fair value at the date of the grants. See Note (14).

ASI Services, American Safety’s underwriting and administrative services subsidiary, leases office space from an entity which is owned by certain directors and shareholders of the Company. The lease commenced on March 1, 2001 and expires on February 28, 2006. The Company pays base annual rent of $450,193 plus an annual increase based on the consumer price index of at least 4%.

For the years ended December 31, 2000, 2001 and 2002, ASI Services and ECSI received fees and commission income from American Safety RRG for risk management, claims administration and other management services.

The following tables reconcile the income statement effects to the Company from American Safety RRG:

	Years Ended December 31,
	2000	2001	2002
	(In thousands)
Assumed premiums from American Safety RRG	$5,761	$10,964	$13,308
Ceded premiums to American Safety RRG	4,469	7,005	3,095

Net premiums earned	1,292	3,959	10,213
Management fee	1,424	1,496	1,183
Brokerage commission income	2,515	1,490	—
Total revenues	$5,231	$6,945	$11,396

Loss and loss adjustment expense incurred	$535	$2,392	$4,985

AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the balance sheet effects to the Company from American Safety RRG:

	December 31,
Assets	2000	2001	2002
Due from affiliate	$985,320	$1,108,520	$—

Liabilities
Unpaid loss and Loss adjustment expenses	5,902,643	8,821,395	11,447,900
Unearned premiums	1,508,781	4,238,931	6,678,273
Ceded premiums payable	567,786	—	125,581
Reinsurance payable on paid loss and Loss adjustment expenses	229,790	—	51,229
Due to affiliate	—	—	1,107,287

(11) Segment Information

American Safety Insurance initially segregates its business into the following segments: Real Estate and Insurance Operations. The Insurance Operations segment is further classified into three reportable segments: Environmental Specialty, Excess and Surplus Lines, and Program Business.

Real estate consists of the Harbour Village project in Ponce Inlet, Florida, as discussed in Note 3 herein. In our Insurance Operations segment, Environmental Specialty writes insurance coverages for the environmental remediation industry. Excess and Surplus Lines provides commercial casualty insurance coverages, generally in the area of construction and products liability. Program Business facilitates the offering of insurance to homogeneous niche groups of risks.

American Safety Insurance measures the Real Estate and Insurance Operations segments using net income, total assets and total equity. The reportable Insurance Operations segments are measured by net premiums earned, incurred losses and loss adjustment expenses and acquisition expenses. Assets are not allocated to the reportable Insurance Operations segments. The following table presents key financial data by segment for years ended December 31, 2000, December 31, 2001 and December 31, 2002 (in thousands):

December 31, 2000		Insurance
	Real Estate	Environmental	E&S	Programs	Other	Other	Total
Net premiums earned	—	$3,464	$1,788	$2,829	$18,624	—	$26,705
Losses and loss adjustment expenses	—	$2,123	$1,445	$2,004	$12,934	—	$18,506
Acquisition expenses	—	$182	$(754)	$(1,264)	$5,529	—	$3,693
Underwriting profit/(loss)	—	$1,159	$1,097	$2,089	$161	—	$4,506
Income tax/(benefit)	$(183)		$ 86			$(1,060)	$(1,157)
Net earnings/(loss)	$(358)		$ 1,314			$(2,319)	$(1,363)
Assets	$28,975		$178,210			$113	$207,298
Equity	$9,317		$ 48,872			$(386)	$57,803

AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2001		Insurance
	Real Estate	Environmental	E&S	Programs	Other	Other	Total
Net premiums earned	—	$5,266	$20,840	$8,204	$28,659	—	$62,969
Losses and loss adjustment expenses	—	$2,122	$10,630	$6,359	$24,875	—	$43,986
Acquisition expenses	—	$(977)	$4,457	$(1,039)	$7,990	—	$10,431
Underwriting profit/(loss)	—	$4,121	$5,753	$2,884	$(4,206)	—	$8,552
Income tax/(benefit)	$829		$ 487			$(155)	$1,161
Net earnings/(loss)	$1,611		$ 1,997			$546	$4,154
Assets	$46,925		$250,280			$57	$297,262
Equity	$10,938		$ 49,245			$(203)	$59,980

December 31, 2002		Insurance
	Real Estate	Environmental	E&S	Programs	Other	Other	Total
Net premiums earned	—	$9,971	$34,269	$11,614	$10,095	—	$65,949
Losses and loss adjustment expenses	—	$3,776	$17,925	$6,686	$9,887	—	$38,274
Acquisition expenses	—	$2,485	$7,952	$(130)	$2,237	—	$12,544
Underwriting profit/(loss)	—	$3,710	$8,392	$5,058	$(2,029)	—	$15,131
Income tax/(benefit)	$1,356		$ 91			$(346)	$919
Net earnings/(loss)	$1,900		$ 3,618			$(3,034)	$2,484
Assets	$54,820		$310,535			$52	$365,407
Equity	$13,306		$ 49,400			$(254)	$62,452

Additionally American Safety Insurance conducts business in the following insurance geographic segments: United States and Bermuda. Significant differences exist in the regulatory environment in each country. Those differences include laws regarding the types of investments, capital requirements, solvency monitoring, pricing, corporate taxation, etc. The following provides key measurable information about the insurance geographic segments for the years ended December 31, 2000, December 31, 2001 and December 31, 2002 (in thousands):

December 31, 2000	United States	Bermuda	Total
Income tax	$(1,157)	$—	$(1,157)
Net earnings	(1,860)	497	(1,363)
Assets	173,392	33,906	207,298
Equity	37,659	20,144	57,803

December 31, 2001	United States	Bermuda	Total
Income tax	$1,161	$—	$1,161
Net earnings	2,346	1,808	4,154
Assets	263,354	33,908	297,262
Equity	40,300	19,680	59,980

December 31, 2002	United States	Bermuda	Total
Income tax	$919	$—	$919
Net earnings	1,528	956	2,484
Assets	315,698	49,709	365,407
Equity	45,854	16,598	62,452

AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

American Safety Insurance has changed its segment reporting to coincide with the strategic direction of American Safety Insurance and the management reporting. Historically American Safety Insurance has reviewed information segmented between real estate and geographical insurance operations as disclosed in our historical filings. The division of real estate, U.S. insurance and Bermuda insurance was the breakdown that met the definition of operation segments as defined in FAS No. 131, Paragraph 10 as this was the level of segmentation reviewed by management. As a by-product of a change in Chief Executive Officers in 2003, our management team changed the strategic direction of American Safety Insurance to focus on certain lines of business. As a result, our management reporting was modified to reflect a more stream-lined segment reporting structure. Prior period segment information has been restated to conform to the current segment structure.

(12) Commitments and Contingencies

At December 31, 2001 and 2002, the Company had aggregate outstanding irrevocable letters of credit which had not been drawn amounting to $1,000,000 in favor of the Vermont Department of Banking, Insurance, Securities and Health Care Administration. Investments in the amount of $1,000,000 have been pledged as collateral to the issuing bank.

(13) Liability for Unpaid Loss and Loss Adjustment Expenses

Activity in the liability for unpaid claims and claim adjustment expenses is summarized as follows:

	Years Ended December 31,
	2000	2001	2002
	(In thousands)
Unpaid loss and loss adjustment expenses, January 1	$20,413	$50,509	$121,423
Reinsurance recoverable on unpaid losses and loss adjustment expenses at end of period	6,065	27,189	77,583

Net unpaid loss and loss adjustment expense, January 1	14,348	23,320	43,840

Incurred related to:
Current year	17,356	42,469	36,606
Prior years	1,150	1,517	1,668

Total incurred	18,506	43,986	38,274

Paid related to:
Current year	4,291	12,952	3,571
Prior years	5,243	10,514	14,715

Total paid	9,534	23,466	18,286

Net unpaid losses and loss adjustment expenses at end of period	23,320	43,840	63,828
Reinsurance recoverable on unpaid losses and loss adjustment expenses at end of period	27,189	77,583	96,801

Unpaid loss and loss adjustment end expenses at of period	$50,509	$121,423	$160,629

The negative claims development commencing in 2000 and continuing through 2001 in the Company’s contract surety business line was the result of a rapid expansion of construction activity in the growing U.S. economy in the 1990’s, coupled with the shortage of construction labor, followed by a significant downturn in the economy in early 2000-2001, which resulted in a substantial number of contractor defaults. In addition, premium increased on the Company’s assumed workers’ compensation business (which has been terminated) during 2002 for prior years which resulted in negative development. Management continually attempts to improve its loss estimation process by refining its ability to analyze loss development patterns, claims payments

AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and other information, but many reasons remain for potential adverse development of estimated ultimate liabilities. For example, the uncertainties inherent in the loss estimation process have become increasingly subject to changes in legal trends. In recent years, this trend has expanded the liability of insureds, established new liabilities and reinterpreted contracts to provide unanticipated coverage long after the related policies were written. Such changes from past experience significantly affect the ability of insurers to estimate the liabilities for unpaid losses and related expenses.

Management recognizes the higher variability associated with certain exposures and books of business and considers this factor when establishing liabilities for losses. Management currently believes the Company’s gross and net liabilities are adequate.

The net liabilities for losses and loss adjustment expenses maintained by the Company’s insurance subsidiaries are equal under both statutory and generally accepted accounting principles.

(14) Stock Options

The Company’s stock option plan grants incentive stock options to employees. The options have a term of 10 years. The exercise price is equal to the fair market value at the date of grant. The majority of our options generally vest over three years. At December 31, 2002, 596,483 shares were available for future grants.

We use the intrinsic value method to value stock options in accordance with APB No. 25. Under this method, we do not recognize compensation cost for stock options provided the option price equals fair market value at the date of grant. Our stock option plan sets the exercise price equal to the fair market value at the date of grant.

The following table shows the stock option activity for the Company during 2000, 2001 and 2002.

	Option shares	Weighted average exercise price
Outstanding at December 31, 1999	$542,431	$9.78

2000 activity:
Granted	99,650	6.00
Canceled	(17,891)	—

Outstanding at December 31, 2000	$624,190	$9.20

2001 activity:
Granted	328,724	6.00
Canceled	(15,341)	—

Outstanding at December 31, 2001	$937,573	$8.13

2002 activity:
Granted	106,000	8.85
Exercised	(61,757)	—
Canceled	(23,466)	—

Outstanding at December 31, 2002	$958,350	$8.34

Of the 624,190 outstanding options at December 31, 2000, 361,140 were exercisable.

Of the 937,573 outstanding options at December 31, 2001, 834,718 were exercisable.

Of the 958,350 outstanding options at December 31, 2002, 827,433 were exercisable.

The remainder of the options vests evenly over a three year period.

AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options exercisable
Range of exercise price	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Grant Year	Number exercisable	Weighted average exercise price
$ 7.08	65,500	4.75	$ 7.08	1997	65,500	$ 7.08
11.00	315,000	5.13	11.00	1998	315,000	11.00
9.50	88,100	6.13	9.50	1999	88,100	9.50
6.00	88,250	7.22	6.00	2000	58,833	6.00
6.00	300,000	8.04	6.00	2001	300,000	6.00
8.85	101,500	9.14	8.85	2002	—	8.85

$6.00-11.00	958,350	6.73	$ 8.34		827,433	$ 8.36

The fair value of each option granted during 2000, 2001 and 2002 was estimated on the date of grant using the Black-Scholes multiple option approach with the following assumptions: dividend yield of 0.0%; 0.0% and 6.0% expected volatility of 51.08%, 44.33% and 42.75% in 2000, 2001 and 2002, respectively; risk-free interest rate of 5.4%, 5.4% and 3.5% in 2000, 2001 and 2002, respectively; and expected life from the vesting dates ranging from 0.50 years to 10.00 years.

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. The Company expects to grant additional awards in future years. The Company granted options in 2000, 2001 and 2002 at an amount deemed to be fair market value at the date of grant. See Note 1(p) for more information.

(15) Acquisitions

On March 24, 2000, the Company purchased Trafalgar Insurance Company, a Oklahoma licensed insurance company, which has authority to operate as an excess and surplus lines insurance company in 34 states and the District of Columbia. Trafalgar Insurance Company’s stock was acquired from Houston Casualty Company for a purchase price of $16.3 million cash, and Trafalgar had, at closing, cash of $9.3 million and investments of $5.7 million creating $1.3 million of goodwill. The net cash outlay for this acquisition was $7.0 million. Prior to closing, Trafalgar entered into a bulk assumption reinsurance agreement with Houston Casualty, under which Houston Casualty assumed all of Trafalgar’s prior and existing insurance business. Trafalgar has been renamed American Safety Indemnity Company.

In January 2000, the Company acquired (i) the stock of L&W Holdings, Inc. and its wholly-owned subsidiary, RCA Syndicate #1, Ltd., an Illinois licensed insurer operating on the INEX (formerly the Illinois Insurance Exchange), (ii) the stock of Principal Management, Inc., an insurance program development and management company headquartered in Okemos, Michigan, and in a related transaction, the Company also acquired (iii) the stock of Pegasus Insurance, a Cayman Islands licensed insurer. The transactions were structured as stock acquisitions, with the purchase price payable by the Company consisting of $3,500,000 plus 200,000 American Safety common shares and earnout provisions for up to an additional 254,000 American Safety common shares over a five-year period. Of the purchase price, $1,000,000 of cash and 109,086 shares of stock are held by the Company in escrow to secure the obligations of the sellers. The Company filed a lawsuit in April 2000 in the United States District Court for the Northern District of Georgia for damages and, alternatively, to rescind the acquisitions based upon the sellers’ breach of the representations and warranties made concerning the business affairs and financial condition of the acquired companies. The sellers’ misrepresentations as to the

AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

business affairs and financial condition of the acquired companies, and the under-reserving for claims, relate only to the operations of the acquired companies. The sellers/defendants filed several motions for summary judgment opposing the Company’s rescission claims. In September 2002, the Court entered an order granting the defendants’ motions for summary judgment. However, the Court did not rule that the representations and warranties of the defendants in the definitive agreements were correct. The Court also granted the Company’s motions for summary judgment on various counterclaims. The Company filed a motion for reconsideration with respect to the Court’s order which the Court denied in November 2002. The case will now proceed to trial or the Court may allow additional summary judgment motions to be filed in order to dispose of the case. Thereafter, the Company will have the right to appeal all adverse prior rulings in the case.

(16) Litigation

The Company is a defendant in various litigation matters considered to be in the normal course of or related to its business. While the outcome of these matters cannot be estimated with certainty, management believes (after consultation with legal counsel) that the resolution of such litigation will not have a material adverse effect on the Company’s financial statements except for the following matters.

Principal Management, Inc. et al. In January 2000, the Company acquired (i) the stock of L&W Holdings, Inc. and its wholly-owned subsidiary, RCA Syndicate #1, Ltd., an Illinois licensed insurer operating on the INEX (formerly the Illinois Insurance Exchange), (ii) the stock of Principal Management, Inc., an insurance program development and management company headquartered in Okemos, Michigan, and in a related transaction, the Company also acquired (iii) the stock of Pegasus Insurance, a Cayman Islands licensed insurer. The transactions were structured as stock acquisitions, with the purchase price payable by the Company consisting of $3,500,000 plus 200,000 American Safety common shares and earnout provisions for up to an additional 254,000 American Safety common shares over a five-year period. Of the purchase price, $1,000,000 of cash and 109,086 shares of stock are held by the Company in escrow to secure the obligations of the sellers.

When RCA Syndicate #1, Ltd. filed its 1999 Annual Statement with the Illinois Department of Insurance in March 2000, the Company first became aware that there had been a material adverse change in the business affairs and financial condition of the acquired companies from that represented by the sellers. The Company launched an investigation which disclosed that the insurance claims experience of the acquired companies had been misrepresented and that incurred losses from insurance claims were significantly in excess of the amounts reported in their claims records and their financial statements. As a result, the Company then made written demand upon the selling shareholders of the acquired companies for rescission of the acquisitions, including a return of the purchase price paid for the companies. The Company filed a lawsuit in April 2000 in the United States District Court for the Northern District of Georgia for damages and, alternatively, to rescind the acquisitions based upon the sellers’ breach of the representations and warranties made concerning the business affairs and financial condition of the acquired companies. The sellers’ misrepresentations as to the business affairs and financial condition of the acquired companies, and the under-reserving for claims, relate only to the operations of the acquired companies. The sellers/defendants filed several motions for summary judgment opposing the Company’s rescission claims. In September 2002, the Court entered an order granting the defendants’ motions for summary judgment. However, the Court did not rule that the representations and warranties of the defendants in the definitive agreements were correct. The Court also granted the Company’s motions for summary judgment on various counterclaims. The Company filed a motion for reconsideration with respect to the Court’s order which the Court denied in November 2002. As a result, the Company recognized a $1 million expense in 2002. The case will now proceed to trial or the Court may allow additional summary judgment motions to be filed in order to dispose of the case. Thereafter, the Company will have the right to appeal all adverse prior rulings in the case.

AMERICAN SAFETY INSURANCE GROUP, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Berkley Insurance Company. During the fourth quarter of 2001, one of the Company’s former reinsurers, Berkley Insurance Company, disputed its obligations under several reinsurance treaties entered into during the “soft reinsurance market” that existed in 1998 and 1999. As a result of adverse loss experience to the reinsurer from certain lines of business, Berkley has stopped reimbursing the Company for amounts due under such treaties and requested that the Company retroactively consider taking a greater portion of the losses than is required under the treaties or, alternatively, to rescind and reform portions of certain treaties. The Company instituted arbitration proceedings against the reinsurer and the arbitration hearing is scheduled for late May 2003. Berkley is a subsidiary of W.R. Berkley Corp. (NYSE:BER). As of December 31, 2002, unreimbursed paid claims under the treaties totaled $14.9 million and additional ceded case reserves and reserves for incurred but not reported losses totaled approximately $19.6 million. The Company is discussing resolution of this matter with Berkley, although the Company believes the reinsurer’s request has no merit and was made in bad faith. The Company recognized a $1.1 million expense in 2002 for reinsurance recoverables relating to the Berkley dispute as a result of a settlement offer made by the Company. The Company does not believe this dispute will have a material adverse effect on the overall financial condition or liquidity of the Company as management believes the Company has sufficient current cash flows and invested assets to meet its insurance obligations. However, due to the fact that the final decision rests in the hands of an arbitration panel, it is uncertain whether the panel’s decision will be on terms favorable to the Company.

(17) Subsequent Event

Harbour Village Zoning. On March 2, 2002, the Town of Ponce Inlet filed a petition for declaratory relief in the Circuit Court of Volusia County, Florida seeking clarification that the Company could not construct a building higher than 35 feet on a beachfront parcel of the last phase of the Harbour Village project, although the Town permitted 30 other buildings in the Town over 35 feet in height, including 10 at the Harbour Village project. The Company’s position was that the Town’s 1984 ordinance and subsequent development agreements permitted it to construct a beachfront building of up to 70 feet in height in the Harbour Village project. On March 17, 2003, the Court found that a 1983 Town charter amendment limited all buildings in the Town of Ponce Inlet to 35 feet and accordingly ruled that all ordinances and development agreements of the Town adopted since the 1983 charter amendment were beyond the scope of the Town’s authority (i.e., ultra vires).

The Company immediately filed a motion for rehearing and upon rehearing on April 11, 2003, the Court vacated its original ruling and issued a new ruling which limited construction of a building no higher than 35 feet on the beachfront parcel. In connection with the rehearing, the Company and the Town of Ponce Inlet agreed to settle pending disputes as to the Company’s development plan for the last phase of Harbour Village project and to release all claims against each other. Under this settlement, the Company would (i) continue construction of the 7 story buildings in the Links phase (containing 376 units), (ii) build not more than a 3 story building with condominium units or a beach club on the beachfront parcels, (iii) reduce the Fisherman’s Harbour building to a 2 or 3 story commercial center rather than a mixed use 7 story building (planned for 70 units), and (iv) make other accommodations including the payment of $500,000 to the Town which was expensed in 2002.

These changes in the Company’s development plans would reduce the size of the Harbour Village project from 809 to 676 condominium units. As a result, the Company has reallocated the common and land costs of the Harbour Village project over such reduced number of condominium units, which resulted in an increase to the net loss for the fourth quarter of 2002 of $229,000 from the development of the Harbour Village project.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2002	June 30, 2003
		(unaudited)
Assets
Investments:
Fixed maturity securities available for sale, at fair value	$85,850,658	$90,143,001
Investment in real estate	41,050,921	46,944,394
Short-term investments	18,565,871	20,921,155

Total investments	145,467,450	158,008,550

Cash and cash equivalents	22,158,730	29,623,171
Restricted cash	7,516,845	5,041,820
Accrued investment income	1,751,417	1,275,462
Notes receivable – other	6,324,716	5,364,765
Premiums receivable	19,218,941	16,159,996
Receivables for securities sold	—	21,277,440
Ceded unearned premium	22,612,159	26,680,542
Reinsurance recoverable	117,547,623	125,167,252
Funds on deposit	485,956	1,235,711
Income tax recoverable	345,882	855,389
Deferred income taxes	7,405,586	9,566,153
Deferred policy acquisition costs	7,683,458	8,472,065
Property, plant and equipment	2,117,096	3,035,757
Prepaid items	1,920,054	1,714,965
Intangible assets	1,466,629	1,466,629
Other assets	1,059,796	1,064,601

Total assets	$365,082,338	$416,010,268

Liabilities and Shareholders’ Equity
Liabilities:
Unpaid losses and loss adjustment expenses	$160,628,579	$185,982,249
Unearned premiums	69,805,945	79,025,354
Reinsurance on paid losses and loss adjustment expenses	4,290,250	5,620,918
Ceded premiums payable	8,141,181	12,009,385
Due to affiliate	1,284,097	177,403
Escrow deposits	14,808,528	12,443,109
Accounts payable and accrued expenses	13,458,995	13,591,643
Funds held	4,570,428	4,758,215
Dividend payable	570,113	—
Loan payable	22,182,273	23,330,337
Trust preferred payable	—	7,704,818
Collateral held	1,315,686	1,086,391
Deferred revenue	1,574,414	2,726,303

Total liabilities	302,630,489	348,456,125

Shareholders’ equity:
Preferred stock, $0.01 par value; authorized 5,000,000 shares; no shares issued and outstanding	—	—
Common stock, $0.01 par value; authorized 15,000,000 shares; issued and outstanding at December 31, 2002 and June 30, 2003, 6,352,077 shares	63,520	63,520
Additional paid-in capital	35,601,246	35,601,246
Retained earnings	33,629,557	38,663,825
Accumulated other comprehensive income, net	2,884,989	2,953,015
Treasury stock, 1,612,189 shares at December 31, 2002, and June 30, 2003, at cost	(9,727,463)	(9,727,463)

Total shareholders’ equity	62,451,849	67,554,143

Total liabilities and shareholders’ equity	$365,082,338	$416,010,268

See accompanying notes to consolidated financial statements (unaudited).

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2003	2002	2003
Revenues:
Direct premiums earned	$27,940,967	$34,828,284	$57,798,874	$67,403,787
Assumed premiums earned:
Affiliate	3,553,857	1,875,349	6,541,476	3,613,308
Nonaffiliates	1,635,335	4,879,073	2,883,607	11,037,049

Total assumed premiums earned	5,189,192	6,754,422	9,425,083	14,650,357

Ceded premiums earned:
Affiliate	787,385	1,150,966	1,527,437	2,140,705
Nonaffiliates	17,772,163	17,685,601	37,248,942	35,875,780

Total ceded premiums earned	18,559,548	18,836,567	38,776,379	38,016,485

Net premiums earned	14,570,611	22,746,139	28,447,578	44,037,659

Net investment income	899,318	1,144,822	1,874,875	2,259,237
Brokerage commission income	37,514	—	102,640	—
Management fees from affiliate	75,754	244,249	493,181	522,152
Net realized gains (losses)	(547,949)	2,888,968	(465,702)	3,039,683
Real estate income	14,896,921	17,167,373	33,935,661	22,597,220
Other income	36,703	16,879	88,510	31,273

Total revenues	29,968,872	44,208,430	64,476,743	72,487,224

Expenses:
Losses and loss adjustment expenses incurred	8,561,371	13,883,281	17,530,512	25,977,343
Acquisition expenses	2,308,560	4,278,628	4,684,587	8,435,614
Payroll and related expenses	2,202,352	2,099,339	4,304,100	4,321,251
Real estate expenses	12,459,152	16,714,993	29,154,480	22,876,634
Other expenses	1,559,663	1,754,587	2,695,252	4,100,343
Expense due to rescission	142,844	60,953	353,592	144,512

Total expenses	27,233,942	38,791,781	58,722,523	65,855,697

Earnings before income taxes	2,734,930	5,416,649	5,754,220	6,631,527
Income taxes	881,534	1,602,733	1,855,293	1,597,258

Net earnings	$1,853,396	$3,813,916	$3,898,927	$5,034,269

Net earnings per share:
Basic	$0.39	$0.80	$0.83	$1.06

Diluted	$0.38	$0.79	$0.80	$1.05

Common shares used in computing earnings per share:
Basic	4,743,803	4,739,888	4,724,263	4,739,888

Diluted	4,882,899	4,814,216	4,875,679	4,802,124

See accompanying notes to consolidated financial statements (unaudited).

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

(unaudited)

	Six Months Ended June 30,
	2002	2003
Cash flow from operating activities:
Net earnings	$3,898,927	$5,034,269
Adjustments to reconcile net earnings to net cash provided by operating activities:
Realized (gains) losses on sale of investments	465,702	(3,039,683)
Depreciation expense	119,983	149,518
Amortization (deferral) of deferred acquisition costs, net	736,013	(788,607)
Accretion of discount	157,415	225,835
Change in:
Accrued investment and interest income	(93,205)	475,955
Premiums receivable	5,163,959	3,058,945
Reinsurance recoverable and ceded unearned premiums	(20,660,310)	(10,357,344)
Funds held by reinsured	604,162	187,787
Due from affiliate	(1,708,477)	(1,106,694)
Funds on deposit	(20,502)	(749,755)
Income taxes	970,332	(2,045,837)
Unpaid losses and loss adjustment expenses	17,169,084	25,353,670
Unearned premiums	6,012,524	9,219,409
Ceded premiums payable	(3,028,604)	3,868,204
Due to affiliate	599,353	—
Accounts payable and accrued expenses	(2,524,305)	132,648
Collateral held	488,230	(229,295)
Prepaid items	(204,665)	205,089
Deferred revenue	1,018,462	1,151,889
Other, net	(2,805,670)	1,161,417

Net cash provided by operating activities	6,358,408	31,907,419

Cash flow from investing activities:
Purchases of fixed maturities	(36,189,600)	(59,159,543)
Proceeds from maturity and redemption of fixed maturities	184,139	6,902,964
Proceeds from sale of fixed maturities	26,502,526	27,729,029
Proceeds from sale of equity investments	103,550	—
Decrease (increase) in investment in real estate	5,419,084	(5,893,473)
Decrease (increase) in short-term investments	9,550,281	(2,355,284)
Repayment in notes receivable – other	98,131	959,951
Purchase of fixed assets, net	(204,953)	(1,068,179)

Net cash provided by (used in) investing activities	5,463,158	(32,884,535)

Cash flow from financing activities:
Purchase of treasury stock	(111,741)	—
Proceeds from issuance of common stock	360,494	—
Proceeds from (repayment of) loan payable	(5,191,990)	1,148,064
Repayment of escrow deposits	(1,950,795)	(2,365,419)
Withdrawals from restricted cash	302,417	2,475,025
Proceeds from trust preferred offering	—	7,754,000
Dividends paid	(1,132,349)	(570,113)

Net cash (used in) provided by financing activities	(7,723,964)	8,441,557

Net increase in cash and cash equivalents	4,097,602	7,464,441
Cash and cash equivalents at beginning of period	1,302,842	22,158,730

Cash and cash equivalents at end of period	$5,400,444	$29,623,171

See accompanying notes to consolidated financial statements (unaudited).

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2003	2002	2003
Net earnings	$1,853,396	$3,813,916	$3,898,927	$5,034,269
Other comprehensive earnings (loss) before income taxes:
Unrealized gains (losses) on securities available for sale	1,385,811	2,348,132	(156,815)	2,945,775
Unrealized (losses) on hedging transaction	—	(100,958)	—	(100,958)
Reclassification adjustment for realized gains (losses) included in net earnings	(547,949)	2,888,968	(465,702)	3,039,683

Total other comprehensive earnings (loss) before taxes	1,933,760	(641,794)	308,887	(194,866)
Income tax expense (benefit) related to items of other comprehensive income	445,678	(361,059)	48,146	(262,892)

Other comprehensive earnings (loss) net of income taxes	1,488,082	(280,735)	260,741	68,026

Total comprehensive earnings	$3,341,478	$3,533,181	$4,159,668	$5,102,295

See accompanying notes to consolidated financial statements (unaudited).

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Note 1 Basis of Presentation

The accompanying unaudited interim consolidated financial statements of American Safety Insurance Holdings, Ltd. (“American Safety Insurance”) and its subsidiaries (collectively, the “Company”) are prepared in accordance with accounting principles generally accepted in the United States of America and, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the interim period presented. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, based on the best information available, in recording transactions resulting from business operations. The balance sheet amounts that involve a greater extent of accounting estimates and actuarial determinations subject to future changes are American Safety Insurance’s liabilities for unpaid losses and loss adjustment expenses. As additional information becomes available (or actual amounts are determinable), the recorded estimates may be revised and reflected in operating results. While management believes that the liability for unpaid losses and loss adjustment expenses is adequate to cover the ultimate liability, such estimates may be more or less than the amounts actually paid when claims are settled.

The results of operations for the three months and six months ended June 30, 2003 may not be indicative of the results that may be expected for the full year ending December 31, 2003. These unaudited interim consolidated financial statements and notes should be read in conjunction with the financial statements and notes included in the audited consolidated financial statements of the Company for the year ended December 31, 2002.

The unaudited interim consolidated financial statements include the accounts of American Safety and each of its subsidiaries. All significant intercompany balances have been eliminated. Certain items from prior periods have been reclassified to conform with the 2003 presentation.

Note 2 Accounting Pronouncements

During the second quarter of 2003, the Fair Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, and SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. These pronouncements do not have a material effect on our financial statements.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. This interpretation addresses consolidation and disclosure issues associated with variable interest entities. The requirements of the interpretation are not expected to have a material impact on our financial position or results of operations.

Note 3 Nature of Operations

The following is a description of certain risks facing the Company:

Legal/Regulatory Risk is the risk that changes in the legal or regulatory environment in which an insurer operates will create additional expenses not anticipated by the insurer in pricing its products beyond those recorded in the financial statements. Regulatory initiatives designed to reduce insurer profits or otherwise affecting the industry in which the Company operates, new legal theories or insurance company insolvencies through guaranty fund assessments, may create costs for the Company beyond those recorded in the financial statements. The Company attempts to mitigate this risk by writing insurance business in several states, thereby spreading this risk over a large geographic area.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Potential Risk of United States Taxation of Bermuda Operations. Under current Bermuda law, American Safety Insurance is not required to pay any taxes in Bermuda on either income or capital gains. American Safety Insurance has received an undertaking from the Minister of Finance in Bermuda that will exempt American Safety Insurance from taxation until the year 2016 in the event of any such taxes being imposed. American Safety Insurance, exclusive of its United States subsidiaries, does not consider itself to be engaged in a trade or business in the United States and accordingly does not expect to be subject to direct United States income taxation. American Safety Insurance’s United States subsidiaries are subject to taxation in the United States.

Whether a foreign corporation is engaged in a United States trade or business or is carrying on an insurance business in the United States depends upon the level of activities conducted in the United States. If the activities of a foreign company are “continuous, regular, and considerable,” the foreign company will be deemed to be engaged in a United States trade or business. Due to the fact that American Safety Insurance will continue to maintain an office in Bermuda and American Safety Insurance and its Bermuda insurance subsidiary’s business is reinsuring contracts via treaty reinsurance agreements, which are all signed outside of the United States, American Safety does not consider itself to be engaged in a trade or business in the United States and, accordingly, does not expect to be subject to United States income taxes. This position is consistent with the position taken by various other entities that have the same operational structure as American Safety Insurance.

However, because the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations and court decisions do not definitively identify activities that constitute being engaged in a United States trade or business, and because of the factual nature of the determination, there can be no assurance that the Internal Revenue Service will not contend that American Safety Insurance or its Bermuda insurance subsidiary are engaged in a United States trade or business. In general, if American Safety Insurance or its Bermuda insurance subsidiary are considered to be engaged in a United States trade or business, it would be subject to (i) United States Federal income tax on its taxable income that is effectively connected with a United States trade or business at graduated rates and (ii) the 30 percent branch profits tax on its effectively connected earnings and profits deemed repatriated from the United States.

Credit Risk is the risk that issuers of securities owned by American Safety Insurance or secured notes receivable will default or that other parties, including reinsurers that have obligations to the insurer, will not pay or perform. American Safety Insurance attempts to mitigate this risk by adhering to a conservative investment strategy, by obtaining sufficient collateral for secured note obligations and by maintaining sound reinsurance, credit and collection policies.

Interest Rate Risk is the risk that interest rates will change and cause a decrease in the value of an insurer’s investments. American Safety Insurance attempts to mitigate this risk by attempting to match the maturities of its assets with the expected payouts of its liabilities.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4 Investments

The amortized cost and estimated fair values of investments at December 31, 2002 and June 30, 2003 are as follows:

	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2002:
Securities available for sale:
Fixed maturities:
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$36,361,353	$1,451,538	$569	$37,812,322
Corporate securities	34,791,767	2,006,419	60,538	36,737,648
Mortgage-backed securities	10,945,048	359,776	4,136	11,300,688

Total fixed maturities	$82,098,168	$3,817,733	$65,243	$85,850,658

June 30, 2003:
Securities available for sale:
Fixed maturities:
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$41,846,346	$2,205,196	$32,508	$44,019,034
Corporate securities	26,375,641	1,640,843	74,017	27,942,467
Obligations of states and political subdivisions	5,204,949	16,049	44,617	5,176,381
Mortgage-backed securities	13,072,178	26,048	93,107	13,005,119

Total fixed maturities	$86,499,114	$3,888,136	$244,249	$90,143,001

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 5 Segment Information

American Safety Insurance initially segregates its business into the following segments: Real Estate and Insurance Operations. The Insurance Operations segment is further classified into three reportable segments: Environmental Specialty, Excess and Surplus Lines, and Program Business.

Real estate consists of the Harbour Village project in Ponce Inlet, Florida, as discussed in Note 7 herein. In our Insurance Operations segment, Environmental Specialty writes insurance coverages for the environmental remediation industry. Excess and Surplus Lines provides commercial casualty insurance coverages, generally in the area of construction and products liability. Program Business facilitates the offering of insurance to homogeneous niche groups of risks.

American Safety Insurance measures the Real Estate and Insurance Operations segments using net income, total assets and total equity. The reportable Insurance Operations segments are measured by net premiums earned, incurred losses and loss adjustment expenses and acquisition expenses. Assets are not allocated to the reportable Insurance Operations segments. The following table presents key financial data by segment for the six months ended June 30, 2002 and June 30, 2003 (in thousands):

June 30, 2002	Real Estate	Insurance
		Environmental	E&S	Programs	Other	Other	Total
Net premiums earned	—	$4,819	$14,196	$4,361	$5,072	—	$28,448
Losses and loss adjustment expenses	—	$1,893	$7,749	$2,869	$5,020	—	$17,531
Acquisition expenses	—	$1,087	$3,295	$(885)	$1,187	—	$4,684
Underwriting profit (loss)	—	$1,839	$3,152	$2,377	$(1,135)	—	$6,233
Income tax (benefit)	$2,049	$ (14)				(180)	$1,855
Net earnings (loss)	$2,882	$ 1,599				(582)	$3,899
Assets	$42,802	$268,790				60	$311,652
Equity	$14,051	$ 49,401				(196)	$63,256

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003	Real Estate	Insurance				Other	Total
		Environmental	E&S	Programs	Other
Net premiums earned	—	$6,689	$23,920	$10,390	$3,039	—	$44,038
Losses and loss adjustment expenses	—	$3,011	$13,433	$6,786	$2,747	—	$25,977
Acquisition expenses	—	$1,868	$5,175	$863	$530	—	$8,436
Underwriting profit (loss)	—	$1,810	$5,312	$2,741	$(238)	—	$9,625
Income tax (benefit)	$(105)		$ 765			$938	$1,598
Net earnings (loss)	$(174)		$ 3,225			$1,983	$5,034
Assets	$59,068		$356,865			$77	$416,010
Equity	$13,196		$ 54,595			$(237)	$67,554

Additionally American Safety Insurance conducts business in the following insurance geographic segments: United States and Bermuda. Significant differences exist in the regulatory environment in each country. Those differences include laws regarding the types of investments, capital requirements, solvency monitoring, pricing, corporate taxation, etc. The following provides key measurable information about the insurance geographic segments for the six months ended June 30, 2002 and June 30, 2003 (in thousands):

June 30, 2002	United States	Bermuda	Total
Income tax	$(14)	$—	$(14)
Net earnings	(89)	1,688	1,599
Assets	228,343	40,447	268,790
Equity	32,206	17,195	49,401

June 30, 2003	United States	Bermuda	Total
Income tax	$765	$—	$765
Net earnings	1,577	1,648	3,225
Assets	298,676	58,189	356,865
Equity	35,608	18,987	54,595

American Safety Insurance has changed its segment reporting to coincide with the strategic direction of American Safety Insurance and the management reporting. Historically American Safety Insurance has reviewed information segmented between real estate and geographical insurance operations as disclosed in our historical filings. The division of real estate, U.S. insurance and Bermuda insurance was the breakdown that met the definition of operation segments as defined in FAS No. 131, Paragraph 10 as this was the level of segmentation reviewed by management. As a by-product of a change in Chief Executive Officer’s last year, our management team changed the strategic direction of American Safety Insurance to focus on certain lines of business. As a result, our management reporting was modified to reflect a more stream-lined segment reporting structure. Prior period segment information has been restated to conform to the current segment structure.

Note 6 Shareholder Matters

Through June 30, 2003, American Safety Insurance has repurchased 1,612,189 shares of its stock at a total price of $9,727,463 in open market transactions which commenced in 1999 pursuant to its share repurchase programs.

Note 7 Investment in Real Estate

American Safety Insurance’s investment in the development of Harbour Village is comprised of 173 acres of property in Ponce Inlet, Florida (the “Property”) that was acquired through foreclosure on April 13, 1999. At

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the date of foreclosure, American Safety Insurance evaluated the carrying value of its investment in real estate by comparing the fair value of the foreclosed collateral to the book value of the underlying loan and accrued interest. As the book value of the loan and accrued interest was less than the fair value of the collateral, no loss was recognized on foreclosure and the basis of real estate was recorded in accordance with EITF Abstract 98-11, which included the recognition of $5.8 million in a deferred tax asset.

As of December 31, 2002 and June 30, 2003, the investment in real estate for Harbour Village is as follows (in thousands):

	December 31, 2002	June 30, 2003
Land	$2,437	$2,221
Capitalized overhead, interest and taxes	3,021	3,026
Work in process	35,593	41,697

Total	$41,051	$46,944

During the quarter ended June 30, 2003, American Safety Insurance closed 67 condominium units and 5 boat slips at Harbour Village and for the quarter ended June 30, 2002, American Safety Insurance closed 49 condominium units and 20 boat slips. American Safety Insurance recognizes revenue when title to each individual unit or boat slip passes to the purchaser. When title passes, American Safety Insurance uses a percentage of completion method, based on actual costs to total estimated costs (including allocated common costs) to recognize revenue. The difference between total sales price and the revenue recognized is set up as deferred revenue and will be recognized as the additional costs of each building are incurred.

Note 8 Income Taxes

Total income tax expense for the six months ended June 30, 2002 and 2003 were allocated as follows:

	Six Months Ended June 30,
	2002	2003
Tax expense attributable to:
Income from continuing operations	$1,855,293	$1,597,258
Change in unrealized (loss) on hedging transaction	—	(34,326)
Change in unrealized gains (losses) on securities available for sale	48,150	(228,566)

Total	$1,903,443	$1,334,366

United States Federal and state income tax expense (benefit) from continuing operations consists of the following components:

	Current	Deferred	Total
June 30, 2002	$511,037	$1,344,256	$1,855,293
June 30, 2003	3,494,933	(1,897,675)	1,597,258

The state income tax expense (benefit) aggregated $450,001 and $(4,129) for the six months ended June 30, 2002 and 2003, respectively.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income tax expense (benefit) for the periods ended June 30, 2002 and 2003 differed from the amount computed by applying the United States Federal income tax rate of 34% to earnings before Federal income taxes as a result of the following:

	June 30,
	2002	2003
Expected income tax expense	$1,956,435	$2,254,719
Foreign earned income not subject to U.S. Taxation	(410,220)	(615,684)
State taxes and other	$309,078	$(41,777)

	$1,855,293	$1,597,258

Deferred income taxes are based upon temporary differences between the financial statement and tax bases of assets and liabilities. The following deferred taxes are recorded:

	December 31, 2002	June 30, 2003
Deferred tax assets:
Loss reserve discounting	$3,196,291	$3,974,543
Unearned premium reserves	2,301,174	2,341,491
Difference between tax and GAAP basis of Harbour Village project.	4,057,362	2,499,737
Difference between tax and GAAP method of Harbour Village Project	—	1,901,357
Warranty reserve	1,022,173	1,012,909

Gross deferred tax assets	$10,577,000	$11,730,037

Deferred tax liabilities:
Deferred acquisition costs	1,718,506	1,381,940
Unrealized gain on securities	852,800	589,909
Difference between tax and GAAP method of Harbour Village Project	408,073	—
Other	192,035	192,035

Gross Deferred tax liabilities	3,171,414	2,163,884

Net deferred tax asset	$7,405,586	$9,566,153

Note 9 Notes Receivable

American Safety Insurance ceases the accrual of interest on loans when any payment is past due. Additionally, American Safety Insurance assesses loan impairment by comparing the carrying value of such loan, including accrued but unpaid interest at the valuation date to the fair value of collateral held with respect to such loan. Any shortage of fair value over carrying value is first recognized by reversing interest income recognized for the year of impairment and then recognizing any further loss against the allowance for loan losses. Cash receipts on impaired notes receivable are applied to reduce the principal amount of such notes until the principal has been recovered and are recognized as interest income, thereafter.

As of June 30, 2003, notes receivable consisted of two notes which are secured by real and personal property and various corporate and personal guarantees. These notes are currently in default and American Safety Insurance has filed suit against the borrowers and the guarantors of the indebtednesses.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The recorded investment in notes receivable, which meet the definition of impaired loans at December 31, 2002 and June 30, 2003 were $6,324,716 and $5,364,765, respectively. The weighted average recorded investment in impaired notes receivable as of December 31, 2002 and June 30, 2003 were $7,723,853 and $5,844,741, respectively. No interest income was recognized on impaired notes receivable during the three and six months ended June 30, 2002 and June 30, 2003. During the quarter ended June 30, 2003, American Safety Insurance received $454,951 in payments on these impaired notes receivable. For the six months ended June 30, 2003, American Safety Insurance received $959,951 in payments on these impaired notes.

Note 10 Goodwill and Intangibles

American Safety Insurance adopted SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”) on January 1, 2002. Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives (but with no maximum life).

Goodwill and Intangibles (in Thousands)	December 31, 2002	June 30, 2003
Goodwill	—	—
Indefinite-lived Intangibles	$1,467	$1,467
Other Amortizable Intangibles	—	—

Total Goodwill and Intangibles	$1,467	$1,467

In accordance with the disclosure requirements of SFAS No. 142 there were no effects of goodwill on the net earnings for the six months ended June 30, 2002 and 2003.

Note 11 Commitments and Contingencies

During the fourth quarter of 2001, one of American Safety Insurance’s former reinsurers, Berkley Insurance Company “Berkley”, disputed its obligations under several reinsurance treaties entered into during the “soft reinsurance market” that existed in 1998 and 1999. Berkley is a subsidiary of W.R. Berkley Corp. (NYSE:BER). As a result of adverse loss experience to the reinsurer from certain lines of business, Berkley stopped reimbursing American Safety Insurance for amounts due under such treaties and requested that American Safety Insurance retroactively consider taking a greater portion of the losses than is required under the treaties or, alternatively, to rescind and reform portions of certain treaties. American Safety Insurance instituted arbitration proceedings against the reinsurer and the arbitration hearing commenced May 19, 2003. During the first week of the arbitration, American Safety Insurance settled its reinsurance recoverables dispute with Berkley. As part of the settlement, Berkley agreed to reimburse American Safety Insurance for all paid losses outstanding as of December 31, 2002, and continue to make payments under reinsurance treaties in the ordinary course of business. In consideration, American Safety Insurance agreed to modify the terms of a reinsurance treaty and to certain other conditions, including the release of Berkley from its other claims in the arbitration. The settlement is governed by a confidentiality undertaking between the parties.

As a result of the settlement with Berkley, net earnings after tax increased $142,000 for the three months ended June 30, 2003, and for the six months ended June 30, 2003, net earnings decreased $260,000. The earnings effect for both the three months and six months were affected by the reversal of the prior $1.1 million accrual from December 2002.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 12 Employee Stock Options

At June 30, 2003, American Safety Insurance had an employee stock options plan. American Safety Insurance applied the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for the plan. No compensation expense is reflected in net earnings as all options granted under our stock option plan have an exercise price equal to the market value of the underlying common stock on the date of grant. The options in the plan vest evenly over a three year period. The following table illustrates the effect on net earnings and earnings per share, assuming we had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

	Three Months Ending June 30,		Six Months Ending June 30,
	2002	2003	2002	2003
Net earnings:
As reported	$1,853	$3,814	$3,899	$5,034
Effect of stock options	120	119	286	191

Pro forma net earnings	$1,733	$3,695	$3,613	$4,843

Net earnings per share
Basic – as reported	$0.39	$0.80	$0.83	$1.06
Basic – pro forma	$0.37	$0.78	$0.76	$1.02

Diluted – as reported	$0.38	$0.79	$0.80	$1.05
Diluted – pro forma	$0.36	$0.78	$0.75	$1.02

The above diluted earnings per share calculation excludes 373,500 options that are anti-dilutive for the three months and six months ended June 30, 2003. There were no anti-dilutive options for the three months and six months ended June 30, 2002.

Note 13 Trust Preferred Payable

American Safety Insurance issued an $8.0 million variable rate trust preferred security with a maturity in 30 years during the second quarter of 2003 to support the growth of its insurance business, to repay short-term debt and for general corporate purposes. This security requires interest payments on a quarterly basis calculated at a floating rate of LIBOR plus 4.2%. The securities can be redeemed by American Safety Insurance commencing in five years. This debt obligation exposes American Safety Insurance to variability in interest payments due to changes in interest rates.

Management entered into an interest rate swap to manage fluctuations in interest expense resulting from interest rate risk. Under the interest rate swap, American Safety Insurance receives variable interest payments and makes fixed interest rate payments, thereby creating fixed rate long term debt. The overall effective fixed rate expense as a result of this hedge is 7.1% over the first five years of the obligation. Interest expense for the six months ended June 30, 2003 includes no gains or losses from the interest rate swap. Changes in fair value of the interest rate swap designated as a hedging instrument of the variability of cash flow associated with a floating rate, long-term debt obligation is reported in accumulated other comprehensive income.

HARBOUR VILLAGE DEVELOPMENT CHART

Harbour Village Development Status

Dollars in thousands

(Unaudited)

6/30/2003	Marina Condos	Phase 1 Townhouses		Phase 2		Total Condos	Boat Slips	Total
		Oak Hammock	Riverwalk	The Links North	The Links South
Planned number of condominium units and boat slips	248	18	28	188	188	670	142	812
Condominium units and boat slips under contract	248	15	26	173	156	618	142	760
Value of pre-sale contracts (Note 1)	$62,892	$6,696	$10,081	$43,525	$42,984	$166,178	$13,089	$179,267
Number of buildings	8	4	6	4	4	26

Number of buildings complete by task
Building foundation	8	4	6	4	4
Vertical building completed	8	4	6	4	2
Interior finish completed	8	4	5	2	—
Certificate of occupancy received	8	4	5	2	—

Outlook For 3rd Quarter of 2003
Units closed	—	1	3	56		60	3	63

Revenue recognized	$31	$555	$1,361	$13,418		$15,365	$328	$15,693
Other revenue								100
Total revenue								15,793
Gross profit recognized	3	1	27	1,811		1,842	139	1,981
Other expense (income) items								1,507
Pre-tax profit								474

2nd Quarter Actual
Units Closed	—	4	4	59	—	67	5	72

Revenue recognized	$71	$1,736	$1,439	$13,182	—	$16,428	$563	$16,991
Other revenue								176
Total revenue								17,167
Gross profit (loss) recognized	(27)	(131)	(24)	1,625	—	1,443	261	1,704
Other expense (income) items								1,252
Pre-tax profit								452

Note 1 - No assurance can be given that purchasers under binding pre-sale contracts with deposits will close each contemplated transaction.

The projected results contained above for unit closings, revenue, gross profit, fixed costs and pre-tax profit are forward looking statements. With respect to American Safety Insurance’s development of the Harbour Village property, such forward looking statements involve risks and uncertainties which may cause actual results to differ materially, and are subject to change based on various real estate development industry factors, including competitive housing conditions in the local market area, risks inherent in real estate development and new construction, increases in construction costs, construction delays, weather, litigation, changes in interest rates and the availability of mortgage financing for prospective purchasers of condominium units and boat slips and changes in local and national levels of general business activity and economic conditions.

R-1

1,800,000 Shares

American Safety Insurance Holdings, Ltd.

Common Shares

PROSPECTUS

Morgan Keegan & Company, Inc.

Book-Running Manager

Advest, Inc.

Co-Lead Manager

Through and including             , 2003 (the 25th day after the date of this prospectus), all dealers effectuating transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments on subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses Of Issuance And Distribution

The estimated expenses to be paid in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

SEC Registration Statement filing fees		$2,062
NASD fees	$	*
Listing fees	$	*
Accounting fees and expenses	$	*
Legal fees	$	*
Printing and preparation of Registration Statement, Prospectus, etc.	$	*
Blue Sky fees and expenses	$	*
Miscellaneous	$	*

Total	$	*

*	To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

American Safety Insurance Holdings, Ltd.

American Safety Insurance is incorporated under the laws of Bermuda. Section 98 of the Companies Act, 1981 of Bermuda (the “Companies Act”) provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of Bermuda law otherwise would be imposed on them, except in cases where such liability arises from the fraud or dishonesty of which such director, officer or auditor may be guilty in relation to American Safety Insurance. Section 98 further provides that a Bermudian company may indemnify its directors, officers and auditors against liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or they are acquitted or in which they are acquitted or granted relief by the Supreme Court of Bermuda in certain proceedings arising under Section 281 of the Companies Act.

American Safety Insurance has adopted provisions in its Bye-Laws that provide that American Safety Insurance shall indemnify its officers and directors to the maximum extent permitted under the Companies Act. American Safety Insurance has also adopted provisions in its Bye-Laws that provide that each shareholder of American Safety Insurance and American Safety Insurance itself agrees to waive any claim or right of action he or it might have, whether individually or by or in the right of American Safety Insurance, against any director on account of any action taken by such director, or the failure of such director to take any action, in the performance of his duties, or supposed duties, with or for American Safety Insurance, provided that such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such director.

The underwriting agreement provides for reciprocal indemnification between American Safety Insurance and the underwriters against certain liabilities in connection with the offering, including liabilities under the Securities Act of 1933, as amended. Reference is made to the form underwriting agreement filed herewith as Exhibit 1.1.

American Safety Insurance has in force and effect an insurance policy insuring our directors and officers against losses which they or any of them will become legally obligated to pay by reason of any actual or alleged error or misstatement or misleading statement or act or omission or neglect or breach of duty by the directors and officers in the discharge of their duties, individually or collectively, or any matter claimed against them solely by reason of their being directors or officers. Such coverage is limited by the specific terms and provisions of the insurance policies.

ITEM 15. Recent Sales of Unregistered Securities

On May 22, 2003, American Safety Capital Trust issued $8,000,000 of its Floating Rate InCapS Trust Preferred Securities to InCapS Funding I, Ltd. and 248,000 of its common securities to American Safety Holdings Corp., and in connection therewith, American Safety Holdings Corp., issued $8,248,000 aggregate principal amount of its Floating Rate Junior Subordinated Notes due 2033 to the Trust. This transaction was exempt from registration pursuant to Regulation D and Section 4(2) under the Securities Act.

On September 30, 2003, American Safety Capital Trust II issued $5,000,000 of its Floating Rate Trust Preferred Securities to Dekania CDO I, Ltd. and 160,000 of its common securities to American Safety Holdings, Corp., and in connection therewith, American Safety Holdings Corp issued $5,160,000 aggregate principal amount of its Junior Subordinated Notes due 2033 to the Trust. This transaction was exempt pursuant to Regulation S under the Securities Act.

ITEM 16. EXHIBITS

The following exhibits are filed as part of this registration statement:

Exhibit		Description

*1.1		Form of Underwriting Agreement

†4.1		Memorandum of Association of American Safety Insurance Holdings, Ltd. (incorporated by reference to Exhibit 3.1 to Amendment No.1 to the Registration Statement on Form S-1 of American Safety Insurance Holdings, Ltd. (Registration No. 333-42749) as filed with the Commission on January 27, 1998) and the Certificate of Incorporation of Change of Name

4.2		Bye-Laws of American Safety Insurance Holdings, Ltd. (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the Registration Statement on Form S-1 of American Safety Insurance Holdings, Ltd. (Registration No. 333-42749) as filed with the Commission on January 27, 1998)

4.3		Specimen Common Share Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registration Statement on Form S-1 of American Safety Insurance Holdings, Ltd. (Registration No. 333-42749) as filed with the Commission on January 27, 1998)

*5.1		Opinion of Troutman Sanders LLP

*5.2		Opinion of Conyers Dill & Pearman

*8.1		Tax Opinion of Troutman Sanders LLP

10.1		Employment Contract between American Safety Insurance Holdings, Ltd. and Stephen R. Crim (incorporated by reference to Exhibit 10.6 to American Safety Insurance Holdings, Ltd.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (File No. 1-14795) as filed with the Commission on April 1, 2002)

10.2	(a)	Incentive Stock Option Plan (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Registration Statement on Form S-1 of American Safety Insurance Holdings, Ltd. (Registration No. 333-42749) as filed with the Commission on January 27, 1998)

10.3	(b)	First Amendment to the Incentive Stock Option Plan (incorporated by reference to Exhibit 10.49(b) to the Registration Statement on Form S-1 of American Safety Insurance Holdings, Ltd. (Registration No. 333-100065) as filed with the Commission on September 25, 2002)

10.4		Directors Stock Award Plan (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to the Registration Statement on Form S-1 of American Safety Insurance Holdings, Ltd. (Registration No. 333-42749) as filed with the Commission on January 27, 1998)

10.5		Lease Agreement between 1845 Tenants-In-Common (formerly known as Windy Hill Exchange, L.L.C.) and American Safety Insurance Services, Inc. (formerly known as Environmental Management Services, Inc.) for office space in Atlanta, Georgia (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 of American Safety Insurance Holdings, Ltd. (Registration No. 333-42749) as filed with the Commission on December 19, 1997)

10.6	(a)	Program Management Agreement between Synergy Insurance Services, Inc. (now known as American Safety Insurance Services, Inc.) and American Safety Risk Retention Group, Inc. (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Registration Statement on Form S-1 of American Safety Insurance Holdings, Ltd.(Registration No. 333-42749) as filed with the Commission on January 27, 1998)

†10.6	(b)	Program Management Agreement between American Safety Insurance Services, Inc. and American Safety Risk Retention Group, Inc.

†10.6	(c)	Allocation Agreement among American Safety Insurance Services, Inc., American Safety Casualty Insurance Company, American Safety Indemnity Company, and American Safety Risk Retention Group

†21.1		Subsidiaries of American Safety Insurance Holdings, Ltd.

*23.1		Consent of Troutman Sanders LLP (included in Exhibit 5.1)

*23.2		Consent of Conyers Dill & Pearman (included in Exhibit 5.2)

*23.3		Consent of Troutman Sanders LLP (included in Exhibit 8.1)

23.4		Consent of KPMG LLP

†24.1		Power of Attorney

*	To be filed prior to the effectiveness of this registration statement by an amendment to this registration statement.

†	Previously filed.

ITEM 17. Undertakings

The undersigned registrants hereby undertake that:

(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus and filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, American Safety Insurance Holdings, Ltd. has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, on the 31st day of October, 2003.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

By:	/s/ STEPHEN R. CRIM

President and Chief Executive Officer

	Signature	Title	Date

By:	/s/ STEPHEN R. CRIM Stephen R. Crim	President and Chief Executive Officer (Principal Executive Officer) and Director	October 31, 2003

By:	/S/ STEVEN B. MATHIS Steven B. Mathis	Chief Financial Officer (Principal Financial and Accounting Officer)	October 31, 2003

By:	* Cody W. Birdwell	Director	*

By:	* David V. Brueggen	Director	*

By:	* Lawrence I. Geneen	Director	*

By:	* William O. Mauldin, Jr.	Director	*

By:	* Thomas W. Mueller	Director	*

By:	* Frederick C. Treadway	Director	*

By:	* Jerome D. Weaver	Director	*

*By:	/s/ STEPHEN R. CRIM	October 31, 2003

Name:	Stephen R. Crim Attorney-in-Fact

EXHIBIT INDEX

Exhibit		Description

*1.1		Form of Underwriting Agreement

†4.1		Memorandum of Association of American Safety Insurance Holdings, Ltd. (incorporated by reference to Exhibit 3.1 to Amendment No.1 to the Registration Statement on Form S-1 of American Safety Insurance Holdings, Ltd. (Registration No. 333-42749) as filed with the Commission on January 27, 1998) and the Certificate of Incorporation of Change of Name

4.2		Bye-Laws of American Safety Insurance Holdings, Ltd. (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the Registration Statement on Form S-1 of American Safety Insurance Holdings, Ltd. (Registration No. 333-42749) as filed with the Commission on January 27, 1998)

4.3		Specimen Common Share Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registration Statement on Form S-1 of American Safety Insurance Holdings, Ltd. (Registration No. 333-42749) as filed with the Commission on January 27, 1998)

*5.1		Opinion of Troutman Sanders LLP

*5.2		Opinion of Conyers Dill & Pearman

*8.1		Tax Opinion of Troutman Sanders LLP

10.1		Employment Contract between American Safety Insurance Holdings, Ltd. and Stephen R. Crim (incorporated by reference to Exhibit 10.6 to American Safety Insurance Holdings, Ltd.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (File No. 1-14795) as filed with the Commission on April 1, 2002)

10.2	(a)	Incentive Stock Option Plan (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Registration Statement on Form S-1 of American Safety Insurance Holdings, Ltd. (Registration No. 333-42749) as filed with the Commission on January 27, 1998)

10.2	(b)	First Amendment to the Incentive Stock Option Plan (incorporated by reference to Exhibit 10.49(b) to the Registration Statement on Form S-1 of American Safety Insurance Holdings, Ltd. (Registration No. 333-100065) as filed with the Commission on September 25, 2002)

10.4		Directors Stock Award Plan (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to the Registration Statement on Form S-1 of American Safety Insurance Holdings, Ltd. (Registration No. 333-42749) as filed with the Commission on January 27, 1998)

Exhibit		Description

10.5		Lease Agreement between 1845 Tenants-In-Common (formerly known as Windy Hill Exchange, L.L.C.) and American Safety Insurance Services, Inc. (formerly known as Environmental Management Services, Inc.) for office space in Atlanta, Georgia (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 of American Safety Insurance Holdings, Ltd. (Registration No. 333-42749) as filed with the Commission on December 19, 1997)

10.6	(a)	Program Management Agreement between Synergy Insurance Services, Inc. (now known as American Safety Insurance Services, Inc.) and American Safety Risk Retention Group, Inc. (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Registration Statement on Form S-1 of American Safety Insurance Holdings, Ltd.(Registration No. 333-42749) as filed with the Commission on January 27, 1998)

†10.6	(b)	Program Management Agreement between American Safety Insurance Services, Inc. and American Safety Risk Retention Group, Inc.

†10.6	(c)	Allocation Agreement among American Safety Insurance Services, Inc., American Safety Casualty Insurance Company, American Safety Indemnity Company, and American Safety Risk Retention Group

†21.1		Subsidiaries American Safety Insurance Holdings, Ltd.

*23.1		Consent of Troutman Sanders LLP (included in Exhibit 5.1)

*23.2		Consent of Conyers Dill & Pearman (included in Exhibit 5.2)

*23.3		Consent of Troutman Sanders LLP (included in Exhibit 8.1)

23.4		Consent of KPMG LLP

†24.1		Power of Attorney

*	To be filed prior to the effectiveness of this registration statement by an amendment to this registration statement.

†	Previously filed.